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03024049

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agnico-Eagle Mines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 179 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/25/03

03 JUN 24 AM 7:21

AGNICO-EAGLE MINES LIMITED
Suite 500
145 King Street East
Toronto, Ontario
M5C 2Y7

RECEIVED JUN 06 2003

2003 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Agnico-Eagle Mines Limited (the "Corporation") will be held in the Toronto I Room, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario, Canada, on Thursday, June 19, 2003 at 10:30 a.m. (Toronto time) for the following purposes:

1. to receive the consolidated financial statements of the Corporation as at and for the year ended December 31, 2002, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix their remuneration; and
4. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular. A copy of the Annual Report of the Corporation containing the consolidated financial statements of the Corporation as at and for the year ended December 31, 2002, together with the report of the auditors thereon, also accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders of record at the close of business on May 6, 2003 will be entitled to receive notice of and vote at the meeting, except to the extent that a person has transferred any common shares of the Corporation after that date and the transferee of those common shares properly establishes ownership of such common shares and requests, not later than the commencement of the meeting, that the transferee's name be included in the list of shareholders eligible to vote at the meeting, in which case the transferee is entitled to vote such common shares at the meeting. As described in the accompanying management information circular and the form of proxy enclosed herewith, proxies to be used at the meeting may be (1) returned by mail or delivery to Computershare Trust Company of Canada or the Corporation, (2) transmitted by telephone or (3) transmitted via the Internet, in each case at least 48 hours prior to the Meeting.

DATED at Toronto, Ontario, this 23rd day of April, 2003.

BY ORDER OF THE BOARD

BARRY LANDEN
Vice-President, Corporate Affairs

AGNICO-EAGLE MINES LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Agnico-Eagle Mines Limited (the "Corporation") for use at the annual meeting of the shareholders of the Corporation or any adjournment thereof (the "Meeting") to be held in the Toronto I Room, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario, Canada, on Thursday, June 19, 2003, at 10:30 a.m. (Toronto time) for the purposes set forth in the notice of meeting (the "Notice") accompanying this management information circular (the "Circular"). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The cost of this solicitation will be borne by the Corporation. Unless otherwise stated, all information in this Circular is given as of April 23, 2003 and all dollar amounts are stated in Canadian dollars.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer and the Vice-President, Corporate Affairs of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the proxy to represent him at the Meeting either by inserting such person's name in the blank space provided in the form of proxy and striking out the other names. A form of proxy will not be valid unless it is completed and returned as set out below at least 48 hours prior to the commencement of the Meeting.**

Registered Shareholders

In addition to voting in person at the Meeting, a registered shareholder (a shareholder whose name appears on its share certificates) may vote by mail, by telephone or via the Internet.

To vote by mail: complete, sign and date the form of proxy and return in the enclosed envelope to Computershare Trust Company of Canada or the Corporation's registered office.

To vote by telephone: (available in Canada and the United States only) call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter your Holder Account Number and Proxy Access Number set out on the form of proxy and then listen for voting instructions.

To vote via the Internet: go to the website specified on the enclosed form of proxy enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen. If your form of proxy does not contain a Holder Account Number or a Proxy Access Number you will not be able to vote by telephone or via the Internet.

If you vote by telephone or via the Internet, DO NOT complete or return the proxy form. Voting by mail is the only method for voting holdings held in the name of a corporation or holdings being voted on behalf of another individual. Voting by mail or via the Internet are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the form of proxy.

Non-Registered Shareholders

A non-registered shareholder (a shareholder whose shares are registered in the name of an intermediary such as a bank, trust company, securities broker, trustee or custodian or a clearing agency in which the intermediary participates) may vote (1) by using the form of proxy or the request for voting instruction form, if one has been provided by your intermediary, or (2) by attendance at the Meeting (after having completed and returned a form of proxy or voting instruction form, as the case may be, as set out below in "— To vote in person at the Meeting"). **Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting.** These procedures generally allow voting by telephone, via the Internet, by mail or by fax and the applicable instructions for each such method of voting are set out in the form of proxy or voting instruction form.

To vote in person at the Meeting: (i) if you have received a form of proxy from an intermediary, follow the instructions set out on the form of proxy, appoint yourself proxyholder, and return the form of proxy in accordance with the instructions set out on the form or (ii) if you have received a voting instruction form from an intermediary, follow the instructions set out on the voting instruction form, insert your name as appointee and return the voting instruction form in accordance with the instructions set out on the form. Do not otherwise complete the proxy or voting instruction form sent to you as your vote will be taken and counted at the Meeting.

To vote by proxy or by giving a voting instruction: (i) if you received a form of proxy from an intermediary, follow the instructions set out on the form of proxy to complete and return the form of proxy in accordance with the instructions set out on the form of proxy or (ii) if you have received a voting instruction form from an intermediary, follow the instructions set out on the voting instruction form to complete and return the form in accordance with the instructions set out on the voting instruction form.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, with the Corporation at its registered office, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; and (iii) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as May 6, 2003.

As of the date of this Circular, 83,768,994 common shares of the Corporation are issued and outstanding. Each common share carries the right to one vote and all common shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his name on the list at the Meeting, except to the extent that:

(a) the shareholder has transferred any of his common shares after the Record Date; and

(b) the transferee of those common shares produces properly endorsed certificates evidencing the common shares or otherwise establishes that he owns such common shares and demands, not later than the time at which the Meeting commences, that his name be included on the list, in which case the transferee is entitled to vote his common shares at the Meeting.

Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 12,235,214 common shares of the Corporation (14.40%) and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, no other person or corporation beneficially owns or exercises control or direction over common shares of the Corporation carrying more than 10% of the votes attached to common shares of the Corporation.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of common shares of the Corporation owned by each director, nominee for election as director and executive officer of the Corporation as of April 23, 2003. In each case, the number of common shares listed in the table includes common shares purchased under the Corporation's Employee Stock Option Plan (the "ESOP"), the Incentive Share Purchase Plan (the "Incentive Plan") or on the open market but excludes common shares underlying immediately exercisable options.

Name of Beneficial Owner	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly)
James D. Nasso, Director and Chairman of the Corporation	NIL
Sean Boyd, Director, President and Chief Executive Officer	128,506
John T. Clement, Director and Vice-President	4,825
Douglas R. Beaumont, Director	4,666
Dr. Alan Green, Director	83,251(1)
Bernard Kraft, Director	4,825
Ernest Sheriff, Director	9,825(2)
Leanne M. Baker, Director	NIL
Mel Leiderman, Director	NIL
Eberhard Sherkus, Executive Vice-President and Chief Operating Officer	42,909
David Garofalo, Vice-President, Finance and Chief Financial Officer	22,834
Barry Landen, Vice-President, Corporate Affairs	50,345
Anton Adamcik, Vice-President, Environment	3,127
Donald G. Allan, Vice-President, Corporate Development	233
Alain Blackburn, Vice-President, Exploration	1,287

Notes:

(1) Including 18,804 shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(2) Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Ernest Sheriff.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the number of directors shall be a minimum of five and a maximum of 12. By special resolution of the shareholders of the Corporation approved at the annual and special meeting of the Corporation held on June 27, 1996, the shareholders determined the number of directors within such minimum and maximum to be 12 until changed by a resolution of the Board of Directors. On April 23, 2003, the Board of Directors passed a resolution that set the number of directors of the Corporation at eight, effective at the end of the Meeting.

Listed in the chart below are the names of the eight directors of the Corporation who are proposed as nominees for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation after the Meeting or until their successors are elected or appointed. All of the nominees currently serve as directors of the Corporation, including Leanne M. Baker and Mel Leiderman, who were appointed by the board of directors effective January 1, 2003. Under the Corporation's retirement policy (the "Retirement Policy"), directors elected or appointed before April 14, 1998 are required to retire at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to retire at the age of 70. Irving Dobbs and Wencel Hubacheck, each of whom is over the age of 75, retired on December 31, 2002 and will not stand for re-election. John T. Clement, Q.C., currently a Vice-President and Director of the Corporation, will turn 75 in August 2003 and, accordingly, will not stand for re-election at the Meeting and will retire from his position as Vice-President of the Corporation at the conclusion of the Meeting. He will, however, continue to serve on the board of Sudbury Contact Mines Limited ("Sudbury Contact"), the Corporation's 63.7%-owned subsidiary. The information set out above as to the number of common shares of the Corporation owned by nominees for election as directors is not within the knowledge of management and has been furnished by the nominees.

On any ballot that may be called relating to the election of directors, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by proxies in favour of management nominees for the election of such persons as directors of the Corporation, unless a shareholder has specified in his proxy that his common shares are to be withheld from voting for the election of directors. In the event that any vacancies occur in the slate of such nominees, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by such proxies for the election of such other person or persons as directors in accordance with the best judgment of management.

NOMINEES FOR ELECTION AS DIRECTOR

Name	Position and Office with the Corporation or Significant Affiliate (1)	Date since which a Director of the Corporation	Principal Occupation and Name of Employer
LEANNE M. BAKER	Director of the Corporation	January 1, 2003	Consultant to the mining and financial services industries (2)
DOUGLAS R. BEAUMONT, P.ENG. (3)(4)	Director of the Corporation	February 25, 1997	Retired (formerly Senior Vice-President, Process Technology, Kilborn SNC Lavalin)
SEAN BOYD, C.A. (5)	President and Chief Executive Officer and Director of the Corporation and Sudbury Contact	April 14, 1998	President and Chief Executive Officer of the Corporation
DR. ALAN GREEN (3)(4)	Director of the Corporation	August 8, 1995	Dentist, self-employed
BERNARD KRAFT, C.A. (3)(6)	Director of the Corporation	March 12, 1992	Chartered Accountant, senior partner of Kraft and Partners, Chartered Accountants
MEL LEIDERMAN, C.A. (6)	Director of the Corporation	January 1, 2003	Chartered Accountant, managing partner of Lipton Wiseman Altbaum and Partners LLP
JAMES D. NASSO (6)	Chairman of the Corporation (7)	June 27, 1986	Retired (formerly President, Unilac Limited (manufacturer of infant formula))
ERNEST SHERIFF (4)	Director of the Corporation	March 29, 1996	Prospector, self-employed

Notes:

(1) Indicates all other major positions and offices within the Corporation or any of its significant affiliates currently held by the nominee. The only significant affiliate of the Corporation is Sudbury Contact, its 63.7%-owned subsidiary.

(2) Ms Baker became a mining industry consultant in 2002. Prior to that, Ms Baker spent 11 years with Salomon Smith Barney as an equity research analyst in the mining sector.

(3) Member of Compensation Committee.

(4) Member of Governance Committee.

(5) Mr. Boyd first joined the Corporation in 1985 as comptroller.

(6) Member of the Audit Committee.

(7) Mr. Nasso was appointed chairman of the board effective June 21, 2002.

APPOINTMENT OF AUDITORS

On any ballot that may be called relating to the appointment of auditors, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by proxies in favour of management nominees for the appointment of the firm of Ernst & Young LLP, Chartered Accountants ("Ernst & Young") as the auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless a shareholder signing such proxy specifies otherwise.

Representatives of Ernst & Young are expected to be present at the Meeting and available to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are Sean Boyd, President and Chief Executive Officer, Eberhard Scherkus, Executive Vice-President and Chief Operating Officer, David Garofalo, Vice-President, Finance and Chief Financial Officer, Barry Landen, Vice-President, Corporate Affairs, Anton Adamcik, Vice-President, Environment, Donald Allan, Vice-President, Corporate Development, Alain Blackburn, Vice-President, Exploration and John T. Clement, Vice-President. Donald Allan and Alain Blackburn were appointed to their current positions in May and October of 2002, respectively.

Compensation of Officers

Summary Compensation Table

The following table sets forth a summary of compensation earned during each of the last three financial years by the Corporation's Chief Executive Officer at any time during 2002 and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") who served as executive officers at the end of 2002:

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Securities Under Options Granted by the Corporation and its Subsidiary (2)	All Other Compensation ($) (3)
Sean Boyd	2002	555,481	225,000	225,000	27,001
President and				118,000 (Sudbury Contact) (4)	
Chief Executive Officer	2001	455,000	127,500	63,750	27,480
	2000	425,000	35,000	165,000	41,696
Eberhard Scherkus	2002	402,596	135,000	135,000	22,430
Executive Vice-President and				75,000 (Sudbury Contact) (4)	
Chief Operating Officer	2001	330,000	75,000	37,000	21,420
	2000	310,000	19,000	108,000	35,514
David Garofalo	2002	270,096	73,000	75,000	15,896
Vice-President, Finance and				50,000 (Sudbury Contact) (4)	
Chief Financial Officer	2001	220,000	37,000	18,000	13,060
	2000	182,000	9,000	51,000	21,665
Barry Landen	2002	214,038	56,000	50,000	13,830
Vice-President, Corporate Affairs				50,000 (Sudbury Contact) (4)	
	2001	194,000	34,000	17,000	13,642
	2000	182,000	8,000	39,000	22,698
Anton Adamcik	2002	193,654	47,000	35,000	11,598
Vice-President, Environment				50,000 (Sudbury Contact) (4)	
	2001	178,000	27,000	14,000	13,386
	2000	171,000	7,000	35,000	22,670

Notes:

(1) Each of Messrs. Boyd, Scherkus, Garofalo, Landen and Adamcik also serves as an executive officer of Sudbury Contact, a subsidiary of the Corporation. None of Messrs. Boyd, Scherkus, Garofalo, Landen or Adamcik receives separate or additional salary from Sudbury Contact as it is understood that their positions in the Corporation include the provision of services to Sudbury Contact. Minimum annual base salaries for Messrs. Boyd, Scherkus, Garofalo, Landen and Adamcik are specified under employment agreements with the Corporation. See "Employment Contracts/Termination Arrangements".

(2) Consists of options to purchase common shares of the Corporation granted under the Corporation's Employee Stock Option Plan.

(3) Consists of annual contributions made by the Corporation on behalf of the Named Executive Officers under the Corporation's defined contribution pension plan (see "Pension Arrangements"), premiums paid for term life insurance for the Named Executive Officers and benefits received under the Incentive Share Purchase Plan in the form of interest-free loans from the Corporation. All loans made under the Incentive Share Purchase Plan were repaid prior to December 31, 2002. The Corporation had also guaranteed loans to certain directors and officers, all of which were repaid prior to December 31, 2002 (see "Incentive Share Purchase Plan").

(4) Consists of options to purchase common shares of Sudbury Contact granted under Sudbury Contact's Employee Stock Option Plan to directors and officers of Sudbury Contact who are also officers of the Corporation.

Options to Purchase Securities

Under the ESOP, options to purchase common shares of the Corporation may be granted to directors, officers, employees of, and service providers to, the Corporation and its subsidiaries. The exercise price of options granted under the ESOP may not be less than the closing market price for the common shares of the Corporation on The Toronto Stock Exchange (the "TSX") at the time of grant. The ESOP provides that options will be exercisable during a period established by the Compensation Committee not to exceed ten years from the date such option was granted. The Compensation Committee adopted a policy on April 24, 2001 pursuant to which options granted after such date shall be exercisable during a period established by the Compensation Committee not to exceed five years from the date such option was granted.

The ESOP was amended on April 22, 1999 to permit the grant of options to eligible corporations controlled by an eligible optionee and eligible family trusts of eligible optionees. The amendments also provided for the assignment, subject to stock exchange approval on a case-by-case basis, of options by optionees to a limited category of eligible assignees. Included in this category are the spouse, minor children, minor grandchildren and registered retirement savings plans of an optionee, as well as eligible corporations and family trusts. The ESOP was also amended to provide that, in the event of a compulsory acquisition or going private transaction, an optionee will be entitled to participate in the transaction as if he or she had exercised options granted under the ESOP prior to completion of the transaction. The ESOP was further amended by resolution at the annual and special meeting of the shareholders of the Corporation on May 31, 2001 to increase the maximum number of common shares reserved for issuance under the ESOP from 6,000,000 to 8,000,000.

Aggregate Option Grants During Year Ended December 31, 2002

During the year ended December 31, 2002, an aggregate of 520,000 options to purchase common shares of the Corporation were granted to the Named Executive Officers under the ESOP and an aggregate of 343,000 options to purchase common shares of Sudbury Contact were granted to the Named Executive Officers under Sudbury Contact's Employee Stock Option Plan by reason of their position as officers and/or directors of Sudbury Contact. The following table sets forth a summary of grants of options to the Named Executive Officers during the year, all of which were granted on January 10, 2002.

Name	Common Shares Under Options Granted (#)	% of Total Option Grants in 2002 (1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Sean Boyd	225,000 (2)	16.56%	15.93	15.93	January 10, 2007
	118,000 (3) (Sudbury Contact)	17.23%	2.50	2.50	May 15, 2012
Eberhard Scherkus	135,000 (2)	9.94%	15.93	15.93	January 10, 2007
	75,000 (3) (Sudbury Contact)	10.95%	2.50	2.50	May 15, 2012
David Garofalo	75,000 (2)	5.52%	15.93	15.93	January 10, 2007
	50,000 (3) (Sudbury Contact)	7.30%	2.50	2.50	May 15, 2012
Barry Landen	50,000 (2)	3.68%	15.93	15.93	January 10, 2007
	50,000 (3) (Sudbury Contact)	7.30%	2.50	2.50	May 15, 2012
Anton Adamcik	35,000 (2)	2.58%	15.93	15.93	January 10, 2007
	50,000 (3) (Sudbury Contact)	7.30%	2.50	2.50	May 15, 2012

Notes:

(1) Consists of percentage relating to total option grants by the Corporation or by Sudbury Contact, as the case may be.

(2) Consists of options to purchase common shares of the Corporation granted under the Corporation's ESOP.

(3) Consists of options to purchase Sudbury Contact's common shares granted under Sudbury Contact's Employee Stock Option Plan to directors and officers of Sudbury Contact who are also officers of the Corporation.

Aggregate Option Exercises during Year Ended December 31, 2002 and Option Values as at December 31, 2002

The following table sets forth, on an aggregate basis, the number and value of securities acquired on the exercise of options during the year ended December 31, 2002 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2002:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at December 31, 2002 Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2002 ($) (2) Exercisable/Unexercisable
Sean Boyd	266,000 (3)	4,799,850 (3)	463,950/40,000 (3)	4,392,864/555,700 (3)
	NIL (4)	NIL (4)	318,000/0 (Sudbury Contact) (4)	290,000 (4)
Eberhard Scherkus	149,000 (3)	2,454,200 (3)	331,200/30,000 (3)	3,182,386/427,400 (3)
	NIL (4)	NIL (4)	200,000/0 (Sudbury Contact) (4)	181,250 (4)
David Garofalo	66,000 (3)	786,880 (3)	88,000/15,000 (3)	723,090/213,200 (3)
	NIL (4)	NIL (4)	110,000/0 (Sudbury Contact) (4)	60,000 (4)
Barry Landen	35,000 (3)	358,600 (3)	165,000/11,000 (3)	1,542,100/161,480 (3)
	NIL (4)	NIL (4)	125,000/0 (Sudbury Contact) (4)	87,000 (4)
Anton Adamcik	62,500 (3)	760,920 (3)	113,000/11,000 (3)	1,027,090/161,480 (3)
	NIL (4)	NIL (4)	130,000/0 (Sudbury Contact) (4)	116,000 (4)

Notes:

(1) Aggregate Value Realized is equal to the aggregate of the differences between the exercise price of the options exercised and the market price of the underlying shares on the date of exercise. Market price of the underlying shares is determined on the basis of the closing price on the TSX of the common shares of the Corporation or Sudbury Contact, as the case may be.

(2) An option is in-the-money at December 31, 2002 if the market price of the underlying shares on that date exceeds the exercise price of the option. The value of unexercised options at December 31, 2002 is equal to the difference between the market price of the underlying shares on December 31, 2002 and the exercise price of the options. Market price, for this purpose, of the Corporation's common shares is $23.33 and of Sudbury Contact's common shares is $2.45 (i.e., the closing price of the shares on the TSX on December 31, 2002).

(3) Consists of options to purchase common shares of the Corporation granted under the Corporation's ESOP.

(4) Consists of options to purchase common shares of Sudbury Contact granted under Sudbury Contact's Employee Stock Option Plan. All unexercised options to purchase common shares of Sudbury Contact are currently exercisable.

Incentive Share Purchase Plan

In 1997, the shareholders of the Corporation approved the Incentive Plan to encourage directors, officers and full-time employees (the "Participants") of the Corporation and its subsidiaries to purchase the Corporation's common shares on a regular basis. Full-time employees who have been continuously employed by the Corporation or its subsidiaries for at least 12 months are eligible each January 1 to participate in the Incentive Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque and directors may contribute up to 100% of their annual Board and committee retainer fees. The Corporation contributes an amount equal to 50% of the Participant's contributions and, on March 31, June 30, September 30 and December 31 of each year (or the next preceding business day), issues to each Participant common shares of the Corporation at current market prices having a value equal to the amounts contributed by such Participant and the Corporation. The Corporation may advance loans to fund contributions to the Incentive Plan by Participants. The plan was amended on April 23, 2003 to provide that loans may only be advanced to Participants who are not directors or officers of the Corporation. The Corporation did not make any interest-free loans to directors and officers wishing to make purchases under the Incentive Plan in 2002. Any common shares acquired under the Incentive Plan with the proceeds of such loans must be pledged to the Corporation to secure the repayment of the loans. The loans advanced under the Incentive Plan have a ten-year term with recourse limited to the purchased shares. The Incentive Plan requires repayment of the loan within two years after death or departure from the Corporation and immediate repayment of the loan out of any proceeds of sale of the shares. See "Indebtedness of Directors, Executive Officers and Senior Officers".

Participation in the Incentive Plan terminates upon the earlier of (i) the termination of the Participant's relationship with the Corporation, (ii) the Participant's death, or (iii) the termination of the Incentive Plan. In such event, all unused Participant contributions will be returned to the Participant or the Participant's estate. The Incentive Plan was amended by resolution at the annual and special meeting of the shareholders of the Corporation on June 21, 2002 to increase the maximum number of common shares reserved for issuance under the Incentive Plan from 1 million to 2.5 million shares. In 2002, a total of 138,737 common shares were issued under the Incentive Plan.

Pension Arrangements

The Agnico-Eagle Mines Limited Employees Pension Plan — B Don LaRonde Division (Salaried) (the "Basic Plan") is a defined contribution pension plan registered under the *Income Tax Act* (Canada). Annual employer contributions of 5% of pensionable earnings are accumulated with investment income to retirement, at which time an annuity is purchased from an insurance company. Contributions are limited each year by limits prescribed in the *Income Tax Act* (Canada), a maximum of $13,500 in 2002. Effective July 1, 1997, the accrued pensions of members of Part A of the Basic Plan were either held in the Basic Plan as a frozen defined benefit or converted to cash values and transferred to individual Pension Accounts in Part B of the Basic Plan.

The four individual Retirement Compensation Arrangement Plans ("RCA Plans") for Messrs. Boyd, Scherkus, Adamcik and Landen provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Corporation, less the annual pension payable under the Basic Plan. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

The following chart provides illustrations of the total estimated pension payable from both the RCA Plan and the Basic Plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

	Current	Total Years of Service with the Company to Age 60 (1)(2)				
Current Earnings	Age	15 years	20 years	25 years	30 years	35 years
$150,000	45	$ 66,100	$ 88,100	$110,100	$132,200	$154,200
	50	57,000	76,000	95,000	114,000	133,000
	55	49,200	65,600	82,000	98,300	114,700
	60	42,400	56,600	70,700	84,800	99,000
$200,000	45	$ 88,100	$117,500	$146,900	$176,200	$205,600
	50	76,000	101,300	126,700	152,000	177,300
	55	65,600	87,400	109,300	131,100	153,000
	60	56,600	75,400	94,300	113,100	132,000
$300,000	45	$132,200	$176,200	$220,300	$264,300	$308,400
	50	114,000	152,000	190,000	228,000	266,000
	55	98,300	131,100	163,900	196,700	229,500
	60	84,800	113,100	141,400	169,700	197,900
$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
$450,000	45	$198,300	$264,300	$330,400	$396,500	$462,600
	50	171,000	228,000	285,000	342,000	399,000
	55	147,500	196,700	245,900	295,000	344,200
	60	127,300	169,700	212,100	254,500	296,900
$550,000	45	$242,300	$323,100	$403,800	$484,600	$565,400
	50	209,000	278,700	348,400	418,000	487,700
	55	180,300	240,400	300,500	360,600	420,700
	60	155,500	207,400	259,200	311,100	362,900
$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900

Notes:

(1) Messrs. Boyd, Landen, Scherkus and Adamcik have 17, 22, 17 and 29 years, respectively, of credited service as of December 31, 2002.

(2) The pensionable earnings for purposes of the Basic Plan and RCA Plans consist of all basic remuneration for work done as services performed excluding any benefits, bonuses, overtime pay, automobile, entertainment or other allowance or unusual payments and includes only the compensation in the Summary Compensation Table. All amounts are stated in Canadian dollars.

Employment Contracts/Termination Arrangements

Each of Messrs. Boyd, Scherkus, Adamcik, Landen and Garofalo has an employment agreement with the Corporation which provides for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These agreements, which were amended in December 2002, provide that annual base salaries will be reviewed by the Board of Directors and will not be less than $195,000 in the case of Mr. Adamcik, $216,000 in the case of Mr. Landen, $290,000 in the case of Mr. Garofalo, $435,000 in the case of Mr. Scherkus and $600,000 in the case of Mr. Boyd. The aforementioned amounts may be increased at the discretion of the Board of Directors. If the respective agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, including a substantial alteration of responsibilities, a reduction of base salary or benefits, an office relocation of greater than 50 miles, a failure to obtain a satisfactory agreement from any successor to assume such officer's employment agreement or provide such officer with a comparable position, duties, salary and benefits or any change in control of the Corporation, all of the above named individuals would be entitled to payment equal to two and one-half times such officer's annual base salary at the date of termination plus an amount equal to two and one-half times such officer's annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two years or until such earlier date on which such officer commences new employment. In addition, all of the Named Executive Officers are entitled to participate under the Corporation's ESOP and Incentive Plan. See "— Incentive Share Purchase Plan".

Composition of Compensation Committee

The Compensation Committee consists of Messrs. Beaumont, Kraft and Dr. Green, none of whom is an officer or employee or former officer or employee of the Corporation or any of its subsidiaries and all of whom are considered to be unrelated to and independent from the Corporation. Each member of the Compensation Committee had amounts of indebtedness to the Corporation outstanding during 2002 under the Corporation's incentive share purchase plan (see "Executive Compensation — Share Purchase Plan"). However, all such indebtedness was repaid in full in 2002. The mandate of the Compensation Committee is to review management compensation policies and to make recommendations for the approval of the Board of Directors with respect to remuneration of executive officers of the Corporation. The Committee is also responsible for administering the ESOP, making recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of executive officers and determining compensation paid to directors of the Corporation.

The Committee met twice during 2002 and reviewed the Corporation's executive compensation policies or programs and recommended changes to the base salaries and options provided to executive officers to be effective in the Corporation's 2003 fiscal year. The increase was considered necessary to make the compensation of the Corporation's officers consistent with that of other corporations in the same industry as the Corporation. The Committee also increased the compensation of directors and recommended the grant of options to them under the ESOP. See "— Compensation of Directors".

Report on Executive Compensation

Compensation Philosophy

The goal of the Corporation is to create value for its shareholders. Accordingly, compensation for executive officers is based on the following principles: it must provide a strong incentive for officers to achieve the Corporation's goals each year; it must ensure that the interest of management and the shareholders are aligned; and it must enable the Corporation to attract and retain the quality of people necessary to its business. It is important that compensation recognize and reward individual performance as well as the performance of the Corporation as a whole. The compensation paid to executive officers consists of base salary, annual cash bonuses and long-term incentives. Cash bonuses and long-term incentives, specifically stock options, are linked to increases in shareholder value and the contribution of each executive officer to that principal goal. The Corporation believes that annual incentives are dependent upon corporate and individual performance and stock options play an important role in building shareholder value by tying the compensation of executive officers to performance and aligning their interests with the long-term interests of the Corporation and its shareholders.

Base Salary

Base salary is generally the principal component of an executive officer's compensation package. For the Named Executive Officers, the minimum level of annual base salary is specified under employment agreements, although amounts in excess of the base salary may be awarded in the discretion of the Board of Directors. See "Executive Compensation — Employment Contracts/Termination Arrangements". Annual base salary for other executive officers is reviewed annually, taking into account the individual's performance and compensation levels established for mining industry executives generally.

Annual Bonus

Bonuses over established salary are awarded to executive officers and other employees for outstanding performance. In setting the amount of the bonus, the Board of Directors gives weight to the annual performance and profitability of the Corporation, the contribution of the individual to that success and the level of responsibility of the employee within the Corporation. In 2002, an aggregate of $536,000 in cash bonuses were awarded to the executive officers of the Corporation.

Stock Options

Long-term incentives for executive officers and other employees have been provided through stock options granted under the ESOP. Grants of stock options are generally based on three factors: the employee's performance, the employee's level of responsibility within the Corporation and the number and exercise price of options previously issued to the employee. Although the ESOP provides for the grant of options exercisable during a period not to exceed ten years from the dates such options are granted, on April 24, 2001 the Compensation Committee adopted a policy pursuant to which options granted after such date shall be exercisable during a period established by the Compensation Committee not to exceed five years from the dates such options are granted. During the year ended December 31, 2002, the Compensation Committee approved the grant of 620,000 stock options to the executive officers of the Corporation. See "Executive Compensation — Options to Purchase Securities — Aggregate Option Grants During Year Ended December 31, 2002".

Chief Executive Officer's 2002 Compensation

Mr. Boyd served as President and Chief Executive Officer of the Corporation and received a $555,481 base salary in 2002. In determining the base salary of Mr. Boyd, the Compensation Committee reviewed industry surveys prepared by independent consultants, an internally generated industry survey and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity. The Committee also considered other factors such as Mr. Boyd's responsibilities and contribution to business performance such as his leadership in connection with the expansion of operations at the LaRonde mine and the Corporation's overall past and anticipated future performance. The principal responsibilities of the President and Chief Executive Officer include selecting and appointing senior officers, establishing and monitoring long-term strategic corporate objectives and supervising the Corporation's mining exploration and development activities.

Despite difficulties in 2002 related to the start-up of the expansion of the mine and mill to 7,000 tons of ore per day, the Corporation had record gold production in the year and a significant improvement in net income, with the Company reporting a year-end profit for the first time since 1996. In addition, the Corporation ended the year in a strong financial position, with cash resources of nearly $253 million. Throughout the year the Corporation, led by the President and Chief Executive Officer, pursued the 7,000 tons per day expansion of the mine and mill, two financings which raised over $450 million and the examination of several acquisition opportunities. He also steered the Corporation through the operating challenges at the LaRonde mine which resulted in delays in mine development in 2002. Under his leadership, the Corporation also replaced its gold reserves and increased its gold resources. Mr. Boyd oversaw the expansion of the diamond project held by the Corporation's 63.7% subsidiary, Sudbury Contact, the continued rationalization of the Corporation's structure and the implementation of plans to increase Sudbury Contact's independence from the Corporation.

The foregoing report is submitted by the Compensation Committee of the Board of Directors.

Bernard Kraft, C.A.
Douglas R. Beaumont
Dr. Alan Green

Compensation of Directors

The Corporation pays to each director, other than the President, who does not receive standard directors' fees, a fee of $1,000 for each meeting of the Board of Directors or committee of the Board attended, as well as an annual retainer of $18,000, except for Mr. Nasso, the Chairman of the Board, who is paid an annual fee of $50,000. Directors are also entitled to participate under the ESOP and the Incentive Plan. Committee chairs receive an annual fee of $3,000. In 2002, the Corporation issued a total of 7,561 common shares of the Corporation to directors under the Incentive Plan. In 2002, the Corporation granted directors options to acquire a total of 241,000 common shares of the Corporation. As at April 23, 2003, directors of the Corporation, including Mr. Boyd, held options to acquire 952,250 common shares of the Corporation. In respect of Mr. Boyd, see "Executive Compensation — Options to Purchase Securities — Aggregate Option Grants During Year Ended December 31, 2002".

Messrs. Boyd, Clement and Nasso, directors of the Corporation, are also directors of Sudbury Contact, an affiliate of the Corporation, which pays to each director, other than Mr. Boyd, a fee of $300 for each meeting of its Board of Directors or committee of the Board attended.

Mr. Boyd also serves as President and Chief Executive Officer of Sudbury Contact and received no remuneration for these offices. For the year ended December 31, 2002, Mr. Boyd was granted 118,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Employee Stock Option Plan.

For the year ended December 31, 2002, Messers Clement and Nasso, in their capacity as directors of Sudbury Contact, were each granted 15,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Employee Stock Option Plan.

Performance Graph

The following graph compares the total cumulative return of $100 invested in the Corporation's common shares on December 31, 1997 with the cumulative total return for each of The S&P/TSX Composite Index (the "TSX Composite Index") and The Toronto Stock Exchange Gold and Precious Minerals Total Return Index (the "TSX Gold Index") over the five-year period ended December 31, 2002 (in each case, assuming reinvestment of dividends):


325
300
275
250
225
200
175
150
125
100
75
50
25
0
1997
1998
1999
2000
2001
2002
Agnico-Eagle Mines Limited
TSX Gold Index
TSX Composite Index

	1997	1998	1999	2000	2001	2002
Agnico-Eagle Mines Limited	100	82	139	118	205	305
TSX Composite Index	100	98	132	139	82	107
TSX Gold Index	100	94	78	70	83	105

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No indebtedness was outstanding as at April 23, 2003 in connection with the purchase of securities of the Corporation or its subsidiaries of directors, former directors, officers and employees of the Corporation or its subsidiaries to the Corporation and its subsidiaries. All loans in respect of which the Corporation had provided guarantees in 1998 to a Canadian chartered bank of the indebtedness of its officers and directors incurred to make market purchases of common shares of the corporation were repaid in 2002. The aggregate amount outstanding as at April 23, 2003 for indebtedness of directors, former directors, officers and employees of the Corporation or its subsidiaries to the Corporation and its subsidiaries incurred for purposes other than the purchase of securities of the Corporation or its subsidiaries or associates was $106,250, the outstanding amount of the loan advanced to Alain Blackburn to purchase a residence as a relocation incentive.

The following table contains information concerning indebtedness to the Corporation, excluding routine indebtedness, by directors, executive officers and senior officers of the Corporation and associates of such persons.

Name	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Year Ended December 31, 2002	Amount Outstanding as at April 23, 2003
Jakmin Investments Limited	Loan from Corporation (1)	$2,347,027	NIL
Sean Boyd, President and Chief Executive Officer and Director	Loan from Corporation (2)	$132,625	NIL
Eberhard Scherkus, Executive Vice-President and Chief Operating Officer	Loan from Corporation (2)	$113,250	NIL
David Garofalo, Vice-President, Finance and Chief Financial Officer	Loan from Corporation (2)	$70,900	NIL
Barry Landen, Vice-President, Corporate Affairs	Loan from Corporation (2)	$60,572	NIL
	Guarantee from Corporation (3)	$150,000	
Anton Adamcik, Vice-President, Environment	Loan from Corporation (2)	$17,450	NIL
Alain Blackburn, Vice-President, Exploration	Loan from Corporation (4)	$112,500	$106,250
John Clement, Vice-President and Director (5)	Loan from Corporation (2)	$18,875	NIL
Charles Langston, former Chairman and Director (6)	Loan from Corporation (2)	$30,000	NIL
Douglas Beaumont, Director	Loan from Corporation (2)	$31,875	NIL
Irving Dobbs, former Director (7)	Loan from Corporation (2)	$31,875	NIL
Alan Green, Director	Loan from Corporation (2)	$31,875	NIL
Wencel Hubacheck, former Director (7)	Loan from Corporation (2)	$9,375	NIL

Name	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Year Ended December 31, 2002	Amount Outstanding as at April 23, 2003
Milton Klyman, former Director (8)	Loan from Corporation (2)	$30,000	NIL
Bernard Kraft, Director	Loan from Corporation (2)	$31,875	NIL
James D. Nasso, Director	Loan from Corporation (2)	$26,250	NIL
	Guarantee from Corporation (3)	$100,000	
George Pon, former Director (8)	Loan from Corporation (2)	$1,875	NIL
Ernest Sheriff, Director	Loan from Corporation (2)	$26,250	NIL

Notes:

(1) Effective January 1, 2002, the loan agreement was amended to be payable by Jakmin Investments Limited ("Jakmin Investments") on demand by the Corporation. The loan was repaid in full on April 29, 2002. Jakmin Investments is a corporation wholly owned by the Penna Estate. Mr. Langston, the Chairman and a director of the Corporation until his retirement on June 21, 2002, and Mr. Landen, the Vice-President, Corporate Affairs of the Corporation, are trustees of the Penna Estate and, together with a third trustee, control the Penna Estate. Messrs. Langston and Landen are also directors of Jakmin Investments and Mr. Landen serves as its President. Ernest Sheriff, a director of the Corporation, is also a director of Jakmin Investments.

(2) These amounts represent indebtedness owed to the Corporation by directors and officers in respect of their purchases of the Corporation's common shares prior to 2002 pursuant to the Incentive Share Purchase Plan. In 2002, the Corporation did not make any loans to directors and officers under the Incentive Plan and all loans made under the plan were repaid in 2002. The Incentive Share Purchase Plan was amended in 2003 to provide that loans may only be advanced to Participants who are not directors or officers of the Corporation. (See "Executive Compensation — Incentive Share Purchase Plan".)

(3) In 1998, the Corporation established a market purchase facility to enable its officers and directors to obtain personal loans to purchase common shares of the Corporation in the open market. In 2003, the Corporation terminated the market purchase facility and, as at April 23, 2003, there was no indebtedness guaranteed by the Corporation under this facility.

(4) The loan advanced by the Corporation to Mr. Blackburn is secured by a second mortgage on his residence which provides for full recourse against the assets of Mr. Blackburn.

(5) Mr. Clement will retire as a director and officer of the Corporation at the conclusion of the Meeting.

(6) Mr. Langston was the Chairman and a director of the Corporation until his retirement effective June 21, 2002.

(7) Irving Dobbs and Wencel Hubacheck were directors of the Corporation until their retirement effective December 31, 2002.

(8) Milton Klyman and Dr. George Pon were directors of the Corporation until their retirement effective June 21, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

For the year ended December 31, 2002, the Corporation and certain of its subsidiaries paid $243,000 to Jakmin Investments for office rental and management services rendered by it to such corporations from January 1, 2003 to September 1, 2003. The registered address of Jakmin Investments is Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7. Jakmin Investments is a corporation wholly owned by the Penna Estate. Mr. Landen, the Vice-President, Corporate Affairs of the Corporation, is a trustee of the Penna Estate and, together with two other trustees, controls the Penna Estate. Mr. Landen is also a director of Jakmin Investments and serves as its President. Ernest Sheriff, a director of the Corporation, is also a director of Jakmin Investments. The Corporation believes that the office rental and management service fees paid to Jakmin Investments up to September 1, 2002 were as favourable to the Corporation as could be negotiated with an unaffiliated party. On September 1, 2002, the Corporation moved from the premises it was renting from Jakmin Investments and all related contractual obligations between the Corporation and Jakmin Investments were terminated.

In August 1998, the Corporation provided to Jakmin Investments an interest bearing loan in the amount of $750,000 to enable Jakmin Investments to purchase shares of Mentor Exploration and Development Co.,

Limited ("Mentor"), which was at the time an affiliate of the Corporation, from Long Shots Inc., a corporation in which the Corporation held an approximately 36% interest at the time. Both the previously advanced non-interest bearing loan of $1,597,027 and the 1998 interest bearing loan of $750,000 were governed by a loan agreement dated August 14, 1998. Effective January 1, 2000, the loan agreement was amended to extend the due date to January 1, 2002. Effective January 1, 2002, the loan agreement was amended so that both loans are payable by Jakmin Investments on demand by the Corporation. The registered address of Mentor and Long Shots Inc. were Suite 2302, 401 Bay Street, Toronto, Ontario M5H 2Y4. On April 29, 2002, both loans were repaid in full by Jakmin Investments.

Accordingly, as of April 23, 2003, Jakmin Investments no longer holds an interest in any material contract with the Corporation.

For the year ended December 31, 2002 and for the period from January 1, 2003 to the date hereof, the Corporation loaned $4,034,406 and $583,148, respectively, to Sudbury Contact to fund ongoing exploration and operating activities. On May 13, 2002, the Corporation completed a transaction with Sudbury Contact which resulted in the elimination of $25,640,785 of the outstanding amount owed by Sudbury Contact to the Corporation. The total indebtedness of Sudbury Contact to the Corporation at April 23, 2003 is $4,931,462, including accrued interest to April 23, 2003 of $8,586. The rate of interest on the loan is 8% per annum. The loan is repayable on demand. The book value of the loan on the Corporation's financial statements is nil. The registered address of Sudbury Contact is Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is required under the By-laws of the TSX to make disclosure of its corporate governance practices and provide a description of the Corporation's system of corporate governance with specific reference to the guidelines (the "TSX Guidelines") set out in the TSX Company Manual and, where the Corporation's system is different from any of those guidelines or where the guidelines do not apply to the Corporation's system, an explanation of the differences or their inapplicability.

The following Statement of Corporate Governance Practices has been prepared by the Board's Governance Committee and approved by the Board of Directors.

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Corporation's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Corporation's particular circumstance. The Corporation's governance practices are subject to review and evaluation through the Board's Governance Committee, to ensure that, as the Corporation's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

Although the introduction by the TSX of certain corporate governance listing standards (the "Proposed TSX Listing Standards") and certain amendments to its corporate governance guidelines (the "Proposed TSX Amendments") have not yet advanced past the proposal stage, the Corporation has begun the process of conforming its governance standards to the Proposed TSX Listing Standards and Proposed TSX Amendments.

Similarly, although changes in the corporate governance requirements proposed by the New York Stock Exchange (the "Proposed NYSE Amendments") have not yet been finalized and may not be applicable to non-U.S. companies, the Corporation is proceeding to conform its governance practices to the Proposed NYSE Amendments and intends to comply with the final standards. For instance, in addition to the measures taken to comply with the Proposed TSX Amendments as stated in the preceding paragraph, the Corporation has constituted its Governance Committee such that it is entirely composed of independent directors.

Details of the Corporation's corporate governance practices and the responsibilities of the Board, with reference to the enumerated TSX Guidelines, are addressed below.

1. The Board should explicitly assume responsibility for stewardship of the corporation, and specifically should assume responsibility for the following matters: (i) adoption of a strategic planning process, (ii) identification of principal risks of the business and implementation of systems of risk management, (iii) provision for succession planning, including appointment, training and monitoring of senior management, (iv) establishment of a communications policy and (v) the integrity of the Corporation's internal control and management information systems.

The Board's responsibility is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic planning process consists of an annual review of the Corporation's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the President and advises management in the development of a corporate strategy to achieve those objectives.

The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters. The Board reviews the principal risks inherent in the Corporation's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks.

The Board considers the Corporation's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Corporation conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Corporation, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Corporation's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. In November 2001, the Board adopted a Disclosure Policy in response to regulatory changes in Canada and the United States. The policy establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

The Board, directly and through its Audit Committee, also assesses the integrity of the Corporation's internal control and management information systems.

The Board meets at least six times a year and more frequently if required. In 2002, the Board held ten meetings.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.

The Board currently consists of nine directors and, effective at the Meeting, the Board will consist of eight directors. The Board believes that seven of its nine current members, Ms Baker and Messrs. Beaumont, Kraft, Leiderman, Nasso and Sheriff, and Dr. Green are "unrelated" within the meaning of the TSX Guidelines, i.e., independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act as a director with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board believes a majority of those nominated for election at the Meeting are "unrelated" within the meaning of the TSX Guidelines.

In reaching this determination, the Board considered the circumstances and relationships with the Corporation and its affiliates of each of its directors. In determining that Ms. Baker and Messrs. Beaumont, Kraft, Leiderman, Nasso and Sheriff, and Dr. Green are unrelated to the Corporation, the Board took into consideration the fact that none is an officer or employee of the Corporation or party to any material contract with the Corporation and that none receives remuneration from the Corporation in excess of directors' fees, grants of stock options and financial assistance under the Incentive Share Purchase Plan and as disclosed under "Indebtedness of Directors, Executive Officers and Senior Officers".

Messrs. Boyd and Clement are considered related because they are officers of the Corporation. Mr. Clement is retiring as a director and Vice-President at the conclusion of the Meeting. All directors, other than Messrs. Boyd and Clement, also meet the independence standard as set out in the Proposed NYSE Amendments and the Sarbanes-Oxley Act of 2002 ("SOX").

3. The Board, in the case of a corporation with a significant shareholder, should disclose whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

The Corporation's common shares are widely held and it has no "significant shareholder" as defined in the TSX Guidelines, i.e., no shareholder with the ability to exercise a majority of the votes for the election of directors to the Board.

4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, that is responsible for the appointment and assessment of directors.

The Corporation's governance committee (see description of Governance Committee under guideline number 9) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors. On April 24, 2002, the Board of Directors, on the recommendation of the Governance Committee, established an ad hoc Nominating Committee to recruit and recommend to the Governance Committee new nominees for appointment or election to the Board of Directors. The Nominating Committee was dissolved in 2002.

5. The Board should implement a process for assessing the effectiveness of the Board, its committees and individual directors.

See description of Governance Committee under guideline number 9.

6. The Board should provide an orientation and education program for new directors.

The Corporation does not have a formal orientation and education program for new directors. However, all but two of the current directors have been members of the Board for several years and are well versed in the business of the Corporation. In addition, the two new members of the Board have attended orientation sessions and have been provided with all documentation relating to the policies and procedures of the Corporation.

7. The Board should examine the size of the Board, with specific reference to its effectiveness.

The size and composition of the Board is subject to periodic review by the Governance Committee. In accordance with the recommendations of the Governance Committee in 2002 that the number of directors be reduced from 12, the Board was reduced to nine directors at the 2002 annual and special meeting and will be further reduced to eight directors effective at the end of the Meeting.

8. The Board should review compensation of directors in light of risks and responsibilities.

Remuneration is paid to the Corporation's directors based on several factors, including time commitments and emoluments to directors of similar organizations. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of Directors. See "Executive Compensation — Compensation of Directors" and the description of the Compensation Committee under guideline number 9.

9. The Board should ensure that its committees are generally composed of only outside directors, a majority of whom are unrelated directors.

The Board has three Committees: the Audit Committee, the Compensation Committee and the Governance Committee. From time to time, ad hoc committees of the Board are appointed. The Executive Committee was dissolved in 2002.

Audit Committee

The Audit Committee has two primary objectives: (a) recommend to and advise the Board of Directors in its oversight responsibilities with respect to: (i) the quality and integrity of the Corporation's financial reports and information; (ii) the effectiveness of the Corporation's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance; (iii) the performance of the Corporation's auditing, accounting and financial reporting functions; (iv) the fairness of related party agreements and arrangements between the Corporation and related parties; and (v) the independent auditors' performance, qualifications and independence; and (b) prepare such reports of the Audit Committee required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities. On April 23, 2003, the Corporation amended and restated the Audit Committee charter to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Audit Committee must be unrelated to and independent from the Corporation, as these terms are defined in the Proposed TSX Amendments and the Proposal NYSE Amendments. In addition, each member must be financially literate and at least one member of the Audit Committee must be a financial expert, as the term is defined in SOX.

The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information (e.g. press releases), all management reports which accompany any financial statements, all internal and external audit plans and any recommendation affecting the Corporation's internal controls, the results of internal and external audits and any changes in accounting practices or policies and the financial impact of such changes, any accruals, provisions, estimates or related party transactions that have a significant impact on the Corporation's financial statements and any litigation, claim or other contingency that could have a material effect upon the Corporation's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Corporation's accounting and financial systems, for reviewing and discussing with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities, for considering the appointment and remuneration of external auditors to the Board and any other matter which it considers should be taken into account in recommending the approval of any financial statements to the Board. The Audit Committee reports directly to the Board of Directors.

The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Nasso, Leiderman and Kraft), each of whom is financially literate. In addition, both Messrs. Kraft and Leiderman are chartered accountants currently active in private practice and, as such, qualify as financial experts. The Audit Committee met four times in 2002.

Compensation Committee

The Compensation Committee's responsibilities include reviewing and recommending, for the Board's approval, policies relating to compensation of the Corporation's executive officers, the amount and composition of annual compensation to be paid to the Corporation's executive officers and matters relating to pension, stock option and other incentive plans for the benefit of executive officers. The Compensation Committee is also responsible for administering the Corporation's ESOP, reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees thereof and reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally. The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the Proposed TSX Amendments and the Proposed NYSE Amendments.

The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Beaumont and Kraft and Dr. Green). The Compensation Committee met twice in 2002.

Governance Committee

The Governance Committee is responsible for evaluating the Corporation's governance practices, developing its response to the TSX Guidelines and recommending changes to the Corporation's governance structures or processes as it may from time to time consider necessary or desirable. In addition, the Governance Committee's responsibilities include (i) reviewing on an annual basis the charters of the Board of Directors and of each committee of the Board and recommending any changes it considers necessary or desirable; (ii) assessing annually the effectiveness of the Board as a whole and recommending any necessary or desirable changes; (iii) reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of unrelated directors; and (iv) participating in the recruitment and recommendation of new nominees for appointment or election to the Board. The Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Governance Committee charter was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the Proposed TSX Amendments and the Proposed NYSE Amendments.

The Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Sheriff and Beaumont and Dr. Green). The Governance Committee met seven times in 2002.

10. The Board should assume or assign responsibility for corporate governance issues.

See description of Governance Committee under guideline number 9.

11. The Board should define management's responsibilities and approve corporate objectives to be met by the Chief Executive Officer.

The Board holds management responsible for the development of long-term strategies for the Corporation. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer, Vice-President, Corporate Development and the Executive Vice-President and Chief Operating Officer report to the Board at least every quarter on the Corporation's progress in the preceding quarter and on the strategic, operational and financial issues facing the Corporation.

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business. Management seeks the Board's prior approval for significant changes in the Corporation's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Corporation's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. In 2001, the Board of Directors approved amendments to the authorization policy and risk management policy of the Corporation. The policies ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Corporation by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance.

12. The Board should establish structures and procedures to enable the Board to function independently of management. An appropriate structure would be to appoint a chairman who is not a member of management.

Mr. Nasso is the Chairman of the Board of Directors and Mr. Boyd is the President and Chief Executive Officer of the Corporation. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee the offices of Chairman and Chief Executive Officer will be held by the same person. The Board may also meet independently of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

13. The Board should ensure that the Audit Committee is composed of outside directors and that the role of the Audit Committee is specifically defined.

See description of Audit Committee under guideline number 9.

14. The Board should implement a system to enable individual directors to engage outside advisors at the Corporation's expense.

The Board has a policy of permitting individual directors, subject to the approval of the Board, to engage outside legal, financial or other expert advisors at the Corporation's expense in the appropriate circumstances.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors and officers of the Corporation are indemnified by the Corporation under the Corporation's by-laws to the extent permitted by law. The Corporation has purchased a directors' and officers' liability insurance policy to provide insurance against possible liabilities under this indemnification and for the benefit of directors and officers of the Corporation or its subsidiaries, against liabilities incurred by them in such capacities to the extent that these liabilities are not indemnified by the Corporation or its subsidiaries. The premium for this policy for the period from January 1, 2002 to December 31, 2002 of $92,500 was paid by the Corporation. No allocation of premium is made in respect of directors as a group or officers as a group. The policy provides coverage of up to $25 million per occurrence, to a maximum of $25 million per annum. There is no deductible for directors and officers and a $75,000 deductible for each claim made by the Corporation.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

The Board of Directors of the Corporation adopted a dividend reinvestment and share purchase plan (the "Dividend Plan") in 1999. The Corporation or Computershare Trust Company of Canada, the administrator of the Plan, will provide a copy of the Dividend Plan to any person or company upon written request. The Dividend Plan is similar to dividend reinvestment and share purchase plans adopted by other Canadian companies. The following summary is qualified in its entirety by the specific terms and conditions of the Dividend Plan.

The Dividend Plan is designed to provide shareholders with an opportunity to increase their investment in the Corporation each year by reinvesting any dividends to purchase additional common shares and, if desired, by investing optional cash contributions to purchase additional common shares. Common shares will be purchased at a discount from the market price under the dividend reinvestment portion of the Dividend Plan. Common shares will be purchased at the market price (determined in accordance with the Dividend Plan) under the share purchase portion of the Dividend Plan by way of cash contribution; such cash contributions must be no less than US$100 and no more than US$20,000 (or the Canadian dollar equivalents of such sums, calculated in accordance with the terms of the Dividend Plan).

Shareholders who choose to participate in the Dividend Plan will benefit by not incurring any brokerage commissions on common share purchases under the Dividend Plan. The Dividend Plan also allows for full investment of dividends and cash contributions, because it credits the purchase of fractional and whole shares to a participating shareholders' account. Under the Dividend Plan, any registered shareholder who is a resident of Canada or the United States may choose to participate in the Dividend Plan. A shareholder must participate in the dividend reinvestment portion of the Dividend Plan in order to be eligible to participate in the share purchase portion of the Dividend Plan.

Participation in the Dividend Plan is not mandatory. Any shareholders who do not elect to participate in the Dividend Plan will continue to receive any dividends paid by the Corporation in cash. All common shares purchased under the Dividend Plan will be issued directly from the treasury of the Corporation. Any proceeds received by the Corporation for the issuance of such common shares will be used for general corporate purposes.

Once a shareholder is enrolled in the Dividend Plan, the reinvestment of any dividends is automatic, until the Dividend Plan or the shareholder's participation in the Dividend Plan is terminated.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon written request to the Vice-President, Corporate Affairs of the Corporation, a copy of:

(a) the Corporation's most recent Annual Information Form consisting of the Corporation's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(b) the Corporation's Annual Report for the year ended December 31, 2002, including the consolidated balance sheets as at December 31, 2002 and 2001, and the consolidated statements of income (loss), for the three-year period ended December 31, 2002, and related notes, together with the auditors' report thereon and management's discussion and analysis of the Corporation's financial condition and results of operations contained therein; and

(c) any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for the year ended December 31, 2002.

Alternatively, these documents may be viewed at the Corporation's website at http://www.agnico-eagle.com.

GENERAL

Management knows of no matters to come before the Meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL BY DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED the 23rd day of April, 2003.

BARRY LANDEN
Vice-President, Corporate Affairs

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations – Canadian GAAP

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. All figures presented are in US dollars unless otherwise noted.

Results of Operations

The year ended December 31, 2002 saw Agnico-Eagle achieve a number of significant milestones:

- ***Record annual gold production*** of 260,183 ounces representing an 11% increase over 2001 and a 50% increase over 2000.
- ***Improved operating performance*** with the 40% capacity expansion of the mine and mill to 7,000 tons of ore per day in the fourth quarter.
- ***Improved financial performance*** as record gold production and full leverage to an improved gold price resulted in net income of $0.07 per share.
- ***Best financial position in Company history*** with available cash resources of nearly $253 million at the end of 2002 and no "net debt" as discussed below under "Liquidity and Capital Resources".

For the year ended December 31, 2002, net income was $13.2 million, or $0.07 per share. This represents a significant improvement from a loss of $7.7 million, or $0.12 per share in 2001 and a loss of $3.4 million, or $0.06 per share, in 2000. The table below summarizes the major variances which contributed to the overall increase in net income in 2002, as compared to 2001, and 2001, as compared to 2000, are:

	2002 vs. 2001	2001 vs. 2000
Net Loss, Years Ended December 31, 2001 and 2000	$ (7,655)	$ (3,392)
Increase in gold production	6,913	16,960
Increase (decrease) in gold price	10,147	(1,174)
Change in zinc production and zinc price	(13,770)	24,156
Change in copper production and copper price	3,627	(1,530)
Change in silver production and silver price	1,335	5,565
Gain on redemption of 2004 senior convertible notes (net of tax)	4,884	-
Net decrease (increase) in operating expenses, exploration and taxes	7,716	(48,240)
Net Income (Loss), Years Ended December 31, 2002 and 2001	$ 13,197	$ (7,655)

In 2002, record production and a significant improvement in net income were achieved in spite of some expansion-related start-up difficulties. Despite record production, the Company missed its 2002 production budget of 340,000 ounces due primarily to richer grade, lower level stopes not being sufficiently developed for mining as planned. Record summer heat, a SAG mill failure in July delaying backfill placement, and delays in ventilation installation at depth resulted in slower than anticipated stope development limiting LaRonde's ability to mine gold/copper stopes on the lower mining levels. Attempts to accelerate development to make up lost progress resulted in congestion on the lower mining levels as construction and development conflicted with production. To maintain mill throughput, more lower-grade, zinc-rich ore was mined from the upper mining levels. As a result, zinc production was 26% higher than anticipated.

Increased El Coco royalties and a weaker zinc price contributed to increased total cash operating costs to produce an ounce of gold of $182 for 2002, a 17% increase from $155 in the previous year but a 3% improvement over $188 in 2000.

Cash flow from operations, before non-cash working capital changes, increased 70% to $21.1 million in 2002 from $12.4 million in 2001 and increased more than three fold from $4.9 million in 2000. This improvement in 2002 reflects increased gold production and the realization of higher gold prices resulting from the Company's long-term commitment to remain unhedged. In 2002, the Company realized an average price of $312 per ounce of gold representing increases of 14% and 12% over $273 realized in 2001 and $278 realized in 2000.

During 2002, the Company strengthened its liquidity. At December 31, 2002, the Company had available cash resources of nearly $253 million with no net debt. Available cash resources is comprised of $153 million in cash and $100 million of undrawn credit lines. The Company's strengthened liquidity represents an increase of 118% from $116 million in 2001, and a five-fold increase from $46 million in 2000. Improved liquidity is attributable to the Company's strengthening operating cash flow as well as the refinancing of its 2004 convertible notes in February 2002 and a unit offering of common shares and warrants in November 2002. In 2002, the Company made $64.8 million of capital investments comprised primarily of the expansion at LaRonde. In 2001 and 2000, $36.3 million and $68.4 million, respectively, were invested in the expansion.

Revenues from Mining Operations

The Company derives its revenue mainly from the sale of precious metals (gold and silver), zinc and copper net of smelting, refining and other marketing charges. Precious-metal sales accounted for approximately 87% of revenues in 2002, up from 78% in 2001 and 83% in 2000. For the year ended December 31, 2002, revenues from mining operations increased 15% over 2001 and 61% over 2000. The majority of this increase was attributable to record gold production of 260,183 ounces and higher realized gold prices. Lower zinc production and price had a negative impact on revenues but were more than offset by the increases in gold production and price.



Revenues From Mining Operations
125,000
100,000
75,000
50,000
25,000
0
2000
2001
2002
Zinc and Coppper
Precious Metals

In the fourth quarter of 2002, LaRonde achieved its expanded rate of 7,000 tons of ore per day and produced a quarterly record 75,235 ounces of gold as the mill processed a record 540,000 tons of ore. In the fourth quarter of 2002, the mill reached peak rates of 8,000 tons of ore per day and averaged 5,846 tons of ore per day. Average daily throughput for the fourth quarter was affected by reduced ore availability due to the stope development difficulties discussed above, and a planned six-day expansion related shutdown.

2003 Outlook: *The Company is addressing the heat-related development issues mentioned above by completing the installation of a cooling system on the lower mining levels and investigating a larger cooling plant on surface. Furthermore, the Level 219 crushing plant and conveyor system (2,190 metres or 7,200 feet below surface) is expected to be completed in the second quarter of 2003 and is expected to reduce congestion and further improve ore flow on the lower levels. These improvements are expected to allow more efficient access to the higher-grade gold ore on the lower mining levels. Improved ore-flow coupled with a full year of operations at the expanded 7,000-ton-per-day rate is anticipated to result in increased gold production in 2003.*

Interest and Sundry Income

Interest and sundry income was $2.0 million in 2002 compared to $1.8 million in 2001 and $1.1 million in 2000. The 2002 amount consisted primarily of interest earned on the Company's cash balances and an accounting gain of $1.6 million on the issuance of shares to minority shareholders by the Company's subsidiary. The 2001 and 2000 amounts consisted primarily of interest earned on the Company's cash balances.

2003 Outlook: *Subject to investments in potential growth opportunities, the Company anticipates a higher average cash balance in 2003 resulting in higher interest income.*

Production Costs

In 2002, onsite operating costs per ton milled remained unchanged compared to 2001 at C$52 per ton (costs per ton are reported in Canadian dollars, the currency in which the expenditures are made). The 2002 and 2001 onsite operating cost per ton figures represent a 4% improvement over C$54 in 2000. Total cash operating costs to produce an ounce of gold increased 17% to $182 from $155 in 2001 but declined 3% compared to $188 in 2000. The increase in total cash operating costs to $182 per ounce was primarily due to higher El Coco royalties and lower zinc production and price, partially offset by the benefits of a weaker Canadian dollar. The components of total cash operating costs are presented in the table below. The table reconciles total cash operating costs per ounce to total production costs as shown on the Company's consolidated statements of income (loss).

Reconciliation of costs per ounce of gold produced (thousands, except as noted)	***2002***	*2001*	*2000*
Production costs per Consolidated Statements of Income (Loss)	**$ 76,926**	$ 65,789	$ 51,901
Adjustments:			
Revenue recognition adjustment (i)	**(364)**	81	(765)
Byproduct revenues, net of smelting, refining and marketing charges	**(27,850)**	(28,383)	(17,890)
El Coco royalty	**(10,764)**	(5,424)	-
Non-cash reclamation provision	**(1,301)**	(1,155)	(517)
Cash operating costs	**$ 36,647**	$ 30,908	$ 32,729
Gold production (ounces)	**260,183**	234,860	173,852
Cash operating costs (per ounce)	**$ 141**	$ 132	$ 188
El Coco royalty	**41**	23	-
Total cash operating costs (ii)	**$ 182**	$ 155	$ 188
Non-cash costs (per ounce)			
Reclamation provision	**5**	5	3
Amortization	**48**	45	33
Total production costs (per ounce)	**$ 235**	$ 205	$ 224

Note:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under CDN GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with CDN GAAP.


Gold Production and Total Cash Operating Costs
300
200
100
0
2000
2001
2002
Production (oz. thousands)
Total Cash Operating Costs ($/oz)

2003 Outlook: *The Company expects the installation of the Level 219 crushing plant and conveyor system (2,190 metres or 7,200 feet below surface) to allow more efficient access to ore from the gold/copper areas in the lower mining levels. Due to the increased availability of gold/copper ore and economies of scale expected to be achieved from the first full year of gold production at the 7,000 ton per day rate, the Company expects gold production to increase and total cash operating costs to decrease marginally in 2003. El Coco royalties are also expected to decrease in 2003 as that section of the mine is depleted.*

Agnico-Eagle's total cash operating costs per ounce of gold are heavily dependent on the US dollar/Canadian dollar exchange rate and the prices it receives for its byproduct silver, zinc and copper production, all of which are beyond the Company's control. The assumptions made for 2003 are a US$/Canadian dollar exchange rate of $1.47, a silver price of $4.60 per ounce, a zinc price of $0.36 per pound and a copper price of $0.75 per pound.

Exploration and Corporate Development Expense

In 2002, with the expansion of LaRonde nearing completion, Agnico-Eagle increased its corporate development resources to identify growth opportunities. In 2002, exploration and corporate development expense was $3.8 million. Of this amount, $3.5 million related to grassroots exploration and $0.3 million related to corporate development. Exploration expenses were $6.4 million in 2001 and $3.2 million in 2000. The 2001 amount includes a non-cash write-off of $2.3 million resulting from the decision to drop its ownership interest in the Tonkin Springs project in Nevada. As a result of this decison, the Company incurred a non-cash charge and made an environmental restoration payment in 2001. Excluding this write-off, exploration expense in 2002 decreased $0.6 million or 15% over 2001, and increased $0.3 million or 9% over 2000.

2003 Outlook: *Exploration and corporate development expense is expected to increase 10-15% in 2003. The Company is increasing its grassroots exploration activities leveraging its strong land position around the LaRonde Mine. The Company also expects increased corporate development expenses as the management team works to identify and evaluate growth opportunities.*

General and Administrative Expenses

General and administrative expenses increased to $5.8 million in 2002 compared to $4.5 million in 2001 and $4.2 million in 2000 mainly due to increased corporate activities, including the transfer of mine personnel to head office.

2003 Outlook: *In 2003, general and administrative expenses are expected to remain unchanged.*

Provincial and Federal Capital Taxes

Provincial capital taxes were $0.8 million in 2002 compared to $1.6 million and $1.3 million in 2001 and 2000, respectively. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. Despite the 2002 increase in paid-up capital, capital taxes decreased due to a new incentive program aimed at encouraging exploration. Under this program, the Company can claim a tax credit for certain exploration expenditures to reduce capital tax otherwise payable.

Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2002 to $0.9 million from $0.7 million in each of 2001 and 2000 represents increases in capitalization resulting from the refinancing of the Company's 2004 convertible notes and the unit offering.

2003 Outlook: *In 2003, the Company expects less of its exploration expenditures to qualify for the incentive program mentioned above due to a different geographic distribution of expenditures. Coupled with the 2002 increase in paid-up capital, provincial capital taxes are expected to increase to between $1.5 million and $2.0 million in 2003.*

Federal capital taxes are expected to increase to between $1.2 million and $1.4 million due to increases in the Company's capitalization. Under recently proposed legislation, federal capital taxes are expected to be phased out over a five year period with the complete elimination of federal capital taxes by 2008.

Amortization

Amortization expense was $12.6 million in 2002 compared to $10.7 million in 2001 and $5.7 million in 2000. The Company calculates its amortization on a unit-of-production basis using proven and probable reserves as its amortization base. Despite an 11% increase in production and capital additions of $64.8 million, amortization remained relatively unchanged in 2002 due to a 23% increase in proven and probable reserves at year end. The increase over 2000 reflects the 2001 commissioning of assets previously under construction. Amortization was $48 per ounce in 2002 compared to $45 in 2001 and $33 in 2000.

2003 Outlook: *Amortization expense is expected to be $55 to $65 per ounce of gold production in 2003 as increased production and anticipated LaRonde capital expenditures of $36 million are only partially offset by increased reserves.*

Interest Expense

In 2002, interest expense decreased to $2.0 million from $14.6 million in 2001 and from $8.9 million in 2000. The decrease in 2002 over 2001 is due to the capitalization of interest on the portion of financing from the Company's revolving bank facility used to fund the LaRonde expansion and due to the refinancing of the 2004 senior convertible notes. The Company presents the 2012 convertible debentures as an equity instrument and, as such, interest on the debentures is charged to retained earnings rather than income. Interest on the 2004 senior convertible notes was charged to income in 2001 and 2000.

In 2002, the Company capitalized cash interest of $2.3 million on the revolving bank facility compared to nil in 2001 and $5.9 million in 2000. Of the $2.0 million interest expense in 2002, approximately $1.5 million related to interest on the old 2004 convertible notes, and the remaining $0.5 million represents non-cash amortization of the financing costs associated with the 2012 convertible debentures. Of the $14.6 million interest expense in 2001, $9.0 million related to the 2004 convertible notes and $5.6 million related to the Company's revolving bank facility. No interest was capitalized in 2001. In 2000, all of the $8.9 million interest expense related to the 2004 convertible notes and $5.2 million of interest on the revolving bank facility was capitalized in connection with the LaRonde expansion.

2003 Outlook: *The Company does not anticipate drawing on its revolving bank facility in 2003 unless it invests in additional growth opportunities. As a result, interest expense is expected to be $1.8 million relating to standby fees for the revolving bank facility. If the Company were to draw on its revolving bank facility in 2003, interest would be charged to income rather than being capitalized.*

Income and Mining Taxes

In 2002, the effective accounting tax rate is 6.2% compared to a recovery rate of 9.9% in 2001 and a recovery rate of 60.3% in 2000. Although the Company reported income before income and mining taxes of $15.1 million in 2002, the Company's tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, non-taxable capital gains, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions. In 2001, the Company reported a loss before income and mining taxes of $7.7 million yet recorded a tax recovery of only $0.8 million. The decreased recovery resulted from the Company not recognizing the benefit of deductible temporary differences in the consolidated financial statements. In 2000, the recovery rate of 60.3% was greater than the statutory rate of tax due to the effect of resource allowances.

2003 Outlook: *The Company currently has $23 million of past losses available to reduce future income taxes. The benefit of these losses has not been recognized in the consolidated financial statements. As a result, the Company does not expect to accrue income taxes on the first $23 million of income generated in the future. Once those losses have been completely absorbed, the Company will begin to accrue non-cash deferred income taxes of approximately 30% of income before taxes. This rate differs from statutory rates of approximately 40% due primarily to rate reductions the Company is eligible to receive on resource profits.*

Liquidity and Capital Resources

The Company's available capital resources were strengthened in 2002 as a result of the common share and warrant unit offering in November and the refinancing of its 2004 convertible notes in February. Net of financing costs and after the repayment of its 2004 convertible notes, the Company raised $16 million from the issuance of its 2012 convertible debentures. After deducting financing costs, the net proceeds of the unit offering in November were $183 million. The proceeds from these transactions were invested in short-term deposits and will be used to fund growth opportunities, capital expenditures, and other general corporate purposes.

As a result of these transactions, the Company reduced the outstanding amount under its revolving bank facility to nil leaving available cash resources of $252.9 million at the end of the year. The available cash resources are comprised of $152.9 million in cash and $100 million in undrawn credit under the revolving bank facility. An additional $25 million will become available under the revolving bank facility once certain completion tests are satisfied in connection with the LaRonde expansion. The completion tests are expected to be completed in the fourth quarter of 2003. The available cash resources at the end of 2002 improved from $116.2 million at the end of 2001 and $46.4 million at the end of 2000. In March 2003, the Company's revolving bank facility was amended to liberalize the use of debt to include acquisitions and development expenditures.

Operating cash flow, before working capital changes, increased to $21.1 million in 2002 from $12.4 million in 2001 and $4.9 million in 2000. This improvement primarily reflects increased gold production and an increased gold price. The Company's policy of not selling forward gold production allowed it to realize the full benefits of rising gold prices in 2002. The impact of weaker zinc prices was offset by the benefits of a weaker Canadian dollar and lower cash interest expenses.


Operating Cash Flow
($ millions)
30
20
10
0
2000
2001
2002

In 2002, Agnico-Eagle invested $61.4 million in the expansion of LaRonde to 7,000 tons of ore per day versus $36.3 million invested in 2001 and $68.4 million invested in 2000. Of the 2002 amount, $43.1 million was invested in underground construction, development and resource definition, while $18.3 million was invested in the mill and surface infrastructure. Consolidated capital expenditures in 2002 were $64.8 million with the difference of $3.4 million representing capitalized interest and land acquisitions. Expenditures on the LaRonde expansion were approximately $16.6 million in excess of budget for 2002 due primarily to poor productivity in the development of the lower mining levels. The poor productivity was caused by a SAG mill failure in July delaying backfill placement and high underground temperatures resulting from record summer heat coupled with delays in ventilation installation at depth.

In 2002, the Company declared its 23rd consecutive annual dividend of $0.03 per share, an increase over $0.02 per share declared in each of 2001 and 2000. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing in 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares. At December 31, 2002, the Company had no net debt, that is, the $143.8 million principal amount outstanding on the convertible subordinated debentures due 2012 was more than offset by the Company's cash balances of $152.9 million. The Company expects however that interest expense on the convertible subordinated debentures will exceed interest income on the cash balances over the next year.

2003 Outlook: *Based on an average gold price assumption of $320 for 2003, the Company expects operating cash flow to increase driven by anticipated higher gold production. Capital expenditures of $39 million are planned for 2003 including $36 million at LaRonde and $3 million on other projects. The Company expects to fund these capital expenditures from operating cash flow and existing cash balances.*

Risk Profile

Financial Risk

Agnico-Eagle's net income is most sensitive to metal prices and the US dollar/Canadian dollar exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2003 of a 10% change in metal prices and exchange rate from 2002 averages:


EPS Sensitivities
Gold
0.08
US$/C$
0.06
Zinc
0.02
Copper
0.02
Silver
0.01

In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production; however, the Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In addition, the Company reviews various price protection strategies and has bought put options in the past to lock-in a minimum gold price for part of its production without limiting participation in gold price increases. The Company's metal-price hedge position is summarized in note 9 to the consolidated financial statements. Agnico-Eagle's metals policy only allows hedging of specific risk exposures and prohibits speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. Agnico-Eagle has entered into currency hedging transactions under its Foreign-Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of its exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. Agnico-Eagle's currency hedge position is summarized in note 9 to the consolidated financial statements. The currency policy only allows hedging of specific risk exposures and prohibits speculative trading.

Fluctuations in interest rates can also affect income and cash flows. However, Agnico-Eagle's convertible debentures are at a fixed rate and only its bank debt and cash balances are subject to variable rates. Therefore the impact of market rate changes on income and cash flows is minimal. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors that only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

The Company is subject to various risks that it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of its facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company also transfers some of its normal business risks through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs Agnico-Eagle's purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality.

Reclamation Risk

LaRonde mining and processing operations are subject to environmental, reclamation and closure requirements. The Company monitors such requirements regularly and revises its cost estimates as needed to meet legal and regulatory requirements. Plans for ongoing operations, development and acquisitions are made with due consideration to environmental, reclamation and closure obligations. The Company reviews estimates at least annually and makes appropriate accruals.

Outlook

The Company ended 2002 with record proven and probable gold reserves of 4.0 million ounces of gold. In 2002, the Company converted 1.0 million ounces of gold from resources to reserves at its LaRonde Mine. Including production replacement, LaRonde's gold reserves increased 23% from 3.3 million ounces to 4.0 million ounces. At current and expected mining rates, the LaRonde Mine, the Company's only producing property, has a mine life of approximately 17 years of production. The Company has calculated proven and probable reserves based on a gold price of $300 per ounce. If a gold price of $275 per ounce were assumed, LaRonde's mineral reserve position would decline by a maximum of eight percent.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with CDN GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Future Tax Assets and Liabilities

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Stock Based Compensation

The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date. As a result, the Company is not required to recognize compensation expense for option grants under this plan. Instead, the Company discloses the pro forma impact of stock option grants on reported income as if it had accounted for grants at fair value. Fair value is determined using the Black-Scholes option valuation model. However, limitations with existing option valuation models create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

Summarized Quarterly Data ***Agnico-Eagle Mines Limited***

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data					
Income and cash flow					
LaRonde Division					
Revenues from mining operations	$ 25,092	$ 29,342	$ 21,024	$ 32,323	**$ 107,781**
Mine operating costs	17,352	19,181	15,362	25,031	**76,926**
Mine operating profit	$ 7,740	$ 10,161	$ 5,662	$ 7,292	**$ 30,855**
Net income (loss) for period	$ 5,778	$ 3,893	$ 153	$ 3,373	**$ 13,197**
Net income per share (basic and fully diluted)	$ 0.13	$ 0.03	$ (0.03)	$ (0.06)	**$ 0.07**
Operating cash flow*	$ 5,129	$ 10,099	$ 1,440	$ 4,464	**$ 21,132**
Operating cash flow per share	$ 0.07	$ 0.15	$ 0.02	$ 0.06	**$ 0.30**
Weighted average number of shares (in thousands)	68,006	69,050	69,549	76,676	**70,821**
Tons of ore milled	477,333	491,083	456,818	537,895	**1,963,129**
Head grades:					
Gold (ounces per ton)	0.14	0.17	0.13	0.14	**0.14**
Silver (ounces per ton)	2.52	2.28	2.25	2.32	**2.35**
Zinc	5.24%	3.64%	4.01%	3.74%	**4.14%**
Copper	0.22%	0.30%	0.31%	0.50%	**0.34%**
Recovery rates:					
Gold	94.54%	92.92%	92.43%	92.97%	**93.14%**
Silver	83.70%	80.10%	77.60%	80.60%	**80.60%**
Zinc	84.90%	81.40%	67.20%	78.00%	**78.40%**
Copper	60.30%	74.40%	63.60%	80.30%	**71.40%**
Payable production:					
Gold (ounces)	60,259	74,617	50,073	75,235	**260,183**
Silver (ounces in thousands)	724	709	547	1,104	**3,084**
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	**108,060**
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	**8,927**
Realized prices (US$):					
Gold (per ounce)	$ 300	$ 310	$ 314	$ 318	**$ 312**
Silver (per ounce)	$ 4.48	$ 4.67	$ 4.73	$ 4.51	**$ 4.61**
Zinc (per pound)	$ 0.36	$ 0.36	$ 0.37	$ 0.34	**$ 0.34**
Copper (per pound)	$ 0.72	$ 0.78	$ 0.74	$ 0.71	**$ 0.70**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 258	$ 219	$ 304	$ 244	**$ 253**
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	**(5)**
Net byproduct revenues	(124)	(90)	(102)	(111)	**(107)**
Cash operating costs	$ 129	$ 124	$ 197	$ 128	**$ 141**
El Coco royalty	32	40	11	70	**41**
Total cash operating costs	161	164	208	198	**182**
Non-cash costs:					
Reclamation provision	5	5	5	5	**5**
Amortization	47	49	66	37	**48**
Total production costs	$ 213	$ 218	$ 279	$ 240	**$ 235**
Onsite operating costs per ton milled (Canadian dollars)	C$ 52	C$ 52	C$ 51	C$ 53	**C$ 52**

* Before non-cash working capital

Summarized Quarterly Data — ***Agnico-Eagle Mines Limited***

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2001
Consolidated Financial Data					
Income and cash flow					
LaRonde Division					
Revenues from mining operations	$ 20,792	$ 28,799	$ 18,946	$ 25,140	**$ 93,677**
Mine operating costs	12,072	20,688	13,995	19,034	**65,789**
Mine operating profit	$ 8,720	$ 8,111	$ 4,951	$ 6,106	**$ 27,888**
Net loss for period	$ (253)	$ (1,116)	$ (4,801)	$ (1,485)	**$ (7,655)**
Net loss per share (basic and fully diluted)	$ -	$ (0.02)	$ (0.07)	$ (0.03)	**$ (0.12)**
Operating cash flow*	$ 5,942	$ 3,591	$ 1,399	$ 1,427	**$ 12,359**
Operating cash flow per share	$ 0.10	$ 0.06	$ 0.02	$ 0.02	**$ 0.20**
Weighted average number of shares (in thousands)	54,248	56,668	67,201	67,619	**61,334**
Tons of ore milled	477,989	459,400	386,929	480,931	**1,805,248**
Head grades:					
Gold (ounces per ton)	0.13	0.16	0.13	0.16	**0.15**
Silver (ounces per ton)	2.10	2.53	2.48	2.16	**2.32**
Zinc	5.22%	5.32%	5.22%	5.02%	**5.19%**
Copper	0.17%	0.21%	0.20%	0.24%	**0.21%**
Recovery rates:					
Gold	93.20%	93.83%	91.29%	93.30%	**92.59%**
Silver	82.70%	80.70%	76.80%	79.10%	**79.50%**
Zinc	78.80%	78.10%	78.40%	81.70%	**78.98%**
Copper	60.30%	60.30%	52.60%	65.80%	**58.17%**
Payable production:					
Gold (ounces)	56,623	65,937	45,928	66,372	**234,860**
Silver (ounces in thousands)	634	723	570	597	**2,524**
Zinc (pounds in thousands)	33,262	32,600	26,808	33,605	**126,275**
Copper (pounds in thousands)	927	1,039	716	1,415	**4,096**
Realized prices (US$):					
Gold (per ounce)	$ 269	$ 267	$ 284	$ 279	**$ 273**
Silver (per ounce)	$ 4.48	$ 4.59	$ 4.21	$ 4.60	**$ 4.35**
Zinc (per pound)	$ 0.46	$ 0.42	$ 0.37	$ 0.35	**$ 0.40**
Copper (per pound)	$ 0.84	$ 0.88	$ 0.66	$ 0.59	**$ 0.64**
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ 288	$ 237	$ 291	$ 228	**$ 257**
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	**(5)**
Net byproduct revenues	(156)	(121)	(121)	(90)	**(120)**
Cash operating costs	$ 127	$ 111	$ 165	$ 133	**$ 132**
El Coco royalty	-	23	16	48	**23**
Total cash operating costs	127	134	181	181	**155**
Non-cash costs:					
Reclamation provision	5	5	5	5	**5**
Amortization	49	45	55	36	**45**
Total production costs	$ 181	$ 184	$ 241	$ 222	**$ 205**
Onsite operating costs per ton milled (Canadian dollars)	C$ 50	$ 52	$ 53	$ 49	**$ 52**

* Before non-cash working capital

Five Year Financial and Operating Summary **Agnico-Eagle Mines Limited**

Year ended December 31, (thousands of United States dollars, except as noted)	**2002**	2001	2000	1999	1998
Financial Data					
Revenues from mining operations	$ **107,781**	$ 93,677	$ 66,971	$ 25,583	$ 43,201
Interest and sundry income	**2,038**	1,784	1,097	2,506	3,916
	109,819	95,461	68,068	28,089	47,117
Costs and expenses	**94,734**	103,153	74,837	51,780	63,254
Income (loss) before income and mining taxes	**15,085**	(7,692)	(6,769)	(23,691)	(16,137)
Income and mining tax expense (recoveries)	**1,888**	(37)	(3,377)	(8,770)	(4,855)
Net income (loss)	$ **13,197**	$ (7,655)	$ (3,392)	$ (14,921)	$ (11,282)
Net income (loss) per share	$ **0.07**	$ (0.12)	$ (0.06)	$ (0.28)	$ (0.23)
Operating cash flow (before non-cash working capital)	$ **21,132**	$ 12,359	$ 4,923	$ (13,570)	$ 1,261
Operating cash flow per share	$ **0.30**	$ 0.20	$ 0.09	$ (0.25)	$ 0.03
Cash dividend per share	$ **0.03**	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Capital expenditures	$ **64,836**	$ 36,278	$ 68,387	$ 68,892	$ 43,774
Average gold price per ounce realized	$ **312**	$ 273	$ 278	$ 274	$ 296
Average exchange rate – US$ per Canadian dollar	$ **0.6368**	$ 0.6458	$ 0.6723	$ 0.6725	$ 0.6751
Weighted number of shares (outstanding – basic (in thousands)	**70,821**	61,334	54,447	53,331	50,005
Working capital (including undrawn credit lines)	$ **307,693**	$ 137,567	$ 51,384	$ 106,941	$ 93,465
Total assets	$ **592,068**	$ 393,753	$ 359,407	$ 285,274	$ 272,047
Long-term debt	$ **-**	$ 147,266	$ 180,666	$ 124,122	$ 105,239
Common shareholders' equity	$ **542,855**	$ 211,315	$ 128,545	$ 126,843	$ 135,739
Operating Summary					
LaRonde Division					
Revenues from mining operations	$ **107,781**	$ 93,677	$ 66,971	$ 25,583	$ 43,201
Mine operating costs	**76,926**	65,789	51,901	29,041	33,254
Mine operating profit (loss)	$ **30,855**	$ 27,888	$ 15,070	$ (3,458)	$ 9,947
Tons of ore milled	**1,963,129**	1,805,248	1,415,888	798,396	776,752
Grade – ounces of gold per ton	**0.14**	0.15	0.14	0.13	0.21
Gold production – ounces	**260,183**	234,860	173,852	90,035	150,443
Silver production – ounces (in thousands)	**3,094**	2,524	1,128	277	270
Zinc production – pounds (in thousands)	**108,060**	126,275	50,681	9,778	1,231
Copper production – pounds (in thousands)	**8,927**	4,096	4,943	3,282	6,151
Total production costs per gold ounce produced (US$):					
Onsite operating costs (including reclamation provision)	$ **253**	$ 257	$ 294	$ 334	$ 229
Less: Non-cash reclamation provision	**(5)**	(5)	(3)	(4)	(3)
Net byproduct revenues	**(107)**	(120)	(103)	(53)	(14)
Cash operating costs	$ **141**	$ 132	$ 188	$ 277	$ 212
El Coco royalty	**41**	23	-	-	-
Total cash operating costs	$ **182**	$ 155	$ 188	$ 277	$ 212
Non-cash costs:					
Reclamation provision	**5**	5	3	4	3
Amortization	**48**	45	33	61	42
Total production costs	$ **235**	$ 205	$ 224	$ 342	$ 257
Onsite operating costs per ton milled (Canadian dollars)	C$ **52**	C$ 52	C$ 54	C$ 56	C$ 66
Gold reserves and resources:					
Total Proven and Probable Reserves & Indicated Resources (thousands, ounces of gold)	**5,135**	3,399	3,649	3,016	1,274
Total Inferred Resources (thousands, ounces of gold)	**5,160**	5,110	4,111	3,051	3,271

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING
AGNICO-EAGLE MINES LIMITED

The accompanying consolidated financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian and United States generally accepted accounting principles considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.
President and Chief Executive Officer

David Garofalo, C.A.
Vice President, Finance &
Chief Financial Officer

Toronto, Canada,
February 21, 2002.

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

We have audited the consolidated balance sheets of Agnico-Eagle Mines Limited as at December 31, 2002 and 2001 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

We also reported separately on February 18, 2003 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2002 and 2001 consolidated financial statements, prepared in accordance with United States generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 18, 2003

AGNICO-EAGLE MINES LIMITED
Summary of Significant Accounting Policies

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). We have also prepared consolidated financial statements in accordance with United States generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited (note 2).

The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheet as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains and losses are recognized in income.

Cash and cash equivalents

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

Inventories consist of ore stockpiles, in-process concentrates and supplies.

Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of mining costs and net realizeable value incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizeable value and the mining and milling costs associated with extracting and processing the ore.

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

AGNICO-EAGLE MINES LIMITED
Summary of Significant Accounting Policies

Deferred financing costs

Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability and the conversion option extinguished, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and deferred expenditures

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated net recoverable amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

AGNICO-EAGLE MINES LIMITED
Summary of Significant Accounting Policies

Financial Instruments

Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes. Net premiums and the fair value of all call options written are recognized in income.

Prior to October 24, 2000, net option premiums paid or received were deferred and included in the consolidated balance sheets as other assets or other liabilities. These items were recognized in income when the related hedging transactions occurred. In the event of early settlement of hedging transactions, gains or losses were deferred and recognized in income at the delivery dates originally designated. Where the underlying transactions were no longer expected to occur, with the effect that a hedge no longer existed, unrealized gains or losses were recognized in income at the point such determination was made.

After October 24, 2000, Agnico-Eagle prospectively adopted the new accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options". Under this basis of accounting, net premiums and the fair value of all call options written after October 24, 2000 are recognized in income. The adoption of this new accounting standard has no impact on the existing accounting policy on the Company's current and future purchased put option transactions.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

Revenue recognition

Revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenue from mining operations.

Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and transportation charges.

Foreign currency translation

Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Income and mining taxes

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

On January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" ("Section 3870"). Section 3870 requires prospective application of its recommendations for stock-based grants after January 1, 2002. Based on the requirements of Section 3870, accounting for the Company's stock-based compensation results in recording no compensation expense. All options granted under this plan had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Pension costs and obligations and post retirement benefits

Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Agnico-Eagle maintains a defined contribution plan covering all its employees. The plan is funded by Company contributions based on a percentage of earnings for services rendered by employees.

The Company does not offer any post retirement benefits to its employees.

AGNICO-EAGLE MINES LIMITED
Summary of Significant Accounting Policies

Earnings per share

Effective January 1, 2001, Agnico-Eagle retroactively adopted the new accounting recommendations made by the CICA for the presentation and disclosure of basic and diluted earnings per share. The most significant change under this new recommendation is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing earnings per share. Under the treasury stock method, the exercise of stock options is assumed to occur at the beginning of the period or at the time of issuance, if later, and the proceeds from the exercise of these stock options are assumed to be used to repurchase common shares of the Company at the average market price during the period and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Under the imputed earnings approach, the proceeds are assumed to be invested to earn a return. The retroactive impact of adopting the new recommendations had no significant impact on Agnico-Eagle's diluted earnings per share reported in 2000.

Basic earnings per common share are calculated on net income using the weighted average number of shares outstanding during the financial period. The Company's convertible subordinated debentures are considered to be anti-dilutive for purposes of earnings per share calculations.

In 2000, Agnico-Eagle's earnings per share had been calculated based on the weighted average number of shares outstanding after reduction for the Company's own shares held by a subsidiary company.

Comparative figures

Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

Consolidated Balance Sheets *Agnico-Eagle Mines Limited*

(thousands of United States dollars, **CDN GAAP basis**) As at December 31,	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ **152,934**	$ 21,180
Metals awaiting settlement (note 1)	**29,749**	21,009
Income and mining taxes recoverable	**2,900**	628
Inventories:		
In-process	**5,917**	5,171
Supplies	**4,703**	3,903
Prepaid expenses and other (note 2)	**7,576**	5,235
Total current assets	**203,779**	57,126
Other assets (note 2)	**8,951**	10,392
Future income and mining tax assets (note 8)	**22,929**	22,055
Mining properties (note 3)	**356,409**	304,180
	$ **592,068**	$ 393,753
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ **15,246**	$ 9,423
Dividends payable	**3,013**	1,853
Income and mining taxes payable	**954**	1,231
Interest payable	**1,873**	2,052
Total current liabilities	**21,086**	14,559
Long-term debt (note 4)	**-**	147,266
Reclamation provision and other liabilities (note 5)	**4,314**	4,055
Future income and mining tax liabilities (note 8)	**23,819**	18,317
Shareholders' Equity		
Common shares (note 6(a))		
Authorized – unlimited		
Issued – 83,636,861 (2001 – 67,722,853)	**441,363**	247,965
Convertible subordinated debentures (note 4(a))	**91,465**	-
Other paid-in capital (note 4(a))	**55,028**	14,521
Warrants (note 6(d))	**15,732**	-
Contributed surplus	**5,560**	5,560
Deficit	**(66,299)**	(58,490)
Total shareholders' equity	**542,849**	209,556
	$ **592,068**	$ 393,753

See accompanying notes

On behalf of the Board:

Sean Boyd C.A., Director **Bernard Kraft C.A., Director**

(thousands of United States dollars, **CDN GAAP basis**) Years ended December 31	**2002**	2001	2000 (Restated)
REVENUES			
Revenues from mining operations	**$ 107,781**	$ 93,677	$ 66,971
Interest and sundry income	**2,038**	1,784	1,097
	109,819	95,461	68,068
COSTS AND EXPENSES			
Production (note 3)	**76,926**	65,789	51,901
Exploration and corporate development (note 3)	**3,766**	6,391	3,213
Amortization	**12,606**	10,679	5,708
General and administrative	**5,781**	4,461	4,223
Capital tax	**829**	1,551	1,301
Interest (note 4)	**1,984**	14,618	8,859
Foreign currency gain	**(974)**	(336)	(368)
Income (loss) before the undernoted	**8,901**	(7,692)	(6,769)
Gain on settlement of senior convertible notes (note 4(a))	**6,184**	-	-
Income (loss) before income and mining taxes	**15,085**	(7,692)	(6,769)
Federal capital tax	**949**	723	705
Income and mining tax expense (recovery) (note 8)	**939**	(760)	(4,082)
Net income (loss) for the year	**$ 13,197**	$ (7,655)	$ (3,392)
Net income (loss) per share – basic and diluted (note 6(d))	**$ 0.07**	$ (0.12)	$ (0.06)

See accompanying notes

(thousands of United States dollars, **CDN GAAP basis**)

Years ended December 31	**2002**	2001	2000
Deficit			
Balance, beginning of year (as reported)	**$ (58,490)**	$ (38,639)	$ (30,861)
Change in accounting policy with respect to foreign currency translation	**-**	(5,345)	(7,122)
Balance, beginning of year (as adjusted)	**(58,490)**	(43,984)	(37,983)
Net income (loss) for the year	**13,197**	(7,655)	(3,392)
	(45,293)	(51,639)	(41,375)
Dividends declared (US$0.03 per share; 2000 – US$0.02 per share)	**(2,509)**	(1,354)	(1,109)
Interest on convertible subordinated debentures	**(7,847)**	-	-
Financing costs	**(5,321)**	-	-
Share issue costs	**(9,162)**	(5,497)	(1,500)
Gain on settlement of senior convertible notes (note 4(a))	**3,833**	-	-
Balance, end of year	**$ (66,299)**	$ (58,490)	$ (43,984)

See accompanying notes

(thousands of United States dollars, **CDN GAAP basis**) Years ended December 31	**2002**	2001	2000
Operating activities			
Net income (loss) for the year	**$ 13,197**	$ (7,655)	$ (3,392)
Add (deduct) items not affecting cash from operating activities:			
Amortization	**12,606**	10,679	5,708
Future income and mining tax provisions	**1,300**	1,441	(2,094)
Gain on settlement of senior convertible notes	**(6,184)**	-	-
Amortization of deferred financing costs, reclamation and other	**213**	7,894	4,701
	21,132	12,359	4,923
Premiums received (paid) on metals, interest rates and foreign currency option contracts	**(56)**	73	(344)
Changes in non-cash working capital balances			
Metals awaiting settlement	**(8,740)**	(5,774)	(13,400)
Inventories	**(1,546)**	(2,553)	677
Prepaid expenses and other	**(15)**	(154)	(308)
Accounts payable and accrued liabilities	**8,328**	(7,765)	7,986
Income and mining taxes recoverable and payable	**(2,549)**	429	850
Interest payable	**(179)**	(794)	950
Cash flows provided by (used in) operating activities	**16,375**	(4,179)	1,334
Investing activities			
Additions to mining properties	**(64,836)**	(36,278)	(68,387)
Additions to investments and other	**(1,773)**	(278)	(46)
Cash flows used in investing activities	**(66,609)**	(36,556)	(68,433)
Financing activities			
Dividends paid	**(1,344)**	(1,114)	(1,064)
Common shares issued	**193,784**	87,704	5,136
Warrants issued	**15,732**	-	-
Share and warrant issue costs	**(9,162)**	(5,497)	(88)
Proceeds from long-term debt (note 4(a))	**143,750**	37,500	52,500
Financing costs	**(8,529)**	(2,828)	-
Repayment of senior convertible notes (note 4(a))	**(122,169)**	(75,000)	-
Bank debt	**(30,000)**		
Resale of the Company's own shares by a subsidiary company and other	**-**	7,802	1,887
Cash flows from financing activities	**182,062**	48,567	58,371
Effect of exchange rate changes on cash and cash equivalents	**(74)**	(558)	46
Net increase (decrease) in cash and cash equivalents	**131,754**	7,274	(8,682)
Cash and cash equivalents, beginning of year	**21,180**	13,906	22,588
Cash and cash equivalents, end of year	**$ 152,934**	$ 21,180	$ 13,906

See note 4 and note 8 for supplemental cash flow information

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

1. METALS AWAITING SETTLEMENT

	2002	2001
Precious metals	$ **2,856**	$ 5,940
Concentrates awaiting settlement	**26,893**	15,069
	$ **29,749**	$ 21,009

In 2002, precious metals (gold and silver) accounted for 87.7% (2001 – 79.8%; 2000 – 80.2%) of Agnico-Eagle's revenues from mining operations. Other byproduct revenues in 2002 consisted of 12.3% zinc (2001 – 20.2%; 2000 – 19.1%) and nil copper (2001 – nil; 2000 – 0.7%).

2. OTHER ASSETS

(a) Prepaid expenses and other

	2002	2001
Marketable securities – market value $3,886	$ **2,328**	$ -
Prepaid expenses	**824**	1,671
Loans receivable	**465**	1,642
Federal and provincial sales taxes recoverable	**3,716**	1,190
Other	**243**	732
	$ **7,576**	$ 5,235

(b) Other assets

	2002	2001
Investments in shares	$ -	$ 324
Premiums paid on metals and interest rate option contracts	**4,413**	4,357
Deferred financing costs, net of accumulated amortization of $1,313 (2001 – 756)	**4,003**	5,546
Other	**535**	165
	$ **8,951**	$ 10,392

Effective October 15, 2001, the Company acquired the remaining 50.5% of the Mentor common shares not already owned by it through a court approved plan of arrangement and continues its business as Agnico-Eagle Mines Limited. Under this plan of arrangement, the Company issued 369,348 of its common shares in exchange for 1,759,117 common shares of Mentor held by minority interest shareholders for net proceeds of $ 1.7 million (note 6). In conjunction with the arrangement, Mentor distributed its entire ownership of 4,441,148 common shares of Sudbury Contact Mines Limited ("Sudbury Contact"), a partially-owned subsidiary of Agnico-Eagle, to its shareholders as a return of capital. This acquisition is accounted for by the purchase method and resulted in a decrease in minority interest of $1.7 million. The pro forma results for 2001 and 2000, after giving effect to the acquisition assuming that the transaction occurred on January 1, 2000, would not materially differ from the actual results of the Company for the years ended December 31, 2001 and 2000.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

3. MINING PROPERTIES

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	**$ 45,706**	**$ 8,335**	**$ 37,371**	$ 44,582	$ 6,595	$ 37,987
Plant and equipment	**239,397**	**54,608**	**184,789**	190,182	48,862	141,320
Deferred expenditures	**161,067**	**26,818**	**134,249**	146,552	21,679	124,873
	$ 446,170	**$ 89,761**	**$ 356,409**	$ 381,316	$ 77,136	$ 304,180

Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). In 2002, the Company made NPI royalty payments of $12.0 million (2001 - $5.4 million; 2000 – nil).

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

4. LONG-TERM DEBT

	2002	2001
Senior convertible notes due January 27, 2004 (note 4(a))	-	121,081
Revolving credit facility (note 4(b))	-	30,000
	$ -	$ 151,081

(a) Convertible subordinated debentures

On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate stated amount at maturity of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million and other issue costs of $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principle payments, at the time of issuance of $88.8 million, together with any accrued deferred interest is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to deficit as incurred, but are included as a component of the Company's net income for purposes of calculating income per share.

On February 18, 2002, the Company's January 27, 2004 senior convertible notes were called for redemption. This transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in earnings.

(b) Revolving credit facility

The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available when the LaRonde Mine expansion to 7,000 tons of ore per day is completed. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the new Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility.

For the year ended December 31, 2002, interest expense was $2.8 million (2001 – $12.9 million; 2000 – $5.9 million) of which cash payments were $24.4 million (2001 - $10.4 million; 2000 – $4.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2002, cash interest on the Facility of $2.3 million (2001 – nil; 2000 – $5.2 million) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2002 was 7.6% (2001 – 6.1%; 2000 – 7.6%) per annum.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

5. RECLAMATION PROVISION AND OTHER LIABILITIES

Reclamation provision and other liabilities consist of the following:

		2002		2001
Reclamation and closure costs (note a)	$	**2,066**	$	2,126
Pension benefits (note b)		**2,248**		1,929
	$	**4,314**	$	4,055

(a) Reclamation and closure costs

Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated current reclamation costs for the LaRonde Mine are approximately $13.8 million. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

(b) Pension benefits

Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for its senior officers. The funded status of Agnico-Eagle's defined benefit employees pension plans is based on an actuarial valuation as of December 31, 1999 and projected to December 31, 2001. The funded status of the executive supplementary defined benefit pension plan is based on an actuarial valuation as of July 1, 2002 and is projected to December 31, 2001. The components of Agnico-Eagle's defined benefit expense are as follows:

		2002		2001		2000
Service cost - benefits earned in the year	$	**210**	$	194	$	221
Interest cost on projected benefit obligation		**348**		312		330
Return on assets		**(125)**		(162)		(216)
Amortization of net transition asset, past service liability and net experience gains		**51**		52		54
Net pension expense	**$**	**484**	$	396	$	389

Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2002 was $1.1 million (2001 – $0.8 million; 2000 – $0.7 million).

AGNICO-EAGLE MINES LIMITED

Notes to Consolidated Financial Statements

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

December 31, 2002

Assets of the defined benefit plan are comprised of pooled Canadian and US equity funds and pooled bond funds. The funded status of the defined benefit employees pension plan ("Employees") and the executive retirement plan ("Executives") for 2002 and 2001 are as follows:

	2002		2001	
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets				
Fair value of plan assets, beginning of year	**$ 1,704**	**$ 176**	$ 2,702	$ 148
Agnico-Eagle's contribution	**-**	**44**	-	75
Actual return on plan assets	**(31)**	**-**	68	-
Benefit payments	**(111)**	**(22)**	(177)	(37)
Transfer to defined contribution plan	**-**	**-**	(755)	-
Effect of exchange rate changes	**14**	**2**	(134)	(10)
Fair value of plan assets, end of year	**$ 1,576**	**$ 200**	$ 1,704	$ 176
Reconciliation of projected pension benefit obligation				
Benefit obligation, beginning of year	**$ 1,439**	**$ 3,241**	$ 1,571	$ 3,201
Service costs	**-**	**210**	-	194
Interest costs	**95**	**253**	100	212
Actuarial losses (gains)	**34**	**377**	36	(135)
Benefit payments	**(111)**	**(22)**	(177)	(37)
Effect of exchange rate changes	**11**	**22**	(91)	(194)
Benefit obligation, end of year	**$ 1,468**	**$ 4,081**	$ 1,439	$ 3,241
Excess (deficiency) of plan assets over benefit obligation	**$ 108**	**$ (3,881)**	$ 265	$ (3,065)
Comprised of:				
Unamortized transition asset (liability)	**$ 823**	**$ (1,568)**	$ 953	$ (1,742)
Unamortized net experience gain (loss)	**(324)**	**(242)**	(134)	131
Accrued liabilities	**(391)**	**(2,071)**	(554)	(1,454)
	$ 108	**$ (3,881)**	$ 265	$ (3,065)
Discount rate (note [i])	**6.50%**	**6.50%**	6.75%	6.75%
Rate of return	**7.50%**	**-%**	7.50%	-%
Rate of salary increase	**n.a.**	**3.0%**	n.a.	3.0%
Estimated average remaining service life for the employees plan (in years)	**8**	**9[ii]**	8	10.6[ii]

Notes:

[i] Discount rates used for the Executive plan are after-tax rates.

[ii] Estimated average remaining service life for the Executive plan was developed for individual senior officers.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

6. SHAREHOLDERS' EQUITY

(a) Common Shares

	2002		2001		2000	
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	**67,722,853**	**$ 247,965**	56,139,480	$ 158,252	55,391,451	$ 152,992
Shares issued under stock options (note 7(a))	**1,927,500**	**14,580**	426,100	2,100	13,700	68
Shares issued under the Share Purchase Plan (note 7(b))	**138,747**	**2,061**	209,826	1,783	248,769	1,490
Shares issued under flow-through share private placements (noteb 6(b))	**40,161**	**641**	200,000	2,513	475,000	3,630
Shares issued by public offering, net of share issue costs (note 6(c))	**13,800,000**	**175,998**	10,350,000	81,368	-	-
Shares issued on the conversion of the Company's senior convertible notes	**4,460**	**80**	6,691	113	-	-
Shares issued to acquire Mentor (note 2)	-	-	369,348	1,719	-	-
Shares issued under the Company's dividend reinvestment plan	**3,140**	**38**	21,408	117	10,560	72
Common shares issued, end of year	**83,636,861**	**$ 441,363**	67,722,853	$ 247,965	56,139,480	$ 158,252
Weighted average number of shares outstanding	**70,821,081**		61,333,630		54,446,693	

The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

In 2002 the Company declared dividends on its common shares of $0.03 per share (2001 – $0.02 per share; 2000 – $0.02 per share). Under the terms of the Company's Facility, the Company's dividend payments were restricted to an aggregate of $3.0 million per year. Subsequent to December 31, 2002, the Company negotiated changes to the original terms resulting in an increase to the dividend restriction amount to $16 million per year.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

(b) Flow-through share private placements

In 2002, Agnico-Eagle issued 40,161 (2001 – 200,000; 2000 – 475,000) common shares under a "flow-through" share private placement for proceeds of $0.6 million (2001 – $2.5 million; 2000 – $3.6 million). Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2002 exploration activities. In 2002, the Company renounced to its investors C$1.0 million (2001 – C$4.0 million; 2000 – C$5.5 million) of such expenses for income tax purposes.

(c) Public offering

In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus document. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants were exercised, the Company would issue an additional 6,900,000 common shares.

In 2001, Agnico-Eagle issued 10,350,000 common shares at C$10.75 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.2 million (no related income tax effect).

(d) Net income (loss) per share

For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible subordinated debentures. The 2012 convertible subordinated debentures issued in 2002 are presented, in their entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

	2002
Net income per financial statements	$ 13,197
Less: Interest on 2012 convertible subordinated debentures charged directly to deficit	(7,846)
Net income used in the computation of net income per share	$ 5,351

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

The following table provides the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

	2002	2001	2000
Weighted average number of common shares outstanding – basic	**70,821,081**	61,333,630	54,446,693
Add: Dilutive impact of employee stock options	**810,182**	-	-
Weighted average number of common shares outstanding – diluted	**71,631,263**	61,333,630	54,446,693

In 2001 and 2000, the employee stock options and senior convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, both the convertible subordinated debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income (loss) per share.

7. STOCK BASED COMPENSATION

(a) Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 common shares and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 common shares to 8,000,000.

Of the 1,358,500 options granted under the ESOP in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the options granted in 2002, 1,303,500 vest immediately and are exercisable on the date of grant. The remaining 55,000 options are exercisable on each anniversary of the grant with 40,000 exercisable in 2003 and 15,000 in 2004. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant date, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2002		2001		2000	
	Options	Weighted average exercise price per share	Options	Weighted average exercise price per share	Options	Weighted average exercise price per share
Outstanding, beginning of year	**3,660,200**	**C12.04**	3,895,050	C$11.73	2,790,750	C$12.28
Granted	**1,358,500**	**17.07**	191,250	9.49	1,122,000	10.33
Exercised	**(1,927,500)**	**11.82**	(426,100)	8.31	(13,700)	7.29
Cancelled	**(30,850)**	**12.06**	-	-	(4,000)	17.75
Outstanding, end of year	**3,060,350**	**C$14.47**	3,660,200	C$12.04	3,895,050	C$11.73
Options exercisable at end of year	**2,682,500**		3,049,300		2,902,050	

The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
C$6.55 - C$9.30	357,750	6.1 years	C$8.01	258,700	C$8.01
C$10.20 - C$15.75	882,550	6.9 years	C$10.54	658,750	C$10.59
C$15.93 - C$18.75	1,559,050	3.0 years	C$16.80	1,559,050	C$16.80
C$21.72 - C$25.60	261,000	4.2 years	C$22.64	206,000	C$22.86
C$6.55 - C$24.87	3,060,350	4.6 years	C$14.47	2,682,500	C$14.94

The Company has reserved for issuance 3,060,350 common shares in the event that these options are exercised.

The number of un-optioned shares available for granting of options as at December 31, 2002, 2001 and 2000 was 789,910, 2,117,560, and 308,810, respectively.

The Company accounts for its stock option grants based on the recognition and measurement principles of Section 3870. The application of Section 3870 results in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net loss for the year and net loss per share as if the Company had applied the fair value recognition provisions of Section 3870 to account for its stock option grants.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

	2002	2001	2000
Net income (loss), as reported	$ **13,197**	$ (7,655)	$ (3,392)
Deduct: Total stock-based employee compensation determined under fair-value based method for all awards	**(2,621)**	(624)	(2,323)
Pro forma net income (loss)	$ **10,576**	$ (8,279)	$ (5,715)
Net income (loss) per share:			
Basic and diluted, as reported	$ **0.07**	$ (0.12)	$ (0.06)
Basic and diluted, pro forma	$ **0.04**	$ (0.13)	$ (0.10)

Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2002	2001	2000
Risk free interest rate	**2.6%**	5.5%	6.5%
Expected life of options (in years)	**2.1**	7.5	8.5
Expected volatility of Agnico-Eagle's share price	**36.9%**	46.2%	46.3%
Expected dividend yield	**0.19%**	0.46%	0.46%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b) Incentive Share Purchase Plan

On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute a maximum of C$7,500. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of the Participant's contribution.

In 2002, 138,747 common shares were issued under the Purchase Plan (2001 – 209,826; 2000 – 248,769) for proceeds of $2.1 million (2001 – $1.8 million; 2000 – $1.5 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,567,514 common shares (2001 – 203,261; 2000 – 413,087) under the Purchase Plan.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

8. FUTURE INCOME AND MINING TAXES

Income and mining tax expense (recovery) is made up of the following components:

	2002	2001	2000
Current provision			
Federal income taxes	**$ -**	$ -	$ -
Provincial income taxes	**-**	-	-
Provincial mining duties	**(2,779)**	(2,201)	(1,988)
	(2,779)	(2,201)	(1,988)
Future provision			
Federal income taxes	**943**	(697)	(1,256)
Provincial income taxes	**357**	(465)	(838)
Provincial mining duties	**2,418**	2,603	-
	3,718	1,441	(2,094)
	$ 939	$ (760)	$ (4,082)

Cash income and mining taxes recovered in 2002 was $0.8 million (2001 – $0.6; 2000 – $1.8 million).

Future income and mining tax expense (recovery) has been provided on temporary differences which consist of the following:

	2002	2001	2000
Amortization	**$ (587)**	$ (265)	$ (1,848)
Exploration and development	**3,152**	2,676	1,004
Other	**1,153**	(970)	(1,250)
	$ 3,718	$ 1,441	$ (2,094)

The income and mining tax expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2002	2001	2000
Combined federal and composite provincial tax rates	**39.9%**	(41.3)%	(41.0)%
Increase (decrease) in taxes resulting from:			
Provincial mining duties	**(2.4)**	14.5	(18.1)
Resource allowances	**(31.1)**	(27.0)	(6.7)
Non-deductible expenses	**2.0**	24.6	4.1
Non-taxable portion of capital gains	**(13.8)**	-	-
Temporary differences for which no benefit was recognized	**24.5**	-	-
Unrecognized benefit of non-capital losses	**(12.9)**	19.3	1.4
Actual rate as a percentage of pre-tax loss	**6.2%**	(9.9)%	(60.3)%

AGNICO-EAGLE MINES LIMITED

Notes to Consolidated Financial Statements

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

December 31, 2002

Agnico-Eagle and its subsidiaries have non-capital income tax losses of approximately C$37 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$	5,171
2005		8,188
2006		17,487
2007		6,084
2008		46
	C$	36,976

Agnico-Eagle and its subsidiaries have approximately C$325 million of cumulative Canadian exploration and development expenses available indefinitely to reduce future years' taxable income.

As at December 31, 2002 and 2001, Agnico-Eagle's future tax assets and liabilities are as follows:

	2002		2001	
	Assets	**Liabilities**	Assets	Liabilities
Non-current:				
Income taxes:				
Plant and equipment	**$ 7,552**	**$ -**	$ 5,673	$ -
Deferred expenditures	**14,250**	**-**	13,854	-
Net operating and capital loss carry-forwards	**11,126**	**-**	26,897	-
Other	**4,480**	**2,531**	4,052	-
Valuation allowance	**(14,479)**	**-**	(28,421)	-
Total non-current	**22,929**	**2,531**	22,055	-
Mining duties:				
Plant and equipment	**360**	**6,791**	428	6,210
Deferred expenditures	**3,869**	**14,882**	6,961	12,642
Other	**-**	**(385)**	11	(535)
Valuation allowance	**(4,229)**	**-**	(7,400)	-
Total non-current	**-**	**21,288**	-	18,317
Non-current future income and mining tax assets and liabilities	**$ 22,929**	**$ 23,819**	$ 22,055	$ 18,317

At January 1, 2002, the valuation allowance, a reserve against future income and mining tax assets recorded in the accounts, was $35.8 million. In 2002, the valuation allowance decreased by $17.1 million primarily as a result of the utilization of certain future income tax assets for which a reserve had been made.

9. FINANCIAL INSTRUMENTS

Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Agnico-Eagle's Risk Management Policy attempts to mitigate the risks associated with fluctuating metals prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight-forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counter-parties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counter-parties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put options

Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes.

Silver and base metal option contracts

Agnico-Eagle's silver and base metal derivative portfolio was entered into to establish price ranges for the Company's byproduct metals in order to eliminate the negative effects of price fluctuations. The contracts expire monthly based on planned production volumes and are recognized as part of net income (loss) in the line item in which the hedged item is recorded.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

As at December 31, 2002, Agnico-Eagle's derivative financial instruments related to metals consisted of:

	Expected Maturity				
	2003	2004	2005	2006	2007
Gold					
Put options purchased					
Amount hedged (ounces)	-	136,644	190,020	152,340	131,280
Average price ($/ounce)	-	$260	$260	$260	$260
Silver					
Call options sold					
Amount hedged (ounces in 000's)	1,956	2,158	2,060	-	-
Average price ($/ounce)	$5.50	$5.50	$5.50	-	-
Call options purchased					
Amount hedged (ounces in 000's)	1,956	2,158	2,060	-	-
Average price ($/ounce)	$7.00	$7.00	$7.00	-	-
Copper					
Call options sold					
Amount hedged (lbs. in 000's)	13,651	13,757	13,651	-	-
Average price ($/lb.)	$0.81	$0.81	$0.81	-	-
Call options purchased					
Amount hedged (lbs. in 000's)	13,651	13,757	13,651	-	-
Average price ($/lb.)	$1.00	$1.00	$1.00	-	-

Subsequent to year end, the entire silver and copper hedge positions were unwound at a net cost of nil.

Foreign-currency hedging program

Agnico-Eagle generates almost all of its revenue in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements.

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)

At December 31, 2002, Agnico-Eagle's consolidated foreign-currency hedging program consisted of:

	Expected Maturity			
	2003	2004	2005	2006
US$ call options sold				
Amount (thousands)	$ 54,000	$ 48,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	1.5995	1.5420	1.6050	1.6475
US$ put options purchased				
Amount (thousands)	$ 54,000	$ 48,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	1.5285	1.5025	1.5000	1.5600
US$ put options sold				
Amount (thousands)	$ -	$ 12,000	$ 12,000	$ -
US$/C$ weighted average exchange rate	-	1.3500	1.3700	-

At December 31, 2002, the aggregate unrealized gain of the net market value of Agnico-Eagle's metals derivative position amounted to $nil (2001 - $4.6 million). The Company's unrealized deficit on its foreign exchange hedge position at December 31, 2002 was $3.5 million (2001 - $4.3 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $144.7 million (2001 – $19.2 million). The Company's short-term investments have a fixed weighted average interest rate of 2.29% (2001 – 3.8%) for a period of 37 days (2001 – 28 days).

In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the executives' retirement plan (2001 – C$8.0 million) for which fees vary up to 2.25% per annum.

The fair values of Agnico-Eagle's current financial assets and current financial liabilities approximate their carrying values as at December 31, 2002. The fair value of Agnico-Eagle's senior convertible notes at December 31, 2002 is $178.25 million (2001 – $113.7 million).

AGNICO-EAGLE

ANNUAL REPORT 2002



5 TRUTHS

OUR FRAMEWORK FOR SUCCESS

PROFILE

OPERATIONS

Agnico-Eagle Mines Limited is a leading intermediate-sized gold producer centered in one of mining's friendliest and politically risk-free areas of the world: Quebec.

The Company does not hedge gold production – and never has in its 30-year history. Our shareholders benefit from price increases and we insure against the downside risk with growth and low-cost production.

We produced 260,000 ounces of gold in 2002 and are on track to increase that in 2003 and 2004, following our LaRonde Mine's expansion.

With reserves and resources totaling 5.1 million ounces and additional inferred resources of 5.2 million ounces – all in LaRonde's backyard in Quebec – we have plenty of opportunities to continue this growth.

Agnico-Eagle's shares trade very actively on the New York Stock Exchange (symbol AEM) and the Toronto Stock Exchange (symbol AGE). Our shares are held 60% by individuals and 40% institutions, and mostly in North America.



COSTS AND
DAILY THROUGHPUT
Cash (cost/oz.)
Throughput (thousands tons)
6
4
2
0
2000
2001
2002
PRODUCTION AND
DAILY THROUGHPUT
Production (thousands oz.)
Throughput (thousands tons)
225
150
75
0
6
4
2
0
1999
2000
2001
2002
RESERVES AND
RESOURCES
Inferred Resources (million oz.)
Reserves and Indicated Resources
9
6
3
0
1999
2000
2001
2002

CONTENTS

FRONT COVER

A miner's lunch pail awaits the next shift at the LaRonde Mine on the prolific Cadillac-Bousquet gold belt in Quebec. Another gold deposit has just been discovered – Lapa – on Agnico's property, which spans nearly 20 miles of the belt.

LETTER TO SHAREHOLDERS



Fellow Shareholders,

This is an exciting time for Agnico-Eagle. We are ideally positioned to benefit from our increasing gold production in mining-friendly northwestern Quebec, thanks to the growth of our mining operations.

HIGHLIGHTS FOR 2002
- Increased gold production 11%
- Expanded tonnage throughput 40%
- $150 million cash
- Discovered high-grade Lapa gold deposit
- Increased reserves and resources 23%

There are several reasons for optimism. Our LaRonde mine is now the largest gold deposit in Canada with excellent exploration potential to grow even further; our cost of producing gold is expected to continue to decrease; and we have an unparalleled land position around the mine and along the Cadillac-Bousquet gold belt.

In 2002, we completed an expansion of LaRonde that produced record amounts of gold and gold reserves. As a result of this and better gold prices, the Company enjoyed significantly improved net earnings of $4 million (compared to a loss of $5 million in 2001) and an $8 million improvement in cash flow.

While we have had our share of teething problems with this 40% expansion even into 2003, today Agnico-Eagle is perfectly positioned to profit from what we expect to be higher gold prices in a long-term bull market. As the US dollar continues to drift lower and equity markets remain volatile, investors – and even central bankers – are looking for safety and that search

While our peers emphasize quality and growth, we also deliver a third component: the stability of mining-friendly Quebec.

has led them away from the risks of paper currency into the security of gold and gold stocks. We expect that this trend will not only continue but also gain momentum in the coming years. As this demand for gold and gold stocks rises, Agnico-Eagle stands to be a major beneficiary.

We are one of the few mining companies that never sold our gold forward so we've never capped the price we receive for it. Instead, our insurance against low prices is growth and low-cost production so we can generate earnings and cash flow even when gold is in a down cycle.

After years of developing the people and infrastructure at LaRonde, all the necessary tools are in place for Agnico-Eagle to produce yet more gold. In the short term, our efforts will concentrate on getting the recent expansion working more efficiently and this will continue our trend of record production through 2003 and 2004. However, LaRonde represents only one chapter of the Agnico-Eagle story. With our eyes firmly focused on the future, we are aggressively moving forward on two very promising properties – Lapa and Goldex. These regional opportunities are close to LaRonde, making them perfectly suited to capitalize on both the expertise of the LaRonde team and the mine's large processing capacity. Moreover, these projects would make the most effective use of the Company's large pool of available tax deductions.

Our regional growth strategy is relatively low risk, using existing resources in our own stable backyard. Part of this low risk is confirmed by the Fraser Institute in a survey published in December, which identified Quebec as one of the two most attractive areas in the world for mining, based on mineral potential and acceptance of the industry.

This strategic regional focus gives Agnico-Eagle tremendous potential to realize our objective of becoming the predominant mid-sized gold company. Our plan envisions multiple mines within striking distance of LaRonde, with growing reserves and increasing production in one area of the world that welcomes responsible mining. While our peers emphasize quality and growth, we also deliver a third component: the stability of mining-friendly Quebec.

We have set out to build a company that focuses on quality, growth and a strong financial position, while retaining full leverage to gold prices. Through hard work and that focused strategy, these goals are being realized.

While regional expansion represents the core of our strategy, we persist in seeking opportunities for growth elsewhere. This search for new opportunities is restricted to politically stable regions and is focused on situations where our expertise can add value. With our proven exploration, mine building and operating expertise, we are ideally situated to discover and run other properties.

The theme for this year's annual report explains in detail how all the major pieces of our strategy are falling into place. These five basic truths form the framework for our success. They explain how we've developed a competitive advantage in the industry and why Agnico-Eagle is right on target to build further value:

1. Unhedged

We have never sold gold forward or capped its price, so we always benefit when the price rises.

2. World Class Orebody

The LaRonde Mine is a proven gold producer with a long-life gold reserve.

3. Growth

Our dominant position on the Cadillac-Bousquet gold belt and our aggressive exploration program in the region provide strong potential for growth.

4. Experience

Over the past 30 years, we've built a highly efficient team of mining experts whose skills enable us to transform opportunity into profit.

5. Strong Balance Sheet

Our financial position has never been stronger. With zero net debt, which includes more than $150 million in cash at the end of 2002, we're primed for growth.

Not only are we positioned to continue our record of 23 consecutive annual dividends, we hope to increase dividends as our assets grow.

We firmly believe that the price of gold will rise in the long term, but it's the effectiveness of our regional strategy creating growth that will drive our success, not just the gold price.

We have set out to build a company that focuses on quality, growth and a strong financial position, while retaining full leverage to gold prices. Through hard work and that focused strategy, these goals are being realized.

It is the hard work of our teams that enable us to maximize the potential of our assets and realize our goals. These people with their strong mine building and operating skills, as well as their exploration expertise allow us to develop new opportunities.

Now all the signs point to an even better future. With rising production, lower costs and exciting new growth potential, Agnico-Eagle is poised for greater profitability.

Sean Boyd
President and Chief Executive Officer

1.



nhedged

no compromise



We do not limit gold's upside value by selling it forward. Instead, we hedge the downside risk with growth and low costs.



With LaRonde at the center of our regional strategy, the mill has the capacity to process additional ore and concentrate feed.

OPERATIONS

Production at our LaRonde Mine in Quebec increased 190% in four years and more growth is planned for 2003 and 2004.

- **40% capacity increase to 7,000 tons per day in October**
- **Record gold production of 260,000 ounces**
- **Record throughput of 2 million tons**

The year 2002 saw record gold production of 260,000 ounces as our expanded operation moved toward being an efficient low-cost enterprise in what we can now proudly identify as the largest gold deposit in Canada. Capacity in the mill and mine were increased by 40% to 7,000 tons per day in October.

Shortly, we expect to complete the expansion's underground development and infrastructure above the 215 Level, 2,150 m or 7,050 feet below surface. Then we will have access to more higher-grade gold on the mine's lower levels. More tons in 2003 and 2004 mean that we will continue our trend of record breaking gold production.

Our task is now to maximize the expansion in tandem with the search for new gold resources within striking distance of LaRonde. We have two excellent prospects: Lapa, 7 miles away, and Goldex, 28 miles beyond.

There were disappointments as well as records in 2002. Production and costs did not meet our expectations because of access to fewer gold/copper mining blocks at depth than we expected. A mechanical failure and excessive summer heat affecting productivity in the deeper – and therefore hotter – levels caused delays in developing high-grade production areas. Development delays also caused us to miss our original 2003 targets when in March we did not quickly recover from a rock fall in one of the high-grade stoping areas. Normally, other stopes would have been ready for immediate mining while the affected area was being stabilized.

Despite these setbacks, significant operational improvements were realized in 2002. Our operating experience to date has demonstrated that in the critical areas of ore grade, metallurgical recoveries, and processing and hoisting capacity, we have met or exceeded all our expectations.

REGIONAL DEVELOPMENT STRATEGY

Though LaRonde is at the heart of our current and future plans, it represents only one part of Agnico-Eagle's regional strategy. As we near the end of the expansion phase, we are looking at the operating team and LaRonde's processing facilities being at the center of a regional development plan.

We are currently analyzing the drill data from our Lapa property, and are examining the feasibility of developing the Goldex project. We are encouraged about the prospects for these two properties. Lapa was discovered and achieved significant exploration success in 2002. Both will benefit from the synergies created by this complementary multi-site mining operation, making efficient use of our investment at LaRonde.

2.


A long-life

orebody

and still growing

LaRonde is the largest gold deposit today in Canada and has already been in production 15 years.



Newly converted reserves are being developed for mining.
Development has the highest priority, with crews now gaining footage not achieved in 2002.

GOLD RESERVES AND RESOURCES

Drilling at LaRonde increased gold reserves by 23%.

- **Drilling at LaRonde converted 1.0 million ounces to reserves**
- **Confirmed 1.0 million ounces of indicated resources and 0.4 million ounces of inferred resources at Goldex**
- **Established 0.8 million ounces of inferred resources at Lapa**

The year 2002 proved to be a record year for LaRonde in another respect. The Company's drilling program successfully converted one million ounces of resources to reserves, pushing our current reserve position to an all-time high of 4.0 million ounces. That represents a 23% increase over the 3.3 million ounces recorded in 2001. When added to the inferred resources of 4.1 million ounces, it confirms LaRonde as the largest gold deposit in Canada and it has considerable potential for growth.

With the improving access to LaRonde's deeper mineralized zones and our aggressive underground exploration efforts, we are getting closer to discovering just how big the deposit really is.

We know there's more gold to be discovered, the ore limits have not been found in several directions and there may be more zones waiting to be discovered. Our exploration focus is currently on deep exploration drilling in the main deposit that we call Zone 20 North. It is wide open below the 215 Level, with known thicker mineralization and strong indications of better grades of gold. Recent drilling has defined the eastern limit of the zone, however it remains open for further expansion to the west and at depth. In 2003, we continue to drill in both directions.

EVEN DEEPER AT LARONDE

The drill data gathered from the 215 Level will be extremely important to assess our deep mining options below that level, so we have accelerated the extension of the drift by adding more development crews.

The resources below the bottom of the current shaft at 7,400 feet open up several options to expand the deep development of the mine and several scenarios are being evaluated. Those include rehabilitating shaft No. 1 which is not currently being used, sinking a new shaft to a depth of 10,000 feet, and a variety of shaft/ramp combinations. A scoping study of the deep deposit is underway and we expect to outline the results at our annual general meeting in June.

In 1991, we started to explore LaRonde from the Level 86 exploration drift and from that starting point a dozen years ago, we have successfully maintained our average cost of finding each new ounce of gold at less than $3.

LARONDE MAJOR ORE ZONES


Shaft #1
Penna Shaft
Shaft #2
W E
Zone 20N
Level 86 Exploration Drift
Zone 7
Zone 20S
Zone 20S
Level 215 Deep Exploration Drift
Zone 7
Additional Potential
Zone 20N
Depth 7,380 ft
Proven and Probable Reserves
Indicated Resources
Inferred Resources
Mined Out
Zone 20N
Note: Zone 20S lies south of Zone 20N

LARONDE MINE 2002 MINERAL RESERVES AND RESOURCES[1]

Category	Gold (oz./ton)	Gold (g/tonne)	Silver (oz./ton)	Silver (g/tonne)	Copper (%)	Zinc (%)	Tons (000s)	Tonnes (000s)	Gold (000s oz.)
Proven reserves	0.08	2.7	2.85	97.6	0.39	4.95	7,972	7,232	624
Probable reserves	0.10	3.5	1.84	63.2	0.37	2.93	33,720	30,591	3,398
Indicated resources	0.11	3.9	0.43	14.9	0.17	0.55	648	588	75
Total reserves and indicated resources	0.10	3.3	2.01	68.9	0.37	3.27	42,340	38,411	4,097
Total inferred resources	0.17	5.9	0.38	13.0	0.33	0.08	23,030	20,893	3,978

[1] Long term assumptions used in these estimates are: gold, $300/oz.; silver $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Further notes to the Reserves and Resources tables can be found on page 58.

GOLDEX DEPOSIT

1,000 ft
2,000 ft
Bulk Sample
3,000 ft

Indicated Resources

Inferred Resources

GOLDEX PROPERTY RESOURCES

	Gold (oz/t)	Tons (000s)	Ounces (000s)
Indicated resources	0.073	13,700	1,000
Inferred resources	0.076	5,600	420

LAPA DEPOSIT

W E

1,000 ft
2,000 ft
Additional Potential
3,000 ft

Inferred Resources

LAPA PROPERTY RESOURCES

	Gold (oz/t)	Tons (000s)	Ounces (000s)
Inferred resources	0.25	3,271	816

2002 GLOBAL GOLD RESERVES AND RESOURCES[1]

	LaRonde (000s)	Lapa (000s)	Goldex (000s)	Ellison (000s)	Total (000s)
Total gold reserves and indicated resources	4,097	–	997	41	5,135
Total gold inferred resources	3,978	816	423	106	5,323

[1] Long term assumptions used in these estimates are: gold, $300/oz.; silver $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Further notes to the Reserves and Resources tables can be found on page 58.

3.



Drill core from Lapa awaits splitting and assaying. Our widest intercept returned 99 feet at 0.26 ounces of gold per ton, 3,000 feet below surface.





Growth

a regional emphasis

LaRonde is located on Quebec's prolific Cadillac-Bousquet gold belt where a high-grade deposit – Lapa – has just been discovered. We control a 20-mile stretch of property on the belt and are actively exploring and acquiring additional properties in the region.



EXPLORATION

The old saying that the best place to find a mine is in the shadow of a headframe is proving correct with Lapa and Goldex.

Significant high-grade gold discovery at Lapa
- **Inferred resources 816,000 ounces**
- **Deposit open in several directions**
- **Exciting results from deep drill hole**

Previous exploration success at Goldex
- **Potential regional synergies and doubling throughput**
- **Deposit open in a number of areas**

In the rocky terrain that lies between the northwestern Quebec towns of Val d'Or and Rouyn, Agnico-Eagle has enjoyed 20 fruitful years of mineral exploration and discovery on the Cadillac-Bousquet gold belt. Along the nearly 20 miles of our dominant land position in this gold-rich region, we have enjoyed record gold production and the promise of the future looks even brighter.

We believe in the old mining expression that the best place to find a mine is in the shadow of an existing headframe (there are three headframes on the LaRonde property alone and dozens along the belt), so that's where we started. Over the past years we have been slowly acquiring properties in the area. In 2002, Agnico-Eagle's position became even larger, and we continue the process in 2003.

Our exploration efforts in 2002 uncovered a new gold deposit on an adjacent property we acquired that year: Lapa. And we revisited an old exploration property we had moved away from, this time thinking big rather than small, and thinking regional synergies. This is Goldex. Both are within a few miles of LaRonde, which is poised to become the heart of our regional development strategy.

LAPA, A 2002 DISCOVERY

Only seven miles east of LaRonde, we started to drill at our Lapa property in November 2002 and that drilling paid off. The drilling identified a whole new high-grade contact zone that extends the previously identified mineralization and established an inferred resource of 816,000 ounces after only four months drilling.

Sixteen holes have been drilled in the Lapa Contact Zone and 11 of them intersected significant grades, partly defining the mineralized zone. That drilling not only confirmed the high gold concentration, but also that the Contact Zone is open at depth and to the east.

Most of the mineralized drill holes contained visible gold and averaged about 15 feet width grading an average of about 0.25 oz/ton. The excitement is in the thickest intercept drilled to date, 3,000 feet below surface, a 99-foot width of mineralization at an average grade of 0.26 oz/ton.

Recent drilling has focused on extending the Contact Zone. To date, the zone has been traced over a length of 1,600 feet and to a vertical depth of 3,800 feet, and there are another 1.6 miles on surface of favorable ground still waiting to be explored.

The next $2.5 million phase of drilling began in March 2003 and will continue for the remainder of the year, currently with five drills. The program's key objectives are:

- Infill drilling on 150-foot centers to prove up resources
- Deep drilling to test the down-dip extension of the deposit
- Step-out drilling to test the eastern extent of the Contact Zone
- Larger-core drilling to supply material for metallurgical testing.

In a short time, Lapa has become an integral part of Agnico-Eagle's regional development and production strategy. We are aggressively working to find out the size of the deposit. It is an exciting project with the potential to add significant production and value.

UPDATED FEASIBILITY STUDY UNDERWAY AT GOLDEX

Previous drilling and underground exploration at the Goldex project, 35 miles east of LaRonde on the outskirts of Val d'Or, established a gold deposit of 1.0 million ounces of indicated and 400,000 ounces of inferred resources. The mineralization is open in several areas. Agnico-Eagle owns 100% of this property and we're extremely encouraged by its prospects.

In 1996, an underground bulk sample confirmed the accuracy of the gold grade calculated from exploration drilling and it established the LaRonde mill's capability to process the ore. At the time, the property was marginally economic. Now we are re-evaluating the deposit to capitalize on new regional advantages that did not exist seven years ago and we are updating the feasibility study.

The 1996 assessment was based on a 5,000-ton-per-day mine and a stand-alone operation without the benefit of LaRonde's expanded infrastructure. Our updated study will be based on bulk mining at a projected 10,000-ton-per-day rate and will take into account the new synergies that come into play with LaRonde.

Goldex could also benefit from surplus equipment available at LaRonde. None of these options was available during the previous feasibility study in 1996.

Adding size to synergies, Goldex now will be more cost effective, with potentially lower capital, labor and ongoing development costs than previously estimated.

With potential expansion on the horizon at Lapa and Goldex, along with the deep development project at LaRonde, we are determined to make the best use of our two strongest assets: our highly skilled people and our efficient infrastructure, both of which are already in place, in northwestern Quebec's valley of gold.

AGNICO-EAGLE'S LAND POSITION ON THE CADILLAC-BOUSQUET BELT


N
Mouska
Ellison
Doyon
Penna Shaft
Shaft 1
Shaft 2
Bousquet 1
Bousquet 2
Ferris
Norgold
Normand Lake
LaRonde
Lapa
New Discovery
Chibex North
Chibex South
Goldex 25 miles
Properties
Additions
Other Mines
20 miles

4.


ON LARONE

These are some members of the LaRonde team.
In LaRonde's 15-year life the average service is an exceptionally high 12 years.





Experience

comes with age

We have mined for 30 years, including 15 years at LaRonde – and people stay. Our track record is one that few companies can match.



OUR TEAM

We operate as a partnership, a partnership that is based on mutual respect.

Agnico-Eagle's corporate culture is based on the principle that every person has the right to be treated with dignity and respect. We operate as a partnership, a partnership that is based on mutual respect, commitment and dedication to excellence. The people of Agnico-Eagle have responded with unparalleled loyalty and performance. Thanks to their ideas and efforts, efficiency has improved, gold production has progressively increased and safety is one of our proudest records.

The 500 experienced and highly skilled people at the LaRonde mine are the foundation for Agnico-Eagle's success. That applies equally to the miner extracting ore thousands of feet underground and to the administrator coordinating shipping schedules on surface. The success of our approach is reflected in the fact that we are an industry leader in recruiting and retaining talented people.

Many people have been with us since LaRonde commenced production 15 years ago and many from before that. The management team at LaRonde has been with Agnico-Eagle an average of ten years and the workforce as a whole, twelve years. This longevity is no accident. They have displayed their loyalty to the Company and the Company has responded in kind.

We are dedicated to the highest standards of health and safety at our mine site and have been rated as one of the safest of the many mines in Quebec for the last ten years running. We take great pride in our proactive safety program that prepares people for any eventuality and operates 24 hours a day, 7 days a week. The 24 volunteers who make up our first-rate mine rescue team embody the idea that our people are always watching out for each other – and for people in other mines, too. The team has also made us proud by finishing in the top five at the annual Quebec mine rescue competition in the last five years.

Agnico-Eagle's commitment to the well being of the people at LaRonde extends to four full-time health and safety workers, our full-time nurse and the financial support we give to the full-service hospital in the town of Rouyn, a few miles away.

We encourage and support the people at LaRonde by providing quality learning and development opportunities that will enable them to be the best in all areas of their work. Their expertise in sound mining practices and their knowledge of the industry's state-of-the-art equipment and processes did not happen by accident. Agnico-Eagle invests more than C$500,000 each year in on-site training programs that are administered by three full-time training staff.

We believe in the strength of the family unit, so as an added benefit we offer C$1,000 scholarships for sons and daughters who enter post secondary education. During LaRonde's operating history, over 500 of our employees' children have obtained post secondary diplomas or degrees. We also offer summer jobs at the mine for qualified students to provide further educational assistance.



LaRonde's highly skilled people are the foundation for our success.

Our incentive programs established the idea that when the Company wins, we all win. We reward excellence with regular productivity bonuses in certain areas and everyone is invited to sign up for our Company subsidized stock purchase plan. Approximately 9 of every 10 employees are members of the plan, demonstrating that they are confident about the Company's future.

These programs underscore the partnership that drives the success of Agnico-Eagle. We value the people who work with us. This partnership is a major reason why LaRonde is the progressive and efficient operation that it is today.

ENVIRONMENTAL ACCOUNTABILITY

Caring for the environment is a cornerstone of being a good corporate citizen. We subscribe to the principle of sustainable development in mining, and while mining will clearly have an effect on its immediate surroundings, we focus on limiting negative impacts while enhancing positive ones.

The mineral-rich Cadillac-Bousquet gold belt has shared its treasures with us and it is our responsibility to look after its ecosystem – we live here, too. We conduct all mining operations using environmental best practices and meet or exceed every environmental regulation that affects our exploration, mining and milling operations.

We continually monitor environmental impact at every stage of our processes. Our dedicated environmental department at the LaRonde mine site is supported by a vice president responsible solely for the environment. Our priorities are to continually improve environmental conditions and processes at LaRonde and to proactively rehabilitate inactive properties we have subsequently acquired.

As part of our commitment to the environment Agnico-Eagle has provided a C$150,000 grant to the area's top-ranked university, *Université du Québec en Abitibi-Témiscamingue* to set up a chair in environmental studies.

Our commitment goes beyond the areas where we work. Agnico-Eagle is a major contributor to mining education by supporting industry-wide initiatives. For example, we are a founding partner of E3 – Environmental Education in Exploration – providing tools for the application of exploration best practices worldwide.

GIVING BACK TO OUR COMMUNITY

We are one of the largest employers in the area where LaRonde sits, midway between the towns of Rouyn to the west and Val d'Or to the east. This is our home and we are committed to making it the best community it can be by supporting local initiatives and organizations that build the health, strength and cultural diversity of the area.

Our community commitments are as varied as the residents themselves, including funding to the hospitals in Rouyn, Amos and Val d'Or, as well as grants for the Val d'Or major junior-league hockey team, the *Foreurs*, and Rouyn's hockey team, the *Huskies*.

More than simply good neighbors, Agnico-Eagle is an active member in all the local chambers of commerce in the Abitibi region, and we are a regular contributor to several local charities. Whether it is helping the local hospital or helping the local hockey team, we want to be part of the solution. We are proud to contribute to the local economy as a major employer, and as you can see that is only part of the story.

What we are truly grateful for is the opportunity to help the people at LaRonde build the social, cultural and educational framework that makes our community unique.



5. Rock-hard strength includes a strong balance sheet

FINANCIAL CONTENT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FORWARD-LOOKING STATEMENTS

This annual report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form filed with Canadian securities regulators and in Form 20-F filed with the United States Securities and Exchange Commission.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. All figures presented are in US dollars unless otherwise noted.

CHANGE TO US GAAP

Effective January 1, 2002, the Company changed its primary basis of financial reporting to United States generally accepted accounting principles ("US GAAP") due to its substantial US shareholder base and to maintain comparability with other gold mining companies. Financial statements under Canadian generally accepted accounting principles will continue to be prepared for statutory reporting purposes.

RESULTS OF OPERATIONS

The year ended December 31, 2002 saw Agnico-Eagle achieve a number of significant milestones:

- **Record annual gold production** of 260,183 ounces representing an 11% increase over 2001 and a 50% increase over 2000.
- **Improved operating performance** with the 40% capacity expansion of the mine and mill to 7,000 tons of ore treated per day in the fourth quarter.
- **Improved financial performance** as record gold production and full leverage to an improved gold price resulted in net income of $0.06 per share.
- **Best financial position in Company history** with available cash resources of nearly $253 million at the end of 2002 with no "net debt" as discussed below under "Liquidity and Capital Resources."

For the year ended December 31, 2002, net income was $4.0 million, or $0.06 per share. This represents a significant improvement from a loss of $5.7 million, or $0.09 per share in 2001, and a loss of $6.9 million, or $0.12 per share, in 2000. The table below summarizes the major variances which contributed to the overall increase in net income in 2002, as compared to 2001, and 2001, as compared to 2000.

Net Income Variance Analysis

	2002 vs. 2001	2001 vs. 2000
Net Loss, Years Ended December 31, 2001 and 2000	$ (5,718)	$ (6,868)
Increase in gold production	6,913	16,960
Increase (decrease) in gold price	10,147	(1,174)
Change in zinc production and zinc price	(13,770)	24,156
Change in copper production and copper price	3,627	(1,530)
Change in silver production and silver price	1,335	5,565
Net decrease (increase) in operating expenses, exploration and taxes	1,489	(42,827)
Net Income (Loss), Year Ended December 31, 2002 and 2001	$ 4,023	$ (5,718)

In 2002, record production and a significant improvement in net income were achieved in spite of some expansion-related start-up difficulties. Despite record production, the Company missed its 2002 production budget of 340,000 ounces due primarily to richer grade, lower level stopes not being sufficiently developed for mining as planned. Excessive summer heat, a SAG mill failure in July delaying backfill placement, and delays in ventilation installation at depth resulted in slower than anticipated stope development limiting LaRonde's ability to mine gold/copper stopes on the lower mining levels. Attempts to accelerate development to make up lost progress resulted in congestion on the lower mining levels as construction and development conflicted with production. To maintain mill throughput, more lower-grade, zinc-rich ore was mined from the upper mining levels. As a result, zinc production was 26% higher than anticipated.

Increased El Coco royalties and a weaker zinc price contributed to increased total cash operating costs to produce an ounce of gold of $182 for 2002, a 17% increase from $155 in the previous year but a 3% improvement over $188 in 2000.

Cash flow from operations, before non-cash working capital changes, increased 64% to $20.4 million in 2002 from $12.4 million in 2001 and increased 212% from $6.5 million in 2000. This improvement in 2002 reflects increased gold production and the realization of higher gold prices resulting from the Company's long-term commitment to remain unhedged. In 2002, the Company realized an average price of $312 per ounce of gold representing increases of 14% and 12% over $273 realized in 2001 and $278 realized in 2000.

During 2002, the Company strengthened its liquidity. At December 31, 2002, the Company had available cash resources of nearly $253 million with no net debt. Available cash resources is comprised of $153 million in cash and $100 million of undrawn credit lines. The Company's strengthened liquidity represents an increase of 118% from $116 million in 2001, and a five-fold increase from $46 million in 2000. Improved liquidity is attributable to the Company's strengthening operating cash flow as well as the refinancing of its 2004 convertible notes in February 2002 and a unit offering of common shares and warrants in November 2002. In 2002, the Company made $64.8 million of capital investments comprised primarily of the expansion at LaRonde. In 2001 and 2000, $36.3 million and $68.4 million respectively were invested in the expansion.


REVENUES FROM MINING OPERATIONS ($ millions)
Zinc and Copper
Precious Metals
90
60
30
0
2000
2001
2002

Revenues from Mining Operations

The Company derives its revenue from the sale of precious metals (gold and silver), zinc and copper net of smelting, refining and other marketing charges. Precious-metal sales accounted for approximately 87% of revenues in 2002, up from 78% in 2001 and 83% in 2000. For the year ended December 31, 2002, revenues from mining operations increased 15% over 2001 and 61% over 2000. The majority of this increase was attributable to record gold production of 260,183 ounces and higher realized gold prices. Lower zinc production and prices had a negative impact on revenues but were more than offset by the increases in gold production and price.

In the fourth quarter of 2002, LaRonde achieved its expanded rate of 7,000 tons of ore per day and produced a quarterly record 75,235 ounces of gold as the mill processed a record 540,000 tons of ore. In the fourth quarter of 2002, the mill reached peak rates of 8,000 tons of ore per day and averaged 5,846 tons of ore per day. Average daily throughput for the fourth quarter was affected by reduced ore availability due to the stope development difficulties discussed above, and a planned six-day expansion related shutdown.

2003 Outlook: The Company is addressing the heat-related development issues mentioned above by completing the installation of additional cooling systems on the lower mining levels and investigating a larger cooling plant on surface. Furthermore, the Level 219 crushing plant and conveyor system (2,190 meters or 7,200 feet below surface) is expected to be completed in the second quarter of 2003 and is expected to reduce congestion and further improve ore flow on the lower levels. These improvements are expected to allow more efficient access to the higher-grade gold ore on the lower mining levels. Improved ore-flow coupled with a full year of operations at the expanded 7,000 ton per day rate is anticipated to result in increased gold production in 2003.

Interest and Sundry Income

Interest and sundry income was $1.9 million in 2002 compared to $5.8 million in 2001 and $2.1 million in 2000. The 2002 amount consisted primarily of interest earned on the Company's cash balances. The 2001 amount consisted of mark-to-market gains on its derivative contracts and interest on cash balances. Effective January 1, 2002, the Company implemented a new treasury management system which complies with FAS 133 documentation requirements for hedge accounting and accordingly, in 2002, mark-to-market losses on its gold put option derivative contracts were recorded in shareholders' equity as a component of accumulated other comprehensive loss. The Company's other derivative contracts do not qualify for hedge accounting under FAS 133 and as such gains and losses on these contracts are recorded in income as part of the hedged transaction.

2003 Outlook: Subject to investments in potential growth opportunities, the Company anticipates a higher average cash balance in 2003 resulting in higher interest income.

Production Costs

In 2002, onsite operating costs per ton milled remained unchanged compared to 2001 at C$52 per ton (costs per ton are reported in Canadian dollars, the currency in which the expenditures are made). The 2002 and 2001 onsite operating cost per ton figures represent a 4% improvement over C$54 in 2000. Total cash operating costs to produce an ounce of gold increased 17% to $182 from $155 in 2001 but declined 3% compared to $188 in 2000. The increase in total cash operating costs to $182 per ounce was primarily due to higher El Coco royalties and lower zinc production and price, partially offset by the benefits of a weaker Canadian dollar. The components of total cash operating costs are presented in the table below. The table reconciles total cash operating costs per ounce to total production costs as shown on the Company's consolidated statements of income (loss).

Reconciliation of costs per ounce of gold produced

(thousands, except as noted)		**2002**		2001		2000
Production costs per Consolidated Statements of Income (Loss)	$	**75,969**	$	67,009	$	49,997
Adjustments:						
Revenue recognition adjustment (i)		**593**		(1,139)		1,139
Byproduct revenues, net of smelting, refining and marketing charges		**(27,850)**		(28,383)		(17,890)
El Coco royalty		**(10,764)**		(5,424)		–
Non-cash reclamation provision		**(1,301)**		(1,155)		(517)
Cash operating costs	$	**36,647**	$	30,908	$	32,729
Gold production (ounces)		**260,183**		234,860		173,852
Cash operating costs (per ounce)	$	**141**	$	132	$	188
El Coco royalty		**41**		23		–
Total cash operating costs (ii)	$	**182**	$	155	$	188
Non-cash costs (per ounce)						
Reclamation provision		**5**		5		3
Amortization		**50**		54		53
Total production costs (per ounce)	$	**237**	$	214	$	244

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.


GOLD PRODUCTION AND
TOTAL CASH OPERATING COSTS
Production (oz. thousands)
Total Cash
Operating Costs ($/oz.)
225
150
75
0
2000
2001
2002
225
150
75
0

2003 Outlook: The Company expects the installation of the Level 219 crushing plant and conveyor system (2,190 meters or 7,200 feet below surface) to allow more efficient access to ore from the gold/copper areas in the lower mining levels. Due to the increased availability of gold/copper ore and economies of scale expected to be achieved from the first full year of gold production at the 7,000 ton per day rate, the Company expects gold production to increase and total cash operating costs to decrease marginally in 2003. El Coco royalties are also expected to decrease in 2003 as that section of the mine is depleted.

Agnico-Eagle's total cash operating costs per ounce of gold are heavily dependent on the US dollar/Canadian dollar exchange rate and the prices it receives for its byproduct silver, zinc and copper production, all of which are beyond the Company's control. The assumptions made for 2003 are a US dollar/Canadian dollar exchange rate of $1.47, a silver price of $4.60 per ounce, a zinc price of $0.36 per pound and a copper price of $0.75 per pound.

Exploration and Corporate Development Expense

In 2002, with the expansion of LaRonde nearing completion, Agnico-Eagle increased its corporate development resources to identify growth opportunities. In 2002, exploration and corporate development expense was $3.8 million. Of this amount, $3.5 million related to grassroots exploration and $0.3 million related to corporate development. Exploration expenses were $6.4 million in 2001 and $3.2 million in 2000. The 2001 amount includes a non-cash write-off of $2.3 million resulting from the decision to drop its ownership interest in the Tonkin Springs project in Nevada. As a result of this decision, the Company incurred a non-cash charge and made an environmental restoration payment in 2001. Excluding this write-off, exploration expense in 2002 decreased $0.6 million or 15% over 2001, and increased $0.3 million or 9% over 2000.

2003 Outlook: Exploration and corporate development expense is expected to increase 10–15% in 2003. The Company is increasing its grassroots exploration activities leveraging its strong land position around the LaRonde Mine. The Company also expects increased corporate development expenses as the management team works to identify and evaluate growth opportunities.

General and Administrative Expenses

General and administrative expenses increased to $5.5 million in 2002 compared to $4.5 million in 2001 and $4.2 million in 2000 mainly due to increased corporate activities, including the transfer of mine personnel to head office.

2003 Outlook: In 2003, general and administrative expenses are expected to remain unchanged.

Provincial and Federal Capital Taxes

Provincial capital taxes were $0.8 million in 2002 compared to $1.6 million and $1.3 million in 2001 and 2000, respectively. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. Despite the 2002 increase in paid-up capital, capital taxes decreased due to a new incentive program aimed at encouraging exploration. Under this program, the Company can claim a tax credit for certain exploration expenditures to reduce capital tax otherwise payable.

Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2002 to $0.9 million from $0.7 million in each of 2001 and 2000 represents increases in capitalization resulting from the refinancing of the Company's 2004 convertible notes and the unit offering.

2003 Outlook: In 2003, the Company expects less of its exploration expenditures to qualify for the incentive program mentioned above due to a different geographic distribution of expenditures. Coupled with the 2002 increase in paid-up capital, provincial capital taxes are expected to increase to between $1.5 million and $2.0 million in 2003.

Federal capital taxes are expected to increase to between $1.2 million and $1.4 million due to increases in the Company's capitalization. Under recently proposed legislation, federal capital taxes are expected to be phased out over a five year period with the complete elimination of federal capital taxes by 2008.

Amortization Expense

Amortization expense was $13.0 million in 2002 compared to $12.7 million in 2001 and $9.2 million in 2000. The Company calculates its amortization on a unit-of-production basis using proven and probable ore reserves as its amortization base. Despite an 11% increase in production and capital additions of $64.8 million, amortization remained relatively unchanged in 2002 due to a 23% increase in proven and probable reserves at year end. The increase over 2000 reflects the 2001 commissioning of assets previously under construction. Amortization was $50 per ounce in 2002 compared to $54 in 2001 and $53 in 2000.

2003 Outlook: Amortization expense is expected to be $55 to $65 per ounce of gold production in 2003 as increased production and anticipated LaRonde capital expenditures of $36 million are only partially offset by increased reserves.

Interest Expense

In 2002, interest expense decreased 43% to $7.3 million from $12.9 million in 2001 and increased 24% from $5.9 million in 2000. The decrease in 2002 over 2001 is due to the capitalization of interest on the portion of financing from the Company's revolving bank facility used to fund the LaRonde expansion.

In 2002, the Company capitalized cash interest of $2.3 million on the revolving bank facility compared to nil in 2001 and $5.9 million in 2000.

Of the $7.3 million interest expense in 2002, approximately $6.8 million related to interest on the new 2012 convertible debentures and the old 2004 convertible notes, and the remaining $0.5 million represents non-cash amortization of the financing costs associated with the 2012 convertible debentures. Of the $12.9 million interest expense in 2001, $7.5 million related to the 2004 convertible notes and $5.4 million related to the Company's revolving bank facility. No interest was capitalized in 2001.

2003 Outlook: The Company does not anticipate drawing on its revolving bank facility in 2003 unless it invests in additional growth opportunities. As a result, interest expense is expected to be $8.8 million, of which $6.5 million relates to the debentures and the remaining $2.3 million is comprised of non-cash amortization of financing costs relating to the new 2012 convertible debentures and standby fees for the revolving bank facility. If the Company were to draw on its revolving bank facility in 2003, interest would be charged to income rather than being capitalized.

Income and Mining Taxes

In 2002, the effective accounting recovery rate was 7.8% compared to a tax rate of 74.9% in 2001 and a recovery rate of 51.6% in 2000. Although the Company reported income before income and mining taxes of $4.6 million in 2002, the Company's tax rate was reduced from the statutory tax rate of 39.9% due to the effect of resource allowances, the utilization of previously unrecognized losses carried forward, and the accelerated recovery of provincial mining duties. The accelerated mining duty recovery was partially offset by an increase to future mining tax liabilities for the resultant decrease in development pools available for future deductions. In 2001, the Company reported a loss before income and mining taxes of $2.9 million yet recorded a tax provision of $2.1 million. The provision resulted from the Company not recognizing the benefit of deductible temporary differences in the consolidated financial statements. In 2000, the recovery rate of 51.6% was greater than the statutory tax rate due to the effect of resource allowances.

2003 Outlook: The Company currently has $23 million of past losses available to reduce future income taxes. The benefit of these losses has not been recognized in the consolidated financial statements. As a result, the Company does not expect to accrue income taxes on the first $23 million of income generated in the future. Once those losses have been completely absorbed, the Company will begin to accrue non-cash deferred income taxes of approximately 30% of income before income taxes. This rate differs from the statutory tax rate of approximately 40% due primarily to rate reductions the Company is eligible to receive on resource profits.

LIQUIDITY AND CAPITAL RESOURCES

The Company's available capital resources were strengthened in 2002 as a result of the common share and warrant unit offering in November and the refinancing of its 2004 convertible notes in February. Net of financing costs and after the repayment of its 2004 convertible notes, the Company raised $16 million from the issuance of its 2012 convertible debentures. After deducting financing costs, the net proceeds of the unit offering in November were $183 million. The proceeds from these transactions were invested in short-term deposits and will be used to fund growth opportunities, capital expenditures, and other general corporate purposes.

As a result of these transactions, the Company reduced the outstanding amount under its revolving bank facility to nil leaving available cash resources of $252.9 million at the end of the year. The available cash resources are comprised of $152.9 million in cash and $100 million in undrawn credit under the revolving bank facility. An additional $25 million will become available under the revolving bank facility once certain completion tests are satisfied in connection with the LaRonde expansion. The completion tests are expected to be satisfied in the fourth quarter of 2003. The available cash resources at the end of 2002 improved from $116.2 million at the end of 2001 and $46.4 million at the end of 2000. In March 2003, the Company's revolving bank facility was amended to liberalize the use of debt to include acquisitions and development expenditures.

Operating cash flow, before working capital changes, increased to $20.4 million in 2002 from $12.4 million in 2001 and $6.5 million in 2000. This improvement primarily reflects increased gold production and an increased gold price. The Company's policy of not selling forward gold production allowed it to realize the full benefits of rising gold prices in 2002. The impact of weaker zinc prices was offset by the benefits of a weaker Canadian dollar and lower cash interest expenses.

In 2002, Agnico-Eagle invested $61.4 million in the expansion of LaRonde to 7,000 tons of ore per day versus $36.3 million invested in 2001 and $68.4 million invested in 2000. Of the 2002 amount, $43.1 million was invested in underground construction, development and resource definition, while $18.3 million was invested in the mill and surface infrastructure.


OPERATING CASH FLOW
($ millions)
18
12
6
0
2000
2001
2002

Consolidated capital expenditures in 2002 were $64.8 million with the difference of $3.4 million representing capitalized interest and land acquisitions. Expenditures on the LaRonde expansion were approximately $16.6 million in excess of budget for 2002 due primarily to poor productivity in the development of the lower mining levels. The poor productivity was caused by a SAG mill failure in July delaying backfill placement and high underground temperatures resulting from record summer heat coupled with delays in ventilation installation at depth.

In 2002, the Company declared its 23rd consecutive annual dividend of $0.03 per share, an increase over $0.02 per share declared in each of 2001 and 2000. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing in 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares. At December 31, 2002, the Company had no net debt, that is, the $143.8 million principal amount outstanding on the convertible subordinated debentures due 2012 was more than offset by the Company's cash balances of $152.9 million. The Company expects however that interest expense on the convertible subordinated debentures will exceed interest income on cash balances over the next year.

2003 Outlook: Based on an average gold price assumption of $320 for 2003, the Company expects operating cash flow to increase driven by anticipated higher gold production. Capital expenditures of $39 million are planned for 2003 including $36 million at LaRonde and $3 million on other projects. The Company expects to fund these capital expenditures from operating cash flow and existing cash balances.

RISK PROFILE

Financial Risk

Agnico-Eagle's net income is most sensitive to metal prices and the US dollar/Canadian dollar exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2003 of a 10% change in metal prices and exchange rate from 2002 averages.



EPS SENSITIVITIES TO A 10% CHANGE IN:
0.06
0.04
0.02
0.00
Gold
US$/C$
Zinc
Copper
Silver

In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production; however, the Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In addition, the Company reviews various price protection strategies and has bought put options in the past to lock-in a minimum gold price for part of its production without limiting participation in gold price increases. The Company's metal price hedge position is summarized in note 9 to the consolidated financial statements. Agnico-Eagle's metals policy only allows hedging of specific risk exposures and prohibits speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. Agnico-Eagle has entered into currency hedging transactions under its Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of its exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. Agnico-Eagle's currency hedge position is summarized in note 9 to the consolidated financial statements. The currency policy only allows hedging of specific risk exposures and prohibits speculative trading.

Fluctuations in interest rates can also affect income and cash flows. However, Agnico-Eagle's convertible debentures are at a fixed rate and only its bank debt and cash balances are subject to variable rates. Therefore the impact of market rate changes on income and cash flows is minimal. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

The Company is subject to various risks that it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of its facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company also transfers some of its normal business risks through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs Agnico-Eagle's purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality.

Reclamation Risk

LaRonde's mining and processing operations are subject to environmental, reclamation and closure requirements. The Company monitors such requirements regularly and revises its cost estimates as needed to meet legal and regulatory requirements. Plans for ongoing operations, development and acquisitions are made with due consideration to environmental, reclamation and closure obligations. The Company reviews estimates at least annually and makes appropriate accruals.

OUTLOOK

The Company ended 2002 with record proven and probable gold reserves of 4.0 million ounces of gold. In 2002, the Company converted 1.0 million ounces of gold from resources to reserves at its LaRonde Mine. Including production replacement, LaRonde's gold reserves increased 23% from 3.3 million ounces to 4.0 million ounces. At current and expected mining rates, the LaRonde Mine, the Company's only producing property, has a mine life of approximately 17 years of production. The Company has calculated proven and probable reserves based on a gold price of $300 per ounce. If a gold price of $275 per ounce were assumed, LaRonde's mineral reserve position would decline by a maximum of eight percent.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition
The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Reclamation Costs
Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

In order to calculate the initial liability in 2002, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by the environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

The adoption of FAS 143 will negatively impact income in the first quarter of 2003 when the Company plans to record a charge of approximately $1.6 million, or $0.02 per share, representing the past cumulative effect of adopting this standard. In addition to this one-time charge, the accretion and depreciation associated with the new standard is expected to be $0.5 million in 2003. For 2003, the adoption of this standard will not be materially different from the current practice of accruing reclamation costs. On an ongoing basis, using current assumptions, reclamation expense determined in accordance with FAS 143 is expected to be $0.5 million yearly.

Future Tax Assets and Liabilities
The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Stock-Based Compensation
The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date. As a result, the Company is not required to recognize compensation expense for options granted under this plan. Instead, the Company discloses the pro forma impact of stock option grants on reported income as if it had accounted for grants at fair value. Fair value is determined using the Black-Scholes option valuation model. However, limitations with existing option valuation models create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

SUMMARIZED QUARTERLY DATA

(thousands of US$, except as noted)	Quarter ended **Mar. 31, 2002**	Mar. 31, 2001	**June 30, 2002**	June 30, 2001
CONSOLIDATED FINANCIAL DATA				
Income and cash flow				
LaRonde Division				
Revenues from mining operations	**25,547**	21,116	**30,616**	29,513
Mine operating costs	**17,603**	11,873	**19,613**	21,256
Mine operating profit	**7,944**	9,243	**11,003**	8,257
Net income (loss) for the period	**477**	498	**3,360**	480
Net income (loss) per share				
(basic and fully diluted)	**0.01**	0.01	**0.05**	0.01
Operating cash flow*	**4,972**	5,806	**7,633**	4,134
Operating cash flow per share	**0.07**	0.11	**0.11**	0.07
Weighted average number of common				
shares outstanding (in thousands)	**68,006**	55,270	**69,050**	56,360
Tons of ore milled	**477,333**	477,989	**491,083**	459,400
Head grades:				
Gold (ounces per ton)	**0.14**	0.13	**0.17**	0.16
Silver (ounces per ton)	**2.52**	2.10	**2.28**	2.53
Zinc (%)	**5.24**	5.22	**3.64**	5.32
Copper (%)	**0.22**	0.17	**0.30**	0.21
Recovery rates (%):				
Gold	**94.54**	93.20	**92.92**	93.83
Silver	**83.70**	82.70	**80.10**	80.70
Zinc	**84.90**	78.80	**81.40**	78.10
Copper	**60.30**	60.30	**74.40**	60.30
Payable production:				
Gold (ounces)	**60,259**	56,623	**74,617**	65,937
Silver (ounces in thousands)	**724**	634	**709**	723
Zinc (pounds in thousands)	**35,997**	33,262	**24,740**	32,600
Copper (pounds in thousands)	**1,131**	927	**2,084**	1,039
Realized prices (US$):				
Gold (per ounce)	**300**	269	**310**	267
Silver (per ounce)	**4.48**	4.48	**4.67**	4.59
Zinc (per pound)	**0.36**	0.46	**0.36**	0.42
Copper (per pound)	**0.72**	0.84	**0.78**	0.88
TOTAL PRODUCTION COSTS PER GOLD OUNCE PRODUCED (US$)				
Onsite operating costs				
(including reclamation provision)	**258**	288	**219**	237
Less: Non-cash reclamation provision	**(5)**	(5)	**(5)**	(5)
Net byproduct revenues	**(124)**	(156)	**(90)**	(121)
Cash operating costs	**129**	127	**124**	111
El Coco royalty	**32**	–	**40**	23
Total cash operating costs	**161**	127	**164**	134
Non-cash costs:				
Reclamation provision	**5**	5	**5**	5
Amortization	**54**	60	**49**	48
Total production costs	**220**	192	**218**	187
Onsite operating costs per				
ton milled (C$)	**52**	50	**52**	52

*Before non-cash working capital.

Quarter ended					
Sept. 30, 2002	Sept. 30, 2001	**Dec. 31, 2002**	Dec. 31, 2001	**Total 2002**	Total 2001
20,224	18,944	**31,640**	26,470	**108,027**	96,043
15,460	13,995	**23,293**	19,885	**75,969**	67,009
4,764	4,949	**8,347**	6,585	**32,058**	29,034
(630)	(5,631)	**816**	(1,065)	**4,023**	(5,718)
(0.01)	(0.08)	**0.01**	(0.02)	**0.06**	(0.09)
2,343	939	**5,416**	1,545	**20,364**	12,424
0.03	0.01	**0.07**	0.02	**0.28**	0.20
69,549	66,827	**76,676**	67,619	**70,821**	61,334
456,818	386,929	**537,895**	480,931	**1,963,129**	1,805,248
0.13	0.13	**0.14**	0.16	**0.14**	0.15
2.25	2.48	**2.32**	2.16	**2.35**	2.32
4.01	5.22	**3.74**	5.02	**4.14**	5.19
0.31	0.20	**0.50**	0.24	**0.34**	0.21
92.43	91.29	**92.97**	93.30	**93.14**	92.59
77.60	76.80	**80.60**	79.10	**80.60**	79.50
67.20	78.40	**78.00**	81.70	**78.40**	78.98
63.60	52.60	**80.30**	65.80	**71.40**	58.17
50,073	45,928	**75,235**	66,372	**260,183**	234,860
547	570	**1,104**	597	**3,084**	2,524
20,713	26,808	**26,610**	33,605	**108,060**	126,275
1,728	716	**3,984**	1,415	**8,927**	4,097
314	284	**318**	279	**312**	273
4.73	4.21	**4.51**	4.60	**4.61**	4.35
0.37	0.37	**0.34**	0.35	**0.34**	0.40
0.74	0.66	**0.71**	0.59	**0.70**	0.64
304	291	**244**	228	**253**	257
(5)	(5)	**(5)**	(5)	**(5)**	(5)
(102)	(121)	**(111)**	(90)	**(107)**	(120)
197	165	**128**	133	**141**	132
11	16	**70**	48	**41**	23
208	181	**198**	181	**182**	155
5	5	**5**	5	**5**	5
66	70	**37**	44	**50**	54
279	256	**240**	230	**237**	214
51	53	**53**	49	**52**	52

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

Year ended December 31, (thousands of US$, except as noted)	**2002**	2001	2000	1999	1998
FINANCIAL DATA					
Revenues from mining operations	**108,027**	96,043	63,676	23,392	43,201
Interest and sundry income	**1,943**	5,752	2,145	(5,519)	3,084
	109,970	101,795	65,821	17,873	46,285
Costs and expenses	**105,359**	104,651	76,595	49,958	61,544
Loss before income taxes	**4,611**	(2,856)	(10,774)	(32,085)	(15,259)
Income and mining taxes expense (recoveries)	**(588)**	2,862	(3,906)	(13,016)	(4,766)
Net (income) loss	**4,023**	(5,718)	(6,868)	(19,069)	(10,493)
Net (income) loss per share	**0.06**	(0.09)	(0.12)	(0.36)	(0.21)
Operating cash flow (before non-cash working capital)	**20,364**	12,424	6,530	(13,570)	1,261
Operating cash flow per share	**0.28**	0.20	0.12	(0.36)	0.03
Dividends declared per share	**0.03**	0.02	0.02	0.02	0.02
Capital expenditures	**64,836**	36,278	69,640	68,892	43,774
Average gold price per ounce realized	**312**	273	278	274	296
Average exchange rate (US$ per C$)	**0.6368**	0.6458	0.6723	0.6725	0.6751
Weighted average number of common shares outstanding (in thousands)	**70,821**	61,334	54,447	53,331	50,005
Working capital (including undrawn credit lines)	**310,142**	135,908	49,733	106,941	93,465
Total assets	**593,807**	393,464	364,333	297,015	275,675
Long-term debt	**143,750**	151,081	186,261	131,458	114,284
Shareholders' equity	**397,693**	198,426	118,585	118,658	128,621
OPERATING SUMMARY					
LaRonde Division					
Revenues from mining operations	**108,027**	96,043	63,676	21,561	43,201
Mine operating costs	**75,969**	67,009	49,997	28,447	34,535
Mine operating profit (loss)	**32,058**	29,034	13,679	(6,886)	8,666
Tons of ore milled	**1,963,129**	1,805,248	1,415,888	798,396	776,752
Gold (ounces per ton)	**0.14**	0.15	0.14	0.13	0.21
Gold production (ounces)	**260,183**	234,860	173,852	90,035	150,443
Silver production (ounces in thousands)	**3,084**	2,524	1,128	277	270
Zinc production (pounds in thousands)	**108,060**	126,275	50,681	9,778	1,231
Copper production (pounds in thousands)	**8,927**	4,097	4,943	3,282	6,151
TOTAL PRODUCTION COSTS PER GOLD OUNCE PRODUCED (US$)					
Onsite operating costs (including reclamation provision)	**253**	257	294	334	229
Less: Non-cash reclamation provision	**(5)**	(5)	(3)	(4)	(3)
Net byproduct revenues	**(107)**	(120)	(103)	(53)	(14)
Cash operating costs	**141**	132	188	277	212
El Coco royalty	**41**	23	–	–	–
Total cash operating costs	**182**	155	188	277	212
Non-cash costs: Reclamation provision	**5**	5	3	4	3
Amortization	**50**	54	53	61	42
Total production costs	**237**	214	244	342	257
Onsite operating costs per ton milled (C$)	**52**	52	54	56	66
GOLD RESERVES AND RESOURCES					
Total Proven and Probable Reserves & Indicated Resources (thousands, ounces of gold)	**5,135**	3,399	3,649	3,016	1,274
Total Inferred Resources (thousands, ounces of gold)	**5,160**	5,110	4,111	3,051	3,271

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles and considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.
President and Chief Executive Officer

David Garofalo, C.A.
Vice President, Finance and
Chief Financial Officer

Toronto, Canada
February 18, 2003

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AGNICO-EAGLE MINES LIMITED:

We have audited the consolidated balance sheets of Agnico-Eagle Mines Limited as at December 31, 2002 and 2001 and the consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with United States generally accepted accounting principles.

We also reported separately on February 18, 2003 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian and United States generally accepted auditing standards, where we expressed an opinion without reservation on December 31, 2002 and 2001 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 18, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited (note 2).

The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheets as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization, otherwise they are recorded within accumulated other comprehensive loss.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

INVENTORIES

Inventories consist of ore stockpiles, in-process concentrates and supplies.

Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the mining and milling costs associated with extracting and processing the ore.

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

DEFERRED FINANCING COSTS

Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the senior convertible debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

MINING PROPERTIES, PLANT AND EQUIPMENT AND DEFERRED EXPENDITURES

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

FINANCIAL INSTRUMENTS

Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

As a result of adopting United States Financial Accounting Standards Board ("FASB") Statements No. 133 ("FAS 133"), the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss depending on whether the derivative financial instrument qualifies for hedge accounting. Currently, only the Company's gold put option contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of other comprehensive loss. Changes in the fair value of all other derivative financial instruments are recognized in income.

REVENUE RECOGNITION

Effective 2000, the Company changed its accounting policy with respect to revenue recognition. As a result of the change, revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenues from mining operations. Prior to this change, Agnico-Eagle recognized revenue on a production basis. Under this basis of accounting, revenue was recognized once the ore was extracted and processed at the onsite mill facilities. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.03 per share in 2000.

Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and other marketing charges.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

RECLAMATION COSTS

Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable ore reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. The new standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2002 and current throughput of 7,000 tons per day. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions – such as life-of-mine.

The initial adoption of FAS 143 will negatively impact income in the first quarter of 2003 as the Company records a charge representing the cumulative effect of adopting this standard. On an annual basis, the Company expects that the impact of adopting this standard will not be materially different from the current practice of accruing reclamation costs.

INCOME AND MINING TAXES

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

STOCK-BASED COMPENSATION

Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

The Company accounts for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 results in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

PENSION COSTS AND OBLIGATIONS AND POST-RETIREMENT BENEFITS

Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

The Company does not offer any post-retirement benefits to its employees.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB introduced FAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" nullifying Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan as was required under EITF No. 94-3. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and the Company does not anticipate any impact upon adoption except with respect to any exit or disposal activities initiated after that date.

COMPARATIVE FIGURES

Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(thousands of US$, US GAAP basis) As at December 31,	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ **152,934**	$ 21,180
Metals awaiting settlement note 1	**29,749**	20,080
Income taxes recoverable	**2,900**	628
Inventories:		
Ore stockpiles	**4,604**	4,567
In-process concentrates	**1,008**	1,287
Supplies	**5,008**	3,903
Prepaid expenses and other note 2(a)	**10,025**	3,822
Total current assets	**206,228**	55,467
Fair value of derivative financial instruments note 9	**1,835**	6,851
Other assets note 2(b)	**8,795**	6,035
Future income and mining tax assets note 8	**23,890**	23,890
Mining properties note 3	**353,059**	301,221
	$ **593,807**	$ 393,464
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities note 10	$ **15,246**	$ 9,423
Dividends payable	**3,013**	1,853
Income and mining taxes payable	**954**	1,231
Interest payable	**1,873**	2,052
Total current liabilities	**21,086**	14,559
Long-term debt note 4	**143,750**	151,081
Reclamation provision and other liabilities note 5	**5,043**	4,055
Fair value of derivative financial instruments note 9	**5,346**	7,026
Future income and mining tax liabilities note 8	**20,889**	18,317
Shareholders' Equity		
Common shares note 6(a)		
Authorized – unlimited		
Issued – 83,636,861 (2001 – 67,722,853)	**591,969**	407,347
Warrants note 6(c)	**15,732**	–
Contributed surplus	**7,181**	7,181
Deficit	**(196,023)**	(197,537)
Accumulated other comprehensive loss note 6(d)	**(21,166)**	(18,565)
Total shareholders' equity	**397,693**	198,426
	$ **593,807**	$ 393,464

See accompanying notes

On behalf of the Board:

Sean Boyd, C.A.
Director

Bernard Kraft, C.A.
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of US$, US GAAP basis) Years ended December 31,		2002		2001		2000
REVENUES						
Revenues from mining operations	$	**108,027**	$	96,043	$	63,676
Interest and sundry income		**1,943**		5,752		2,145
		109,970		101,795		65,821
COSTS AND EXPENSES						
Production note 3		**75,969**		67,009		49,997
Exploration and corporate development note 3		**3,766**		6,391		3,213
Amortization		**12,998**		12,658		9,220
General and administrative		**5,530**		4,461		4,223
Provincial capital tax		**829**		1,551		1,301
Interest note 4		**7,341**		12,917		5,920
Foreign currency (gain) loss		**(1,074)**		(336)		890
Income (loss) before income, mining and federal capital taxes		**4,611**		(2,856)		(8,943)
Federal capital tax		**949**		723		705
Income and mining taxes expense (recovery) note 8		**(361)**		2,139		(4,611)
Net income (loss) before cumulative catch-up adjustment		**4,023**		(5,718)		(5,037)
Cumulative catch-up adjustment relating to revenue recognition		**–**		–		(1,831)
Net income (loss) for the year	$	**4,023**	$	(5,718)	$	(6,868)
Net income (loss) before cumulative catch-up adjustment per share – basic and diluted note 6(e)	$	**0.06**	$	(0.09)	$	(0.09)
Cumulative catch-up adjustment per share – basic and diluted		**–**		–		(0.03)
Net income (loss) per share – basic and diluted note 6(e)	$	**0.06**	$	(0.09)	$	(0.12)
Comprehensive income (loss):						
Net income (loss) for the year	$	**4,023**	$	(5,718)	$	(6,868)
Other comprehensive loss:						
Unrealized loss on hedging activities		**(5,512)**		–		–
Unrealized gain on available-for-sale securities		**1,558**		–		–
Dilution gain on issuance of securities by subsidiary company		**1,610**		–		–
Minimum pension liability		**(980)**		–		–
Cumulative transitional adjustment upon the adoption of FAS 133 related to the accounting for derivative instruments and hedging activities		**–**		(2,810)		–
Adjustments for derivative instruments, maturing during the year, included in the cumulative adjustment at January 1, 2001		**723**		152		–
Other comprehensive loss for the year		**(2,601)**		(2,658)		–
Total comprehensive income (loss) for the year	$	**1,422**	$	(8,376)	$	(6,868)

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of US$, US GAAP basis) Years ended December 31, 2002, 2001 and 2000	Common Shares Shares	Common Shares Amount	Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss
Balance December 31, 1999	**55,391,451**	**$ 319,782**	**$ –**	**$ 7,181**	**$ (182,487)**	**$ (15,907)**
Shares issued under Employee Stock Option Plan note 7(a)	13,700	68	–	–	–	–
Shares issued under the Share Purchase Plan note 7(b)	248,769	1,490	–	–	–	–
Shares issued under flow-through share private placement note 6(b)	475,000	2,140	–	–	–	–
Shares issued under the Company's dividend reinvestment plan	10,560	72	–	–	–	–
Net loss	–	–	–	–	(6,868)	–
Dividends declared ($0.02 per share)	–	–	–	–	(1,110)	–
Balance December 31, 2000	**56,139,480**	**$ 323,552**	**$ –**	**$ 7,181**	**$ (190,465)**	**$ (15,907)**
Shares issued under Employee Stock Option Plan note 7(a)	426,100	2,100	–	–	–	–
Shares issued under the Share Purchase Plan note 7(b)	209,826	1,783	–	–	–	–
Shares issued under flow-through share private placement note 6(b)	200,000	2,513	–	–	–	–
Shares issued by public offering, net of share issue costs note 6(c)	10,350,000	75,450	–	–	–	–
Shares issued on the conversion of Company's senior convertible notes	6,691	113	–	–	–	–
Shares issued to acquire Mentor note 2	369,348	1,719	–	–	–	–
Shares issued under the Company's dividend reinvestment plan	21,408	117	–	–	–	–
Net loss for the year	–	–	–	–	(5,718)	–
Dividends declared ($0.02 per share)	–	–	–	–	(1,354)	–
Other comprehensive loss for the year	–	–	–	–	–	(2,658)
Balance December 31, 2001	**67,722,853**	**$ 407,347**	**$ –**	**$ 7,181**	**$ (197,537)**	**$ (18,565)**
Shares issued under Employee Stock Option Plan note 7(a)	1,927,500	14,580	–	–	–	–
Shares issued under the Share Purchase Plan note 7(b)	138,747	2,061	–	–	–	–
Shares issued under flow-through share private placement note 6(b)	40,161	617	–	–	–	–
Units issued by public offering, net of issue costs note 6(c)	13,800,000	167,246	15,732	–	–	–
Shares issued on the conversion of Company's senior convertible notes	4,460	80	–	–	–	–
Shares issued under the Company's dividend reinvestment plan	3,140	38	–	–	–	–
Net income for the year	–	–	–	–	4,023	–
Dividends declared ($0.03 per share)	–	–	–	–	(2,509)	–
Other comprehensive loss for the year	–	–	–	–	–	(2,601)
Balance December 31, 2002	**83,636,861**	**$ 591,969**	**$ 15,732**	**$ 7,181**	**$ (196,023)**	**$ (21,166)**

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of US$, US GAAP basis) Years ended December 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss) for the year	$ **4,023**	$ (5,718)	$ (6,868)
Add (deduct) items not affecting cash:			
Amortization	**12,998**	12,658	9,220
Future income and mining taxes	**1,183**	3,150	2,623
Unrealized gain on derivative contracts	**(1,680)**	(4,249)	(1,456)
Amortization of deferred costs and other	**3,840**	6,583	3,011
Cash flows from operations, before working capital changes	**20,364**	12,424	6,530
Changes in non-cash working capital balances			
Metals awaiting settlement	**(9,669)**	(8,140)	(10,105)
Income taxes recoverable	**(2,549)**	429	(387)
Inventories	**(863)**	(1,332)	(1,227)
Prepaid expenses and other	**(2,319)**	999	(964)
Accounts payable and accrued liabilities	**8,327**	(7,765)	7,790
Interest payable	**(179)**	(794)	950
Cash provided by (used in) operating activities	**13,112**	(4,179)	2,587
INVESTING ACTIVITIES			
Additions to mining properties	**(64,836)**	(36,278)	(69,640)
Additions to investments and other	**(1,773)**	(278)	(46)
Cash used in investing activities	**(66,609)**	(36,556)	(69,686)
FINANCING ACTIVITIES			
Dividends paid	**(1,344)**	(1,114)	(1,064)
Common shares issued	**193,784**	87,416	5,136
Warrants issued	**15,732**	–	–
Share and warrant issue costs	**(9,162)**	(5,209)	(88)
Proceeds from long-term debt note 4	**143,750**	–	–
Financing costs	**(5,266)**	–	–
Repayment of the Company's senior convertible debentures note 4	**(122,169)**	–	–
Bank debt	**(30,000)**	(37,500)	52,500
Resale of the Company's own shares by a subsidiary company and other	–	4,974	1,887
Cash provided by financing activities	**185,325**	48,567	58,371
Effect of exchange rate changes on cash and cash equivalents	**(74)**	(558)	46
Net increase (decrease) in cash and cash equivalents during the year	**131,754**	7,274	(8,682)
Cash and cash equivalents, beginning of year	**21,180**	13,906	22,588
Cash and cash equivalents, end of year	$ **152,934**	$ 21,180	$ 13,906

See note 4 and note 8 for supplemental cash flow information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$, unless otherwise indicated)

1. METALS AWAITING SETTLEMENT

		2002		2001
Precious metals	$	**2,856**	$	5,940
Concentrates awaiting settlement		**26,893**		14,140
	$	**29,749**	$	20,080

In 2002, precious metals (gold and silver) accounted for 87.7% (2001 – 79.8%; 2000 – 80.2%) of Agnico-Eagle's revenues from mining operations. Other byproduct revenues in 2002 consisted of 12.3% zinc (2001 – 20.2%; 2000 – 19.1%) and nil copper (2001 – nil; 2000 – 0.7%).

2. OTHER ASSETS

(a) Prepaid expenses and other

		2002		2001
Available-for-sale securities (at market value)	$	**3,886**	$	324
Prepaid expenses		**824**		–
Loans receivable		**465**		1,642
Federal and provincial sales taxes receivable		**3,716**		1,184
Other		**1,134**		672
	$	**10,025**	$	3,822

(b) Other assets

		2002		2001
Deferred financing costs, less accumulated amortization of $1,313 (2001 – $756)	$	**8,577**	$	5,546
Other		**218**		489
	$	**8,795**	$	6,035

Effective October 15, 2001, the Company acquired the remaining 50.5% of the Mentor common shares not already owned by it through a court approved plan of arrangement and continued its business as Agnico-Eagle Mines Limited. Under this plan of arrangement, the Company issued 369,348 of its common shares in exchange for 1,759,117 common shares of Mentor held by minority interest shareholders for net proceeds of $1.7 million. In conjunction with the arrangement, Mentor distributed its entire ownership of 4,441,148 common shares of Sudbury Contact Mines Limited ("Sudbury Contact"), a partially-owned subsidiary of Agnico-Eagle, to its shareholders as a return of capital. This acquisition has been accounted for by the purchase method and resulted in a decrease in minority interest of $1.7 million. The pro forma results for 2001 and 2000, after giving effect to the acquisition assuming that the transaction occurred on January 1, 2000, would not materially differ from the actual results of the Company for the years ended December 31, 2001 and 2000.

3. MINING PROPERTIES

	2002						2001					
		Cost		**Accumulated Amortization**		**Net Book Value**		Cost		Accumulated Amortization		Net Book Value
Mining properties	$	**45,734**	$	**8,335**	$	**37,399**	$	45,156	$	6,595	$	38,561
Plant and equipment		**244,659**		**63,348**		**181,311**		201,798		57,229		144,569
Deferred expenditures		**161,167**		**26,818**		**134,349**		139,770		21,679		118,091
	$	**451,560**	$	**98,501**	$	**353,059**	$	386,724	$	85,503	$	301,221

Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2002, the Company made NPI royalty payments of $12.0 million (2001 – $5.4 million; 2000 – nil).

4. LONG-TERM DEBT

	2002	2001
Convertible subordinated debentures due February 15, 2012 note 4(a)	$ **143,750**	$ –
Senior convertible notes due January 27, 2004 note 4(a)	–	121,081
Revolving credit facility note 4(b)	–	30,000
	$ **143,750**	$ 151,081

(a) Convertible subordinated debentures

On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate principal amount of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totaled $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradable common shares.

On February 15, 2002, the entire amount of the Company's senior convertible notes due January 27, 2004 was called for redemption.

(b) Revolving credit facility

The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available when the LaRonde Mine expansion to 7,000 tons of ore per day is completed. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility.

For the year ended December 31, 2002, interest expense was $7.3 million (2001 – $12.9 million; 2000 – $5.9 million) of which cash payments were $24.4 million (2001 – $10.4 million; 2000 – $4.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2002, cash interest on the Facility of $2.3 million (2001 – nil; 2000 – $5.2 million) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2002 was 7.6% (2001 – 6.1%; 2000 – 7.6%).

5. RECLAMATION PROVISION AND OTHER LIABILITIES

Reclamation provision and other liabilities consist of the following:

		2002		2001
Reclamation and closure costs note 5(a)	$	**2,066**	$	2,126
Pension benefits note 5(b)		**2,977**		1,929
	$	**5,043**	$	4,055

(a) Reclamation and closure costs

Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated current reclamation costs for the LaRonde Mine are approximately $13.8 million. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

Effective January 1, 2003, the Company adopted the provisions of FAS 143 related to asset retirement obligations. The initial adoption of FAS 143 will negatively impact income in the first quarter of 2003 as the Company records a $1.6 million charge representing the cumulative effect of adopting this standard.

(b) Pension benefits

Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31, 1999 and projected to December 31, 2002. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2002 and is projected to December 31, 2002. The components of Agnico-Eagle's defined benefit expense are as follows:

		2002		2001		2000
Service cost – benefits earned during the year	$	**210**	$	194	$	221
Interest cost on projected benefit obligation		**348**		312		330
Return on plan assets		**(125)**		(162)		(216)
Amortization of net transition asset, past service liability and net experience gains		**(138)**		52		54
Net pension plan expense	$	**295**	$	396	$	389

Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2002 was $1.1 million (2001 – $0.8 million; 2000 – $0.7 million).

Assets of the defined benefit plan are comprised of pooled Canadian and US equity funds and pooled bond funds. The funded status of the defined benefit employees' pension plan ("Employees") and the executives' retirement plan ("Executives") for 2002 and 2001 are as follows:

	2002		2001	
	Employees	Executives	Employees	Executives
RECONCILIATION OF THE MARKET VALUE OF PLAN ASSETS				
Fair value of plan assets, beginning of year	$ 1,704	$ 176	$ 2,702	$ 148
Agnico-Eagle's contribution	–	44	–	75
Actual return on plan assets	(31)	–	68	–
Benefit payments	(111)	(22)	(177)	(37)
Transfer to defined contribution plan	–	–	(755)	–
Effect of exchange rate changes	14	2	(134)	(10)
Fair value of plan assets, end of year	$ 1,576	$ 200	$ 1,704	$ 176
RECONCILIATION OF PROJECTED PENSION BENEFIT OBLIGATION				
Benefit obligation, beginning of year	$ 1,439	$ 3,241	$ 1,571	$ 3,201
Service costs	–	210	–	194
Interest costs	95	253	100	212
Actuarial losses (gains)	34	377	36	(135)
Benefit payments	(111)	(22)	(177)	(37)
Effect of exchange rate changes	11	22	(91)	(194)
Benefit obligation, end of year	$ 1,468	$ 4,081	$ 1,439	$ 3,241
Excess (deficiency) of plan assets over benefit obligation	$ 108	$ (3,881)	$ 265	$ (3,065)
Comprised of:				
Unamortized transition asset (liability)	$ 823	$ (1,568)	$ 953	$ (1,742)
Unamortized net experience gain (loss)	(324)	(242)	(134)	131
Accrued liabilities	(391)	(2,071)	(554)	(1,454)
	$ 108	$ (3,881)	$ 265	$ (3,065)
Discount rate (i)	6.50%	6.50%	6.75%	6.75%
Rate of return	7.50%	n.a.	7.50%	n.a.
Rate of salary increase	n.a.	3.0%	n.a.	3.0%
Estimated average remaining service life for the Employees plan (in years)	8.0	9.0 (ii)	8.0	10.6 (ii)

Notes:
(i) Discount rates used for the Executives plan are after-tax rates.
(ii) Estimated average remaining service life for the Executives plan was developed for individual senior officers.

6. SHAREHOLDERS' EQUITY

(a) Common shares

The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

In 2002 the Company declared dividends on its common shares of $0.03 per share (2001 – $0.02 per share; 2000 – $0.02 per share). Under the terms of the Company's revolving credit facility, the Company's dividend payments were restricted to an aggregate of $3 million per year. Subsequent to December 31, 2002, the Company negotiated changes to the original terms resulting in an increase to the dividend restriction amount to $16 million per year.

(b) Flow-through share private placements

In 2002, Agnico-Eagle issued 40,161 (2001 – 200,000; 2000 – 475,000) common shares under a flow-through share private placement for proceeds of $0.6 million (2001 – $2.5 million; 2000 – $2.1) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 exploration activities. In 2002, the Company renounced to its investors C$1.0 million (2001 – C$4.0 million; 2000 – C$5.5 million) of such expenses for income tax purposes.

(c) Public offering

In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). $167.2 million of the net proceeds was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

In 2001, Agnico-Eagle issued 10,350,000 common shares at $7.90 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.6 million (no related income tax effect).

(d) Accumulated other comprehensive loss

The opening balance in accumulated other comprehensive loss in 2000 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior period's consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2002, 2001 and 2000.

Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 137 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts as cash flow hedges and as such, unrealized gains and losses ($5.5 million loss in 2002) on these contracts are recorded in accumulated other comprehensive loss.

(e) Net income (loss) per share

The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2002	2001	2000
Weighted average number of common shares outstanding – basic	**70,821,081**	61,333,630	54,446,693
Add: Dilutive impact of employee stock options	**810,182**	–	–
Weighted average number of common shares outstanding – diluted	**71,631,263**	61,333,630	54,446,693

In 2001 and 2000, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, both the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income (loss) per share.

7. STOCK-BASED COMPENSATION

(a) Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

Of the 1,358,500 options granted under the ESOP in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the options granted in 2002, 1,303,500 vest immediately and are exercisable on the date of grant. The additional 55,000 options are exercisable on each anniversary of the grant with 40,000 exercisable in 2003 and 15,000 in 2004. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2002		2001		2000	
	Options	**Weighted average exercise price**	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	**3,660,200**	**C$12.04**	3,895,050	C$11.73	2,790,750	C$12.28
Granted	**1,358,500**	**17.07**	191,250	9.49	1,122,000	10.33
Exercised	**(1,927,500)**	**11.82**	(426,100)	8.31	(13,700)	7.29
Cancelled	**(30,850)**	**12.06**	–	–	(4,000)	17.75
Outstanding, end of year	**3,060,350**	**C$14.47**	3,660,200	C$12.04	3,895,050	C$11.73
Options exercisable at end of year	**2,682,500**		3,049,300		2,902,050	

The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$ 6.55 – C$ 9.30	357,750	6.1 years	C$ 8.01	258,700	C$ 8.01
C$10.20 – C$15.75	882,550	6.9 years	C$10.54	658,750	C$10.59
C$15.93 – C$18.75	1,559,050	3.0 years	C$16.80	1,559,050	C$16.80
C$21.72 – C$25.60	261,000	4.2 years	C$22.64	206,000	C$22.86
C$ 6.55 – C$24.87	3,060,350	4.6 years	C$14.47	2,682,500	C$14.94

The Company has reserved for issuance 3,060,350 common shares in the event that these options are exercised.

The number of un-optioned shares available for granting of options as at December 31, 2002, 2001 and 2000 was 789,910, 2,117,560, and 308,810, respectively.

The Company accounts for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 results in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share as if the Company had applied the fair value recognition provisions of FAS 123 to account for its stock option grants.

		2002		2001		2000
Net income (loss) for the year, as reported	$	**4,023**	$	(5,718)	$	(6,868)
Deduct: Total stock-based employee compensation determined under fair value based method for all awards		**(2,621)**		(624)		(2,323)
Pro forma net income (loss)	$	**1,402**	$	(6,342)	$	(9,191)
Net income (loss) per share:						
Basic and diluted, as reported	$	**0.06**	$	(0.09)	$	(0.12)
Basic and diluted, pro-forma	$	**0.02**	$	(0.10)	$	(0.17)

Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2002	2001	2000
Risk free interest rate	**2.6%**	5.5%	6.5%
Expected life of options (in years)	**2.1**	7.5	8.5
Expected volatility of Agnico-Eagle's share price	**36.9%**	46.2%	46.3%
Expected dividend yield	**0.19%**	0.46%	0.46%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(b) Incentive Share Purchase Plan

On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute a maximum of C$7,500. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

In 2002, 138,747 common shares were issued under the Purchase Plan (2001 – 209,826; 2000 – 248,769) for proceeds of $2.1 million (2001 – $1.8 million; 2000 – $1.5 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,567,514 common shares (2001 – 206,261; 2000 – 413,087) under the Purchase Plan.

8. FUTURE INCOME AND MINING TAXES

Income and mining taxes expense (recovery) is made up of the following components:

		2002		2001		2000
Current provision						
Provincial mining duties	$	**(2,779)**	$	(2,201)	$	(1,988)
Future provision						
Federal income taxes		**–**		1,405		(1,640)
Provincial income taxes		**–**		332		(983)
Provincial mining duties		**2,418**		2,603		–
		2,418		4,340		(2,623)
	$	**(361)**	$	2,139	$	(4,611)

Cash income and mining taxes recovered in 2002 was $0.8 million (2001 – $0.6; 2000 – $1.8 million).

Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:

	2002	2001	2000
Amortization	$ (587)	$ (265)	$ (1,848)
Exploration and development	3,152	2,676	1,004
Other	(147)	1,929	(1,779)
	$ 2,418	$ 4,340	$ (2,623)

The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2002	2001	2000
Combined federal and composite provincial tax rates	39.9%	(41.3)%	(41.0)%
Increase (decrease) in taxes resulting from:			
Provincial mining duties	(7.8)	14.5	(18.1)
Resource allowances	(101.7)	(25.2)	(4.2)
Non-deductible expenses	6.5	24.6	4.1
Temporary differences for which no benefit was recognized	78.7	83.0	6.2
Unrecognized benefit of non-capital losses	(23.4)	19.3	1.4
Actual rate as a percentage of pre-tax loss	(7.8)%	74.9%	(51.6)%

Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$37 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$	5,171
2005		8,188
2006		17,487
2007		6,084
2008		46
	C$	36,976

Agnico-Eagle and its subsidiaries have approximately C$325 million of cumulative Canadian exploration and development expenses available indefinitely to reduce future years' taxable income.

As at December 31, 2002 and 2001, Agnico-Eagle's future tax assets and liabilities are as follows:

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Non-current:				
Income taxes:				
Plant and equipment	$ 8,563	$ –	$ 5,673	$ –
Deferred expenditures	14,200	–	13,854	–
Net operating and capital loss carry-forwards	11,126	–	26,897	–
Other	4,480	–	5,887	–
Valuation allowance	(14,479)	–	(28,421)	–
Total non-current	$ 23,890	$ –	$ 23,890	$ –
Mining duties:				
Plant and equipment	$ 360	$ 6,374	$ 428	$ 6,210
Deferred expenditures	3,869	14,897	6,961	12,642
Other	–	(382)	11	(535)
Valuation allowance	(4,229)	–	(7,400)	–
Total non-current	$ –	$ 20,889	$ –	$ 18,317
Non-current future income and mining tax assets and liabilities	$ 23,890	$ 20,889	$ 23,890	$ 18,317

At January 1, 2002, the valuation allowance, a reserve against future income and mining tax assets recorded in the accounts, was $35.8 million. In 2002, the valuation allowance decreased by $17.1 million primarily as a result of the utilization of certain future tax assets for which a reserve had been made.

9. FINANCIAL INSTRUMENTS

Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put option contracts

Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 137 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2002, changes in the fair value of these option contracts were recognized as part of accumulated other comprehensive loss.

Gains and losses on put option contracts are reclassified from accumulated other comprehensive loss into income in the same period the forecasted transaction affects income. The Company does not expect to reclassify any amounts into income from accumulated other comprehensive loss in 2003.

Silver and base metal option contracts

Agnico-Eagle's silver and base metal derivatives portfolio was entered into to establish price ranges for the Company's byproduct metals in order to eliminate the negative effects of price fluctuations. The contracts expire monthly based on planned production volumes. None of these instruments qualify for hedge accounting under FAS 133 and therefore changes in the fair value of the portfolio are recognized as part of net income (loss) in the line item in which the hedged item is recorded.

As at December 31, 2002, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity				
	2003	2004	2005	2006	2007
GOLD					
Put options purchased					
Amount hedged (ounces)	–	136,644	190,020	152,340	131,280
Average price ($/ounce)	–	$ 260	$ 260	$ 260	$ 260
SILVER					
Call options sold					
Amount hedged (ounces in 000s)	1,956	2,158	2,060	–	–
Average price ($/ounce)	$ 5.50	$ 5.50	$ 5.50	–	–
Call options purchased					
Amount hedged (ounces in 000s)	1,956	2,158	2,060	–	–
Average price ($/ounce)	$ 7.00	$ 7.00	$ 7.00	–	–
COPPER					
Call options sold					
Amount hedged (lbs. in 000s)	13,651	13,757	13,651	–	–
Average price ($/lb.)	$ 0.81	$ 0.81	$ 0.81	–	–
Call options purchased					
Amount hedged (lbs. in 000s)	13,651	13,757	13,651	–	–
Average price ($/lb.)	$ 1.00	$ 1.00	$ 1.00	–	–

Subsequent to year end, the entire silver and copper hedge positions were unwound at a net cost of nil.

Foreign currency hedging program

Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. None of these instruments qualify for hedge accounting under FAS 133 and therefore changes in the fair value of the portfolio are recognized as either part of net income (loss) in the line item in which the hedged item is recorded or as part of the capitalized cost of assets purchased.

At December 31, 2002, Agnico-Eagle's consolidated foreign-currency hedging program consisted of the following:

	Expected Maturity			
	2003	2004	2005	2006
US$ CALL OPTIONS SOLD				
Amount (thousands)	$ 54,000	$ 48,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	1.5995	1.5420	1.6050	1.6475
US$ PUT OPTIONS PURCHASED				
Amount (thousands)	$ 54,000	$ 48,000	$ 12,000	$ 12,000
US$/C$ weighted average exchange rate	1.5285	1.5025	1.5000	1.5600
US$ PUT OPTIONS SOLD				
Amount (thousands)	$ –	$ 12,000	$ 12,000	$ –
US$/C$ weighted average exchange rate	–	1.3500	1.3700	–

At December 31, 2002, the aggregate unrealized gain of the net market value of Agnico-Eagle's metals derivative position amounted to nil (2001 – $4.6 million). The Company's unrealized deficit on its foreign exchange hedge position at December 31, 2002 was $3.5 million (2001 – $4.3 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $144.7 million (2001 – $19.2 million). The Company's short-term investments have a fixed weighted average interest rate of 2.29% (2001 – 3.8%) for a period of 37 days (2001 – 28 days).

In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to Executives' Plan (2001 – C$8.0 million) for which fees vary up to 2.25% per annum.

The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2002. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2002 is $178.3 million (2001 – $113.7 million).

10. OTHER FINANCIAL INFORMATION

	2002	2001	2000
Wages payable	**$ 775**	$ 923	$ 720
Accrued liabilities	**$ 1,335**	$ 1,889	$ 2,281

NOTES ON MINERAL RESERVES AND RESOURCES

1. The Company's mineral reserves and resources on pages 14 and 15 are calculated as of December 31, 2002 in accordance with National Instrument 43-101, as required by Canadian securities authorities. An appropriate cut-off grade has been used based on long-term economic assumptions of: gold, $300/oz.; silver $5.00/oz.; zinc $0.50/lb.; and a US/Canadian dollar exchange rate of C$1.50. Some drilling information received subsequent to year end has been used in the estimate. The estimate incorporates current and/or expected mine plans, cost levels and metal recoveries. The qualified person responsible for the estimate is Marc H. Legault, P. Eng., Manager, Project Evaluations of Agnico-Eagle.

2. A mineral reserve is that part of a measured and indicated resource that has been demonstrated as economically mineable by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, economic extraction can be justified. A reserve includes mining dilution and allows for losses that may occur when the material is mined. Quantity, grade, densities, shape, and physical characteristics of a reserve are so well established that they can be estimated with confidence, or a level of confidence, sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.

3. A mineral resource is a concentration of mineralization in such quantity and grade that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured and indicated resource is that part of a mineral resource that can be estimated with confidence, or a level of confidence, sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a resource for which quantity and grade can be estimated and reasonably assumed on the basis of geological evidence. The inferred estimate is based on more limited information and sampling gathered through appropriate techniques. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4. The verification, quality assurance and quality control procedures and a discussion of the factors that may materially affect reserve and resource estimates may be found in the 2002 Ore Reserve Report on the Company website's SEDAR section at www.agnico-eagle.com.

DIRECTORS AND OFFICERS

DIRECTORS

James D. Nasso (1)
Chairman,
Agnico-Eagle
Mines Limited

Sean Boyd
President and
Chief Executive Officer,
Agnico-Eagle
Mines Limited

John T. Clement, Q.C.
Vice-President,
Agnico-Eagle
Mines Limited

Leanne M. Baker
Mining Industry Consultant

Douglas R. Beaumont (2) (3)
Professional Engineer

Dr. Alan Green (2) (3)
Dentist

Bernard Kraft (1) (3)
Chartered Accountant

Mel Leiderman (1)
Chartered Accountant

Ernest Sheriff (2)
Prospector

OFFICERS

Sean Boyd
President and
Chief Executive Officer

Ebe Scherkus
Executive Vice-President and
Chief Operating Officer

David Garofalo
Vice-President, Finance and
Chief Financial Officer

Anton Adamcik
Vice-President,
Environment

Don Allan
Vice-President,
Corporate Development

Alain Blackburn
Vice-President,
Exploration

John T. Clement, Q.C.
Vice-President

Barry Landen
Vice-President,
Corporate Affairs

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee
(3) Member of Compensation Committee

KEY PERSONNEL

HEAD OFFICE

Ben Au
Director,
Internal Audit and
Administration

Marc Legault
Manager,
Project Evaluation

Claudio Mancuso
Manager,
Financial Reporting

LARONDE

Paul Henri Girard
Mine Manager

Daniel Racine
Assistant Mine Manager

Jean Robitaille
Manager of Metallurgy
and Concentrate Marketing

Michel Leclerc
Mine Superintendent

Marcel Bordeleau
Chief Accountant

Claude Leveillée
Human Resources

Jean Bastien
Chief Engineer

Louise Grondin
Environmental
Superintendent

Guy Gosselin
Chief Geologist

Denis Couture
Mill Superintendent

Philippe Authier
Mechanical Superintendent

Richard Grenier
Chief Electrician

CANADIAN EXPLORATION

Graham Long
Manager

U.S. EXPLORATION

Mark Abrams
Manager

CORPORATE INFORMATION

EXECUTIVE AND REGISTERED OFFICE
145 King Street East
Suite 500
Toronto, ON M5C 2Y7
Tel: 416 947 1212
Fax: 416 367 4681

MINE OFFICE - LARONDE DIVISION
20 Rue 395
Cadillac, QC J0Y 1C0
Tel: 819 759 3644
Fax: 819 759 3641

EXPLORATION DIVISIONS CANADA
765 Chemin de la Mine Goldex
C.P. 87
Val d'Or, QC J9P 4N9
Tel: 819 874 5980
Fax: 819 874 3318

UNITED STATES
4757 Caughlin Parkway
Reno, Nevada 89509 USA
Tel: 775 828 6070
Fax: 775 828 6089

AUDITORS
Ernst & Young LLP
222 Bay Street
Toronto, ON M5K 1J7

FORM 20-F
A copy of the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission is available from the Company. Alternatively, please download it from our website www.agnico-eagle.com.

REGISTRAR AND STOCK TRANSFER AGENT
Questions on stock transfer, change of address, lost certificates and dividends should be sent to:

Computershare Investor Services
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Tel: 1 800 564 6253
E-mail:
caregistryinfo@computershare.com

INVESTOR CONTACT
Barry Landen
Vice-President,
Corporate Affairs
Tel: 416 947 1212
Fax: 416 367 4681
E-mail:
blanden@agnico-eagle.com

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Trading symbol: AEM

The Toronto Stock Exchange
Trading symbol: AGE
Convertible Notes
due 2012 AGE.db.u
Agnico-Eagle Warrants
AGE.WT.U
expire November 2007

NASDAQ
Agnico-Eagle Warrants
AEMLW
expire November 2007

ANNUAL MEETING OF SHAREHOLDERS
June 19, 2003, 10:30 a.m.
Toronto Hilton
Toronto 1 Room
145 Richmond Street West
Toronto, Ontario, Canada

INFORMATION ON GOLD
For more information on gold you can visit the World Gold Council's website at www.gold.org

MINING GLOSSARY
For a glossary of mining terms and easy to understand explanations of mining operations and exploration please visit www.northernminer.com.

Pour obtenir un exemplaire de la version française de ce rapport, veuillez écrire au Chef des finances,
Mines Agnico-Eagle Limitée
Bureau 500
145 King Street East
Toronto (Ontario) M5C 2Y7

DIVIDEND REINVESTMENT PLAN (DRIP)
Agnico-Eagle welcomes you to participate in our Dividend Reinvestment Plan. Please visit us at **www.agnico-eagle.com** for further details.

Design: Ove Design & Communications Ltd. www.ovedesign.com Photography: Kelvin Kwong Printing: Quebecor World MIL



Strength in Gold

- Unhedged
- A track record of growth
- A large orebody to create future growth
- Discoveries on our regional land position
- Low-cost production
- Experienced people
- Quebec – a mining-friendly province
- A well-funded balance sheet

Agnico-Eagle Mines Limited
145 King Street East, Suite 500
Toronto, ON M5C 2Y7 Canada
Tel: 416 947 1212
Fax: 416 367 4681
Web: www.agnico-eagle.com

145 KING STREET EAST, SUITE 500
TORONTO, ONTARIO
CANADA M5C 2Y7

TELEPHONE (416) 947-1212
TOLL FREE 1-888-822-6714
FAX (416) 367-4681
WEBSITE www.agnico-eagle.com


AGNICO-EAGLE
MINES LIMITED
03 JUN 24 AM 7:21


SEC MAIL PROCESSING
RECEIVED
JUN 06 2003
WASH. D.C. 187 SECTION

May 5, 2003

Dear Fellow Shareholders:

First Quarter 2003

I enclose the first quarter report for 2003, which I am mailing along with this letter to all our shareholders. There are several reasons to personally write to you this quarter. You will have seen the recent drop in our share price and some will not be aware of the cause. I want to give you, Agnico's long-term supporters, my views on what has happened and what I believe the future holds. It's the old "good news, bad news" story. Let me start with the bad.

An Unpredictable Series of Events

In the quarter, we had a rock fall in a high-grade ore block in the lower levels of our LaRonde mine in Quebec. Nothing has been lost, except while we are clearing this area, higher-grade ore production will be limited. This is frustrating – and humbling – because the infrastructure relating to the mine's 40% expansion was nearly finished and we were on the cusp of an excellent year.

The last nine months completing the expansion threw us its challenges. We are good and experienced miners – 15 years at LaRonde proves that – but we did not build enough contingency into the second half of last year's schedule. A series of events occurred, none catastrophic but cumulatively they caused delays and ate up our contingency. If you were able to read last year's quarterly reports you will remember that:

- In June, a grinding-mill failure stopped backfill operations and backfill is needed to stabilize both mining and development areas. This slowed down development on the new deep levels of the mine, which were to supply high-grade ore in 2003. (Mine development comprises gaining access to the orebody and preparing the infrastructure to extract the ore. It is a lengthy process and normally occurs well ahead of mining.)

- We had an exceptionally hot summer for northwestern Quebec last year, with temperatures regularly in the 85-95^0 F range, substantially above normal. Our air-cooling system, which was not yet at full capacity could not cope in ventilating the development areas on the lower levels, which then became unworkably hot for several periods. (If it's too hot, you get tired, if you get tired, you have accidents – and we don't tolerate that.) Again, this caused delays.

- One part of the expansion we did not plan well was the logistics at the bottom of the new 7,400-foot Penna Shaft. During the fourth quarter, we had construction crews finishing the crushing and conveying infrastructure, underground exploration crews drilling below the present orebody, we were mining and hoisting 40% more tons from the orebody as a whole, and development crews were working overtime to catch up. Effectively, we had a traffic jam at 7,000 feet below surface, which we had not adequately planned for.

For these reasons, we missed our 2002 production and development targets. The lack of development meant that at year end we had only a few high-grade ore blocks ready for mining rather than several, and the consequence spilled over into 2003.

During routine mining operations in the first quarter, a rock fall slowly began in a production stope being mined from Level 215, 7,050 feet below surface. Minor rock falls occur on a regular basis. We could not assess the impact of this one until later in March when we could see into the stope after the fallen rock was removed.

Twice before in LaRonde's 15-year life we had similar sized falls. Then, we had several other areas of the mine fully developed and ready for immediate production. This time there were no other developed high-grade areas – our contingency had run out. We reverted to mining the developed parts of the low-grade reserves. As a result, we will come very close to making planned tonnage throughput in 2003 but not our original gold production target.

Thankfully there were no injuries and no damage to equipment or underground infrastructure due to the rock fall. None of the gold reserves have been compromised, it is all mineable. But it will take time to reestablish the mining sequence to prevent a recurrence of the fall. Based on our revised mining plan, we will be back at full production rates from the higher grade areas by the second half of the year. In this case, we expect to produce 300,000 ounces of gold in 2003, a 15% increase over 2002, and be on track for close to 400,000 ounces in 2004, resulting from a full 12 months of higher-grade ore.

The Good News

1. The expansion is working well.

   The first good news is we have proven we can mine, hoist and mill at the expanded 7,000 tons a day production rate.

2. Our regional focus.

   When you receive the 2002 annual report you will understand our excitement about the regional exploration and development program. Our approach is to utilize LaRonde as a regional hub, using its expanded infrastructure and surplus processing capacity. Most of all, we are going to benefit from the experience of the people at our mine.

3. The Goldex project

   As one of the first steps in the regional program, we have taken another look at our Goldex property, mothballed in 1996. It's 35 miles east of LaRonde. Now that we have experience mining high volumes of ore from underground at LaRonde and the surplus capacity in its mill, Goldex looks to be a worthwhile investment if we double its throughput and ship a concentrate to LaRonde. A feasibility study is underway.

4. Excitement at Lapa

The new excitement though is at Lapa, only seven miles east of LaRonde. We optioned the property in early 2002 and have recently agreed to purchase 100%. Our exploration work led to the discovery of a new, high-grade gold zone. To date, the average width of mineralization is about 15 feet, grading around 0.25 ounces of gold per ton. This is exciting in itself, nevertheless our enthusiasm has been boosted by a recent hole that hit a 99-foot width of mineralization grading 0.26 ounces a ton – a spectacular intersection. Whether that's an isolated hole or the indication of a mineralized pod, it is too early to tell. Rest assured, we are drilling as fast as we can to find the answer to that and to define the limits of the deposit. So far, Lapa is open along its strike to the east, and at depth.

Because our stock price has been depressed by the recent rock-fall news, I wanted to give you a personal update to let you know we are recovering from that happenstance, and to reinforce the good news at Lapa.

Although we are experienced people, mining and exploration carry risks as we have just been reminded. While I have confidence in what I have said to you, I cannot assure the actual outcome. However, my belief is you need to know my views to make a better-informed assessment of your investment in Agnico-Eagle.

We have a great company, a long-life gold mine at LaRonde, an expansion that will increase gold production into the 400,000-ounce range, excitement at Lapa and great people to make it all happen.

I appreciate your patience and support.

Yours sincerely,

Sean Boyd

Sean Boyd

President and CEO

An in-depth description of the rock fall, the mining method and our recovery plan is part of the recorded first quarter webcast of April 24, and this includes related graphics. Please visit www.agnico-eagle.com.



145 KING STREET EAST, SUITE 500
TORONTO, ONTARIO
CANADA M5C 2Y7

TELEPHONE (416) 947-1212
TOLL FREE 1-888-822-6714
FAX (416) 367-4681
WEBSITE www.agnico-eagle.com

FIRST QUARTER REPORT 2003

Agnico-Eagle Mines Limited reported a net loss of $6.2 million, or $0.07 per share in the first quarter of 2003 compared to net income of $0.5 million, or $0.01 per share last year. Included in the first quarter 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations.

First Quarter Results Negatively Impacted by Rock Fall

Gold production in the first quarter was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. Cash operating costs increased from $129 per ounce to $169 per ounce due to lower gold and byproduct zinc production and a stronger Canadian dollar, only partly offset by higher silver and copper production. Total cash operating costs, including the El Coco royalty, increased to $243 per ounce from $161 per ounce.

The main reason for the production shortfall was a previously reported fall of ground at the Company's LaRonde gold mine in Quebec. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

The key facts behind this incident are as follows:

- The fall of an estimated 30,000 tons of rock, which occurred over a period of approximately two weeks, was due to an accumulation of localized stresses. It was not a rock burst and was not caused by depth or the mining method used at LaRonde. As this was only the fifth mining block extracted from the lower level mining horizon, there was an accumulation of localized stresses along both the eastern and western limits of the mined out area. The fall was triggered by a production blast immediately below the caved area. The area stabilized on its own allowing for the removal of the blasted ore and material that caved.
- There were no injuries and no damage to equipment or underground infrastructure. Mining, development and processing operations continued and LaRonde's large gold reserve and resource base is unaffected.
- The impact on production could not be assessed until the end of March when the fallen rock was removed, the draw point brow exposed, the caved area surveyed, the cause determined, recovery plan and new mining sequence devised. LaRonde previously experienced similar events at Shaft #1 closer to surface, that had no impact on production.

More...

- Remedial work, which included filling the original 100 foot high mining block from Level 212, has been completed. The remaining caved area above Level 212 will be filled from Level 209 by the end of May.
- Other remedial work includes accelerating the pyramidal mining sequence in the second quarter, by reducing the width of four mining blocks to 40 feet from 50 feet. The smaller mining blocks will permit faster ore extraction and minimize dilution. This will result in reduced tonnage from the gold/copper area of the mine during the second quarter, with normal underground mining operations expected to resume during the third and fourth quarter.

Impact on 2003 Gold Production and Total Cash Operating Costs

As previously disclosed, the Company expects its 2003 gold production to be approximately 300,000 ounces, or 20% lower than the previous target of 375,000. This revision is a timing issue as opposed to a loss of gold production. As a precaution, the Company decided to delay the extraction of 10 mining blocks in the lower part of the mine into 2004. This higher grade gold tonnage will be replaced with already developed zinc/silver ore in the upper part of the mine. As a result of this gold production shortfall, a stronger than anticipated Canadian dollar and lower than expected silver prices, total cash operating costs to produce an ounce of gold in 2003 are projected to be $180 per ounce, including an estimated El Coco royalty of $21 per ounce, or 44% higher than the Company's previous target of $125 per ounce.

A summary of the impact on the metal production and cash operating cost estimates, together with the material assumptions used in the Company's estimates, follows:

	Revised Estimate	*Prior Estimate*
Ore processed (000's tons)	2,700	2,800
Gold grade (oz./t)	0.12	0.14
Payable metal production:		
Gold (ozs.)	300,000	375,000
Silver (000's ozs.)	4,000	3,800
Zinc (000's lbs.)	94,000	84,000
Copper (000's lbs.)	26,000	31,000
Total cash operating costs ($/oz.)	180	125
Assumptions:		
Gold ($/oz.)	320	310
Silver ($/oz.)	4.60	5.00
Zinc ($/lb.)	0.36	0.36
Copper ($/lb.)	0.75	0.75
US$/C$ exchange rate	1.47	1.53

More…

The estimated sensitivity of LaRonde's 2003 total cash operating costs to a 10% change in metal prices and exchange rates follows:

Variable	*Impact on total cash operating costs ($/oz.)*
US$/C$	23
Silver	6
Copper	6
Zinc	5
Gold	2

LaRonde Operating Performance Improving

Despite the difficulties stemming from the rock fall in the quarter, the Company continued to optimize the LaRonde operation. Three key performance indicators continued to improve including:

- Development performance on the lower level which was above plan in the quarter.
- Ore tonnage mined from the lower levels represents 42% of the mill feed currently mined despite the rock fall and the lack of an ore handling facility and crushing plant, which is under construction.
- Average daily mill throughput increased to 6,696 tons in the first quarter, with March averaging 6,903 tons per day. In April, the mine and mill to date have averaged 7,978 tons per day after being idle for the first four days of the month for scheduled preventative maintenance. Mill recoveries have remained on target.

Productivity is expected to steadily improve on the lower levels as the impact of the improved development performance continues to provide more mining blocks. Also impacting future productivity will be the availability of the second underground crusher in May.

LaRonde Continues Aggressive Drilling Program

Nine drill rigs were in operation during the quarter, completing nearly 55,000 feet of diamond drilling on the following target areas:

- Definition drilling on Zone 20 North between Levels 170 to 206
- Testing Zone 7 between Levels 170 to 215.
- Production delineation drilling on Zone 20 North between Level 137 and 209.
- Definition drilling on Zone 20 North below Level 215.
- Exploration drilling on Zone 20 North at depth.

Increased access from lower level haulage drifts and production draw points permitted more emphasis to be placed on **Zone 7** which had previously not been definition drilled. Definition and delineation drilling started on Zone 7 from Levels 170, 206 and 215. The results, which are summarized below, were better than expected and have not yet been incorporated in the revised 2003 production target:

More…

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.0 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3194-68	9.2	511.8	523.0	0.24	0.60	0.24	1.95
3206-17	9.2	547.6	557.4	0.34	1.12	0.35	2.32
3206-19	9.8	508.2	518.7	0.29	0.78	0.56	1.50
3206-20	9.2	583.3	594.5	0.17	1.00	0.27	3.57
3206-24	9.2	710.6	721.4	0.15	0.79	0.62	2.39
3215-31	9.2	493.4	502.6	0.52	1.45	0.66	2.40
3215-48	9.2	525.3	535.1	0.16	0.29	0.11	0.39
3215-49	9.2	493.4	502.9	0.34	0.55	0.25	2.02
3215-52	9.2	540.3	549.5	0.26	0.85	0.41	0.68

Deep drilling tested Zone 20 North below the bottom of the Penna Shaft with the objective of acquiring sufficient drill hole density to continue the conversion of resource to reserve. As previously reported, the program was successful in converting 1.0 million ounces of gold into reserves in 2002. Additional drilling not previously reported follows:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-34A	72.2	2,054.1	2,175.8	0.12	0.89	0.71	0.04
3215-38Au	33.8	1467.8	1,511.8	0.15	0.74	0.60	0.09
3215-38Zn	23.0	1,511.8	1,541.3	0.06	0.90	0.14	5.46
3215-43	32.8	1,806.4	1,847.7	0.16	0.52	0.72	0.10
3215-50	45.9	1827.4	1,895.3	0.11	0.38	0.39	0.02
3215-58	29.5	1317.6	1,352.7	0.19	1.55	0.65	0.13
including	16.4	1326.4	1347.8	0.25	1.88	0.70	0.07

The deep drilling program has entered a new phase with increased access provided from the Level 215 exploration drift. This program will provide additional information required in the Deep LaRonde Study. To date, 767 feet of development has been completed to the west.

Regional Growth Studies Progressing on Lapa, Goldex and Deep LaRonde

Subsequent to the end of the first quarter, Agnico-Eagle achieved a number of significant positive developments with regard to its regional growth strategy:

- Increase in the Company's ownership in the Lapa property to 100% by acquiring Breakwater Resources Ltd.'s interest.
- Expansion of the Lapa deposit with five drills currently testing the Contact Zone.
- Acquisition of additional properties along the Cadillac-Larder Lake Break.

More...

High-Grade Gold Ounces Acquired and Discovered Economically

Agnico-Eagle has agreed to acquire, subject to the completion of a definitive legal agreement, Breakwater's joint venture interest in the Lapa high-grade gold discovery, located seven miles east of the LaRonde Mine in northwestern Québec. Under the terms of the arrangement, Agnico-Eagle will increase its ownership interest to 100% for consideration of $8.925 million and net smelter royalties ranging from 0.5% to 1.0%. An additional $1 million will be payable to Breakwater if Lapa's published inferred mineral resource reaches 2 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2 million will be creditable against future net smelter royalties.

In the course of earning an 80% interest in the property under an option agreement with Breakwater, Agnico-Eagle outlined a deposit on Lapa in late 2002 that is currently known to host an inferred mineral resource of 3.3 million tons grading 0.25 ounces per ton of gold, containing 816,000 ounces of gold (cut to 1.5 oz./t). Including acquisition costs and exploration spending conducted by Agnico-Eagle to date, the discovery costs to the Company of this deposit is approximately $11 per ounce of gold based on the current inferred mineral resource.

Accelerated Drilling Program on Lapa Expanding High-Grade Zone

Agnico-Eagle is conducting a $2.5 million exploration program on Lapa in 2003 with five drills in operation. Two drills are currently probing the eastern limit as well as at depth (drill holes 118-03-20 & 17A), a third on increasing the drill hole density within the known inferred mineral resource outline (drill hole 118-03-19), a fourth drill obtaining additional samples for metallurgical testing (drill hole TML-01) and the last exploring the deposit at depth (drill hole 118-03-16A).

Two additional results have been obtained since the last public update in February. They have been summarized below:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Uncut
118-03-16	12.1	4,186.0	4,203.4	0.39	0.52*
118-03-18B	9.2	2,046.9	2,061.3	0.20	0.20*

*preliminary results

The most interesting result was obtained in drill hole 118-03-16, targeted to test the downward eastern extension of drill hole 118-03-04A, which had previously intersected 0.21 ounces of gold over a true thickness of 99.1 feet (cut to 1.5 oz./t). The most recent result intersected the Contact Zone at a depth of 3,800 feet below surface, or 800 feet below and to the east of the deepest previous intersection. The overall mineralized envelope in this latest intersection was 75 feet.

As a result, the Contact Zone has been traced over a vertical distance of 2,800 feet and a horizontal distance of 1,600 feet. Currently drill hole 118-03-16A is in progress to test the area 200 feet above drill hole 118-03-16 between the two deepest intercepts returned to date. Further positive results in this area could have a significant impact on the overall resource estimate of the Contact Zone.

More…

Drill hole 118-03-18B was an infill drill hole drilled in the upper western sector of the deposit. The drill hole essentially confirmed previous drilling results.

Drill hole 118-03-17 (not disclosed above) was drilled at a depth of 3,300 feet below surface to test the eastern and depth extension of the Contact Zone. The drill hole was abandoned due to failure of the drill string. However, the drill hole did encounter erratic gold mineralization with values up to 0.25 ounces of gold per ton. The drill hole did not reach the target area prior to the drill string failure. A wedge cut is currently being drilled 100 feet above drill hole 118-03-17.

Initial metallurgical testing on small drill core samples has yielded favourable results. Test work on a larger sample to be extracted from the current drilling program is expected to be completed by the end of the third quarter. In addition, the Company expects to release an updated mineral resource calculation and further drilling results prior to its Annual General Meeting on June 19.

All Lapa drill core is BQ caliber and is logged at the LaRonde Mine by a senior project geologist for the Company's Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Québec, and Expert Laboratories Inc., Rouyn-Noranda, Québec.

Strategic Acquisitions of Property on Prolific Belt Continues

In the first quarter, the Company also acquired 100% of the Normand Lake and Chibex North Properties, all located on the same geological trend as Lapa. Chibex North is located immediately south of and adjacent to Lapa. Agnico-Eagle has also agreed to acquire Breakwater's 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to Chibex North. Agnico-Eagle now controls properties covering 12 miles on the geological contact that hosts the Lapa Contact Zone.

With these property acquisitions, Agnico-Eagle's land package in northwestern Québec has been expanded to 2,467 hectacres and is strategically located along two of the most prolific gold mining trends, the Cadillac-Larder Lake Break hosting most of the vein type deposits from Val d'Or, in Northwestern Québec to the Kirkland Lake District in Northeastern Ontario as well as the Cadillac-Bousquet Belt which hosts the LaRonde deposits. The Cadillac-Larder Lake Break is one of North America's most prolific gold mining trends.

At **Goldex**, a number of technical studies have been initiated including rock fragmentation and subsidence, hoisting, shaft design, equipment, ventilation, manpower, rock mechanics, mining methods and underground infrastructure, metallurgy and plant design, resource estimate and environmental impact. These will culminate in a feasibility study, the results of which the Company plans to release at its Annual General Meeting on June 19, 2003.

A rock mechanic study was also initiated on the **Deep LaRonde** project. A scoping study on this project is also expected in time for the Annual General meeting.

The longitudinal illustrations that detail the LaRonde and Lapa drill results presented in this report can be viewed and downloaded from the Company's website www.agnico-eagle.com *(Press Release) or:*

http://files.newswire.ca/3/Zone7.pdf
http://files.newswire.ca/3/0423Laronde20N.pdf
http://files.newswire.ca/3/geology.pdf
http://files.newswire.ca/3/longitudinal.pdf

Scientific and Technical Data

A qualified person, Marc. H. Legault, P.Eng., Agnico-Eagle's Manager, Project Evaluation, has verified the data disclosed in this report. The verification procedures, the quality assurance program, and quality control procedures may be found in the 2001 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated February 25, 2001, filed on SEDAR.

Forward Looking Statements

This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

April 24, 2002

Sean Boyd
President & Chief Executive Officer

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QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS - UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported a first quarter net loss of $6.2 million, or $0.07 cents per share, compared to net income of $0.5 million, or $0.01 cent per share, in the first quarter of 2002. Gold production in the first quarter of 2003 was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. The first quarter production shortfall is due to a previously reported rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

The first quarter of 2003 included a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies – Reclamation Costs."

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

(millions of dollars)	*First Quarter*
Increase in gold price	$3.0
Increase in copper production	2.0
Increase in silver production and price	1.6
Increase in operating costs	(4.0)
Increase in El Coco royalty	(2.2)
Cumulative effect of adopting FAS 143	(1.7)
Decrease in gold production	(1.7)
Increase in depreciation & amortization	(1.3)
Decrease in zinc production	(1.0)
Stronger Canadian dollar	(0.8)
Other	(0.6)
Net negative variance	$(6.7)

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in the first quarter of 2002. Operating at the expanded rate, the mill processed a record 602,633 tons of ore in the first quarter of 2003 leaving onsite operating costs per ton unchanged over the first quarter of 2002 at C$52 per ton.

In the first quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $169 per ounce from $129 per ounce in 2002. Total cash operating costs to produce an ounce of gold were $243 compared to $161 in the same quarter of 2002. Although onsite operating costs remained unchanged at $52 per ton, total cash operating costs increased over 2002 due to lower gold

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production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

(thousands of dollars, except where noted)	*Q1 2003*	*Q1 2002*
Cost of production per Consolidated Statements of Income (Loss)	$24,347	$17,603
Adjustments:		
Byproduct revenues	(11,379)	(7,535)
El-Coco royalty	(4,075)	(1,908)
Revenue recognition adjustment (i)	508	(57)
Non cash reclamation provision	(105)	(303)
Cash operating costs	$9,296	$7,800
Gold production (ounces)	55,005	60,529
Cash operating cost (per ounce)	$169	$129
El-Coco royalty (per ounce)	74	32
Total cash operating costs (per ounce) (ii)	$243	$161

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 39% to $4.5 million in the first quarter of 2003 from $3.2 million in the first quarter of 2002. The increase in amortization is attributable to the increased mill throughput of 26% and increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.6 million in the first quarter of 2003 from nil in the first quarter of 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At March 31 2003, Agnico-Eagle's consolidated cash and cash equivalents were $141 million while working capital was $174 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $241 million of available cash resources at March 31, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $(0.6) million in the first quarter of 2003 compared to $5.0 million in the first quarter of 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three months ended March 31, 2003, capital expenditures were $10.8 million compared to $14.3 million in the first quarter of 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. For the full year 2003, capital expenditures are expected to be $39 million, including $36 million at LaRonde and $3 million on other properties. The Company expects to fund these expenditures from operating cash flow and existing cash balances.

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Summarized Quarterly Data (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except where noted, **US GAAP basis**)	Three months ended March 31, 2003	2002
Consolidated Financial Data		
Income and cash flow		
LaRonde Division		
Revenues from mining operations	**$ 30,112**	$ 25,547
Mine operating costs	**24,347**	17,603
Mine operating profit	**$ 5,765**	$ 7,944
Net income (loss) for period	**$ (6,237)**	$ 477
Net income (loss) per share	**$ (0.07)**	$ 0.01
Operating cash flow (before non-cash working capital)	**$ (577)**	$ 4,972
Weighted average number of shares – basic (in thousands)	**83,725**	68,006
Tons of ore milled	**602,633**	477,333
Head grades:		
Gold	**0.10**	0.14
Silver	**2.44**	2.52
Zinc	**3.55%**	5.24%
Copper	**0.45%**	0.22%
Recovery rates:		
Gold	**91.66%**	94.54%
Silver	**83.80%**	83.70%
Zinc	**78.20%**	84.90%
Copper	**79.10%**	60.30%
Payable production:		
Gold (ounces)	**55,005**	60,259
Silver (ounces in thousands)	**1,036**	724
Zinc (pounds in thousands)	**27,964**	35,997
Copper (pounds in thousands)	**3,956**	1,131
Realized prices per unit of production:		
Gold (per ounce)	**$ 350**	$ 300
Silver (per ounce)	**$ 4.70**	$ 4.48
Zinc (per pound)	**$ 0.35**	$ 0.36
Copper (per pound)	**$ 0.76**	$ 0.72
Onsite operating costs per ton milled (Canadian dollars)	**$ 52**	$ 52
Operating costs per gold ounce produced:		
Onsite operating costs (including asset retirement expenses)	**$ 378**	$ 258
Less: Non-cash asset retirement expenses	**(2)**	(5)
Net byproduct revenues	**(207)**	(124)
Cash operating costs	**$ 169**	$ 129
Accrued El Coco royalties	**74**	32
Total cash costs	**$ 243**	$ 161
Non-cash costs:		
Reclamation provision	**2**	5
Amortization	**82**	54
Total operating costs	**$ 327**	$ 220

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Consolidated Balance Sheets **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **US GAAP basis**)	March 31, 2003 *(Unaudited)*	December 31, 2002
ASSETS		
Current		
Cash and cash equivalents	**$ 141,238**	$ 152,934
Metals awaiting settlement	**25,465**	29,749
Income taxes recoverable	**2,341**	2,900
Inventories:		
Ore stockpiles	**5,116**	4,604
In-process concentrates	**1,411**	1,008
Supplies	**4,916**	5,008
Prepaid expenses and other	**9,027**	10,025
Total current assets	**189,514**	206,228
Fair value of derivative financial instruments	**2,437**	1,835
Investments and other assets	**9,514**	8,795
Future income and mining tax assets	**23,664**	23,890
Mining properties	**361,289**	353,059
	$ 586,418	$ 593,807
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 14,576**	$ 15,246
Dividends payable	**706**	3,013
Income and mining taxes payable	**-**	954
Interest payable	**260**	1,873
Total current liabilities	**15,542**	21,086
Long-term debt	**143,750**	143,750
Fair value of derivative financial instruments	**-**	5,346
Asset retirement obligation and other liabilities	**8,846**	5,043
Future income and mining tax liabilities	**22,215**	20,889
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 83,767,794 (2002 – 83,636,861)	**593,216**	591,969
Warrants	**15,732**	15,732
Contributed surplus	**7,181**	7,181
Deficit	**(202,260)**	(196,023)
Accumulated other comprehensive loss	**(17,804)**	(21,166)
Total shareholders' equity	**396,065**	397,693
	$ 586,418	$ 593,807

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except per share amounts, **US GAAP basis**)	Three months ended March 31, 2003		2002
REVENUES			
Revenues from mining operations	$	**30,112**	$ 25,547
Interest and sundry income		**641**	36
		30,753	25,583
COSTS AND EXPENSES			
Production		**24,347**	17,603
Exploration and corporate development		**1,472**	749
Amortization		**4,517**	3,251
General and administrative		**1,467**	1,001
Provincial capital tax		**489**	380
Interest		**2,217**	1,916
Foreign currency gain		**(217)**	-
Income (loss) before income, mining and federal capital taxes		**(3,539)**	683
Federal capital tax		**325**	206
Income and mining tax expense		**630**	-
Income (loss) before cumulative catch-up adjustment		**(4,494)**	477
Cumulative catch-up adjustment relating to asset retirement obligations		**(1,743)**	-
Net income (loss) for the period	$	**(6,237)**	$ 477
Net income (loss) before cumulative catch-up adjustment per share – basic and diluted	$	**(0.05)**	$ 0.01
Cumulative catch-up adjustment per share – basic and diluted		**(0.02)**	-
Net income (loss) per share – basic and diluted	$	**(0.07)**	$ 0.01
Weighted average number of shares (in thousands) (note 3)			
basic		**83,725**	68,006
diluted		**83,725**	79,283
Comprehensive income (loss):			
Net Income (loss) for the period	$	**(6,237)**	$ 477
Other comprehensive income (loss):			
Unrealized gain (loss) on hedging activities		**3,227**	(1,833)
Unrealized gain on available for sale securities		**135**	-
Other comprehensive income (loss)		**3,362**	(1,833)
Comprehensive income (loss) for the period	$	**(2,875)**	$ (1,356)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

(thousands of United States dollars, except per share amounts, **US GAAP basis**)	Three months ended March 31, 2003	2002
Deficit		
Balance, beginning of period	$ **(196,023)**	$ (197,220)
Net income (loss) for the period	**(6,237)**	477
Balance, end of period	$ **(202,260)**	$ (196,743)
Accumulated other comprehensive loss		
Balance, beginning of period	**$ (21,166)**	$ (15,576)
Other comprehensive income (loss) for the period	**3,362**	(1,833)
Balance, end of period	**$ (17,804)**	$ (17,409)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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Consolidated Statements of Cash Flows (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **US GAAP basis**)	Three months ended March 31, 2003	2002
Operating activities		
Net income (loss) for the period	**$ (6,237)**	$ 477
Add (deduct) items not affecting cash from operating activities:		
Amortization	**4,517**	3,251
Provision for (recoveries of) future income and mining taxes	**1,326**	-
Unrealized (gain) loss on derivative contracts	**(2,270)**	-
Cumulative catch-up adjustment related to asset retirement obligations	**1,743**	-
Amortization of deferred costs and other	**344**	1,244
Cash flow from operations, before working capital changes	**(577)**	4,972
Change in non-cash working capital balances		
Metals awaiting settlement	**4,119**	(9,153)
Income taxes recoverable	**(395)**	(594)
Inventories	**(823)**	229
Prepaid expenses and other	**571**	(2,174)
Accounts payable and accrued liabilities	**(670)**	1,330
Interest payable	**(1,613)**	(1,667)
Cash flows from (used in) operating activities	**612**	(7,057)
Investing activities		
Additions to mining properties	**(10,837)**	(14,252)
Increase in investments and other	**(188)**	(9)
Cash flows used in investing activities	**(11,025)**	(14,261)
Financing activities		
Dividends paid	**(2,431)**	(1,289)
Common shares issued	**1,195**	5,226
Proceeds from long-term debt	**-**	143,750
Financing costs	**-**	(5,266)
Repayment of the Company's senior convertible notes	**-**	(121,971)
Cash flows from (used in) financing activities	**(1,236)**	20,450
Effect of exchange rate changes on cash and cash equivalents	**(47)**	(17)
Net decrease in cash and cash equivalents	**(11,696)**	(885)
Cash and cash equivalents, beginning of period	**152,934**	21,180
Cash and cash equivalents, end of period	**$ 141,238**	$ 20,295
Other operating cash flow information:		
Interest paid during the period	**$ 3,602**	$ 19,397
Taxes paid (recovered) during the period	**$ -**	$ 3,329

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

1. Basis of Presentation

The Company's primary basis of financial reporting is United States generally accepted accounting principles. Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2002.

2. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Change in Accounting Policies

Except for the items outlined below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 audited annual financial statements.

(a) Reclamation Costs

Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

In order to calculate the initial liability on January 1, 2003, the Company made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

The adoption of FAS 143 negatively impacted income in the first quarter of 2003 as the Company recorded a non-cash charge of approximately $1.7 million, or $0.02 per share, representing the past cumulative effect of adopting this standard.

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(b) Stock-based compensation

The Company has an Employee Stock Option Plan ("ESOP") which is described fully in note 7 to the Company's December 31, 2002 annual audited consolidated financial statements. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in income prior to January 31, 2003 as all options granted under the ESOP had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation,"("FAS 123") as amended by FASB Statement No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." The Company has adopted the provisions of FAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. No options were granted in the first quarter ended March 31, 2003 and accordingly no compensation expense has been recognized in the interim consolidated financial statements.

4. Capital Stock

For the three month period ended March 31, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

Common shares outstanding at March 31, 2003	83,767,794
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,985,200
Warrants	6,900,000
	103,920,913

During the three-month period ended March 31, 2003, 75,150 (2002 – 520,550) employee stock options were exercised for cash of $0.5 million (2002 - $3.3 million).

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS - CANADIAN GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

Agnico-Eagle reported a first quarter net loss of $3.6 million, or $0.06 cents per share, compared to net income of $5.8 million, or $0.12 cents per share, in the first quarter of 2002. Gold production in the first quarter of 2003 was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. The first quarter production shortfall is due to a previously reported rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

(millions of dollars)	*First Quarter*
Increase in gold price	$3.0
Increase in copper production	2.0
Increase in silver production and price	1.6
Increase in operating costs	(4.0)
Increase in El Coco royalty	(2.2)
Decrease in gold production	(1.7)
Increase in depreciation & amortization	(1.3)
Decrease in zinc production	(1.0)
Stronger Canadian dollar	(0.8)
Gain on settlement of convertible notes in Q1 2002	(6.2)
Other	1.2
Net negative variance	$(9.4)

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in the first quarter of 2002. Operating at the expanded rate, the mill processed a record 602,633 tons of ore in the first quarter of 2003 leaving onsite operating costs per ton unchanged over the first quarter of 2002 at C$52 per ton.

In the first quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $169 per ounce from $129 per ounce in 2002. Total cash operating costs to produce an ounce of gold were $243 compared to $161 in the same quarter of 2002. Although onsite operating costs remained unchanged at $52 per ton, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

(thousands of dollars, except where noted)	*Q1 2003*	*Q1 2002*
Cost of production per Consolidated Statements of Income (Loss)	$24,517	$17,352
Adjustments:		
Byproduct revenues	(11,379)	(7,284)
El-Coco royalty	(4,075)	(1,908)
Revenue recognition adjustment (i)	508	(57)
Non cash reclamation provision	(275)	(303)
Cash operating costs	$9,296	$7,800
Gold production (ounces)	55,005	60,529
Cash operating cost (per ounce)	$169	$129
El-Coco royalty (per ounce)	74	32
Total cash operating costs (per ounce) (ii)	$243	$161

Notes:

(ii) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under CDN GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with CDN GAAP.

Amortization expense increased 61% to $4.5 million in the first quarter of 2003 from $2.8 million in the first quarter of 2002. The increase in amortization is attributable to the increased mill throughput of 26% and increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.6 million in the first quarter of 2003 from nil in the first quarter of 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

Liquidity and Capital Resources

At March 31 2003, Agnico-Eagle's consolidated cash and cash equivalents were $141 million while working capital was $172 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $241 million of available cash resources at March 31, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $1.2 million in the first quarter of 2003 compared to $5.1 million in the first quarter of 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three months ended March 31, 2003, capital expenditures were $10.8 million compared to $14.3 million in the first quarter of 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. For the full year 2003, capital expenditures are expected to be $39 million, including $36 million at LaRonde and $3 million on other properties. The Company expects to fund these expenditures from operating cash flow and existing cash balances.

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Summarized Quarterly Data (Unaudited) — **Agnico-Eagle Mines Limited**

(thousands of United States dollars, except where noted, **CDN GAAP basis**)	Three months ended March 31, 2003	2002
Consolidated Financial Data		
Income and cash flow		
LaRonde Division		
Revenues from mining operations	**$ 30,112**	$ 25,092
Mine operating costs	**24,517**	17,352
Mine operating profit	**$ 5,595**	$ 7,740
Net income (loss) for period	**$ (3,564)**	$ 5,778
Net income (loss) per share	**$ (0.08)**	$ 0.12
Operating cash flow (before non-cash working capital)	**$ 1,159**	$ 5,129
Weighted average number of shares – basic (in thousands)	**83,725**	68,006
Tons of ore milled	**602,633**	477,333
Head grades:		
Gold	**0.10**	0.14
Silver	**2.44**	2.52
Zinc	**3.55%**	5.24%
Copper	**0.45%**	0.22%
Recovery rates:		
Gold	**91.66%**	94.54%
Silver	**83.80%**	83.70%
Zinc	**78.20%**	84.90%
Copper	**79.10%**	60.30%
Payable production:		
Gold (ounces)	**55,005**	60,259
Silver (ounces in thousands)	**1,036**	724
Zinc (pounds in thousands)	**27,964**	35,997
Copper (pounds in thousands)	**3,956**	1,131
Realized prices per unit of production:		
Gold (per ounce)	**$ 350**	$ 300
Silver (per ounce)	**$ 4.70**	$ 4.48
Zinc (per pound)	**$ 0.35**	$ 0.36
Copper (per pound)	**$ 0.76**	$ 0.72
Onsite operating costs per ton milled (Canadian dollars)	**$ 52**	$ 52
Operating costs per gold ounce produced:		
Onsite operating costs (including asset retirement expenses)	**$ 378**	$ 258
Less: Non-cash asset retirement expenses	**(2)**	(5)
Net byproduct revenues	**(207)**	(124)
Cash operating costs	**$ 169**	$ 129
Accrued El Coco royalties	**74**	32
Total cash costs	**$ 243**	$ 161
Non-cash costs:		
Reclamation provision	**2**	5
Amortization	**82**	54
Total operating costs	**$ 327**	$ 220

More…

(thousands of United States dollars, **CDN GAAP basis**)	March 31, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current		
Cash and cash equivalents	**$ 141,238**	$ 152,934
Metals awaiting settlement	**25,465**	29,749
Income taxes recoverable	**2,341**	2,900
Inventories:		
Ore stockpiles	**5,116**	4,604
In-process concentrates	**1,411**	1,008
Supplies	**4,916**	5,008
Prepaid expenses and other	**7,334**	7,576
Total current assets	**187,821**	203,779
Investments and other assets	**10,834**	8,951
Future income and mining tax assets	**22,929**	22,929
Mining properties	**362,729**	356,409
	$ 584,313	$ 592,068
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 14,576**	$ 15,246
Dividends payable	**706**	3,013
Income and mining taxes payable	**-**	954
Interest payable	**260**	1,873
Total current liabilities	**15,542**	21,086
Reclamation provision and other liabilities	**4,686**	4,314
Future income and mining tax liabilities	**25,141**	23,819
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 83,767,794 (2002 – 83,636,861)	**442,617**	441,363
Convertible debenture	**92,351**	91,465
Other paid in capital	**55,028**	55,028
Warrants	**15,732**	15,732
Contributed surplus	**5,560**	5,560
Deficit	**(72,344)**	(66,299)
Total shareholders' equity	**538,944**	542,849
	$ 584,313	$ 592,068

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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Consolidated Statements of Income (Loss)(Unaudited)

Agnico-Eagle Mines Limited

(thousands of United States dollars, except per share amounts, **CDN GAAP basis**)	Three months ended March 31, 2003	2002
REVENUES		
Revenues from mining operations	**$ 30,112**	$ 25,092
Interest and sundry income	**146**	228
	30,258	25,320
COSTS AND EXPENSES		
Production	**24,517**	17,352
Exploration and corporate development	**1,472**	749
Amortization	**4,517**	2,812
General and administrative	**1,467**	1,001
Provincial capital tax	**489**	380
Interest	**622**	1,925
Foreign currency gain	**(217)**	-
Income (loss) before undernoted	**(2,609)**	1,101
Gain on settlement of Company's senior convertible notes	**-**	6,184
Income (loss) before income, mining and federal capital taxes		7,285
Federal capital tax	**325**	207
Income and mining tax expense	**630**	1,300
Net income (loss) for the period	**$ (3,564)**	$ 5,778
Net income (loss) per share – basic (note 3)	**$ (0.06)**	$ 0.13
Net income (loss) per share – diluted (note 3)	**$ (0.06)**	$ 0.12
Weighted average number of shares (in thousands) (note 3)		
basic	**83,725**	68,006
diluted	**83,725**	79,283

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

More…

Consolidated Statements of Deficit (Unaudited)

Agnico-Eagle Mines Limited

(thousands of United States dollars, except per share amounts, **US GAAP basis**)	Three months ended March 31, 2003	2002
Deficit		
Balance, beginning of period	$ **(66,299)**	$ (56,731)
Net income (loss) for the period	**(3,564)**	5,778
	(69,863)	(50,953)
Interest costs associated with the Company's convertible debentures	**(2,481)**	(474)
Gain on settlement of conversion option related to the Company's senior convertible notes, net of related income taxes	**-**	3,833
Share issue costs	**-**	(5,266)
Balance, end of period	$ **(72,344)**	$ (52,860)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

More...

Consolidated Statements of Cash Flows (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **US GAAP basis**)	Three months ended March 31, 2003	2002
Operating activities		
Net income (loss) for the period	**$ (3,564)**	$ 5,778
Add (deduct) items not affecting cash from operating activities:		
Amortization	**4,517**	2,812
Provision for future income and mining taxes	**1,326**	1,300
Gain on liquidation of written call option derivative contracts	**(1,861)**	
Gain on settlement of the Company's senior convertible notes	**-**	(6,184)
Amortization of deferred costs and other	**741**	1,423
Cash flow from operations, before working capital changes	**1,159**	5,129
Change in non-cash working capital balances		
Metals awaiting settlement	**4,119**	(9,098)
Income taxes recoverable	**(395)**	(594)
Inventories	**(823)**	(21)
Prepaid expenses and other	**430**	(2,136)
Accounts payable and accrued liabilities	**(670)**	1,330
Interest payable	**(1,613)**	(1,667)
Cash flows from (used in) operating activities	**2,207**	(7,057)
Investing activities		
Additions to mining properties	**(10,837)**	(14,252)
Increase in investments and other	**(188)**	(9)
Cash flows used in investing activities	**(11,025)**	(14,261)
Financing activities		
Dividends paid	**(2,431)**	(1,289)
Common shares issued	**1,195**	5,226
Interest on convertible debentures	**(1,595)**	-
Proceeds from long-term debt	**-**	143,750
Financing costs	**-**	(5,266)
Repayment of the Company's senior convertible notes	**-**	(121,971)
Cash flows from (used in) financing activities	**(2,831)**	20,450
Effect of exchange rate changes on cash and cash equivalents	**(47)**	(17)
Net decrease in cash and cash equivalents	**(11,696)**	(885)
Cash and cash equivalents, beginning of period	**152,934**	21,180
Cash and cash equivalents, end of period	**$ 141,238**	$ 20,295
Other operating cash flow information:		
Interest paid during the period	**$ 3,602**	$ 19,397
Taxes paid (recovered) during the period	**$ -**	$ 3,329

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Consolidated Financial Statements (CDN GAAP basis) for the year ended December 31, 2002.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis).

2. Use of Estimates

The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Net income per share

For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

	Nine months ended September 30, 2002
Net income, per financial statements	$ (3,564)
Less: Interest on 2012 convertible debenture charged directly to retained earnings	(1,595)
Net income used in the computation of net income per share	$ (5,160)

The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4. Capital Stock

For the three month period ended March 31, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

Common shares outstanding at March 31, 2003	83,767,794
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	2,985,200
Warrants	6,900,000
	103,920,913

During the three-month period ended March 31, 2003, 75,150 (2002 – 520,550) employee stock options were exercised for cash of $0.5 million (2002 - $3.3 million).

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Agnico-Eagle Mines Limited (the "Corporation") ***hereby appoint(s):*** *Sean Boyd, President and Chief Executive Officer of the* Corporation, or failing him Barry Landen, Vice-President, Corporate Affairs of the Corporation

OR instead of either of them

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that *may come before the Meeting of Agnico-Eagle Mines Limited to be held in the Toronto I Room, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario, Canada on June 19, 2003 at* 10:30 a.m. (Toronto time) and at any adjournment thereof.

1. Election of Directors

	For	Withhold
01. Leanne M. Baker		
02. Douglas R. Beaumont		
03. Sean Boyd		
04. Alan Green		
05. Bernard Kraft		
06. Mel Leiderman		
07. James D. Nasso		
08. Ernest Sheriff		



2. Appointment of Auditors

	For	Withhold
Appointment of Ernst & Young LLP as auditors of the Corporation and *authorizing the directors to fix their remuneration*		



Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day / Month / Year

Quarterly Financial Statements Request



Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.



AGEQ 1PR



0017AC


AGNICO-EAGLE


Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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X

X

PROXY FORM - Annual Meeting (the "Meeting") to be held on June 19, 2003

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, you may require documentation evidencing your power to sign the proxy with signing capacity stated.
3. The form of proxy should be signed in the exact manner as the name appears on the proxy.
4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. **Instead of voting by mail, you may choose one of the two other voting methods outlined below to vote your proxy. Have this proxy form in hand when you call. Voting by mail** is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual. **Voting by mail or via the Internet** are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the reverse of this form. If you transmit your proxy by telephone or via the Internet, **DO NOT** complete or return this proxy form.
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